1/10

07020357

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 1 8 2007

THOMSON FINANCIAL

FILE NO. 82- 05022

FISCAL YEAR 9-30-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 1/17/06

Annual Report **2006**

KUALA LUMPUR KEPONG BERHAD

(15043-V)

100

1906 - 2006

STILL GOING STRONG


KLK
100
1906 - 2006
STILL GOING STRONG
KLK Centenary Gala Dinner


100





Celebrations In KL







100 STILL GOING STRONG

Other Celebrations...



······· In Estate ······· ▽

······· Opening of oleochemical plant, China ·······





······· In Ipoh ······· ▽

······· *Centennial Celebrations* ·······

As we reminisce and celebrate KLK's 100 years of rich historical tapestry, we look forward to forging ahead confidently the next 100 challenging years.







VICINITY
PERAK

Lee Loy Seng

Tan Sri Dato' Seri Lee Loy Seng was the last of the great rubber barons, a man whose foresight and entrepreneurship created a plantations empire. ¶ He was born in Menglembu on 22nd August 1921, the elder of a pair of twins. ¶ This earned him the nickname of 'Taiko' (which means 'Elder Brother' – not the Godfather of the Triads). ¶ The corporate headquarters that he built, Wisma Taiko, is one of the landmarks in the city of Ipoh. ¶

In the early 50's, wanting to gain first hand knowledge of a rubber estate Tan Sri Lee Loy Seng decided to visit the Parit Perak estate. ¶ However, he did not have prior permission. ¶ He was unceremoniously chased out of the estate by the estate manager himself. ¶ From that day, he was obsessed with the idea of gaining control of the estate. ¶ When he finally gained control of Parit Perak, he did not sack the British manager. ¶ "He was only doing his job," said Tan Sri Lee. ¶ The incident was forever etched on his memory as one of the most unforgettable in his career as a planter. ¶

Notwithstanding his outstanding achievements, he remained humble and approachable. That he was an exceptional businessman was beyond doubt, for he was director of many companies.

News, Publications & Website


100
strong lega




100
Manufacturing
COMPANY NEWS
WELCOME TO KUALA LUMPUR KEPONG BERHAD


LOOKING AHEAD
Star
BizWeek
KLK's New Century

Sponsorship of Performing Arts


BROKEN BRIDGES
THE MUSICAL

CONTENTS


THE CORPORATION
BUSINESS
LUMPUR KEPONG
THE PROPERTIES &

THE CORPORATION



A united corporate family dedicated to the continued growth of KLK

AGRICULTURAL MAP

LOCATION OF THE GROUP'S PLANTATIONS AND AGRICULTURAL OPERATIONS
AT 30 SEPTEMBER 2006

MALAYSIA

Kedah		Hectares
1	Batu Lintang ☆	2,017
2	Ghim Khoon	773
3	Pelam	2,526

Perak		
4	Allagar	805
5	Glenealy	1,084
6	Kuala Kangsar	847
7	Serapoh	936
8	Subur	1,290

Selangor		
9	Changkat Asa ☆ □	1,544
10	Kerling	619
11	Sungai Gapi	603
12	Tuan Mee ☆	1,621

Negeri Sembilan		
13	Ayer Hitam	2,640
14	Batang Jelai	2,162
15	Gunong Pertanian	686
16	Jeram Padang ☆ □	2,114
17	Kombok	1,916
18	Ulu Pedas	923

Johor		
19	Ban Heng	631
20	Fraser	2,968
21	Kekayaan ☆	2,818
22	Landak	2,833
23	New Pogoh	1,560
24	Paloh ☆	2,680
25	See Sun	589
26	Sungei Penggeli	951
27	Sungai Tamok	3,238
28	Voules □	2,977
29	KLK Edible Oils △	5

Pahang		Hectares
30	Renjok	1,579
31	Selborne □	1,282
32	Sungei Kawang	1,890
33	Tuan	1,812

Kelantan		Hectares
34	Kerilla □	2,191
35	Kuala Gris □	2,429
36	Pasir Gajah ☆	2,655
37	Sungai Sokor	1,603



Kelantan
Kedah
Perak
Pahang
Selangor
Negeri Sembilan
Johor
Ipoh
Kuala Lumpur



SOUTH EAST ASIA
PHILIPPINES
Kuala Lumpur
SINGAPORE
Brunei
Lahad Datu
Tawau
Tanjung Redeb
Belitung
INDONESIA
MALAYSIA
AUSTRALIA

LEGEND

- ☆ With Palm Oil Mill
- ☐ With Rubber Factory
- ▽ With Kernel Crushing Plant
- △ With Refinery



Sabah
39A
40
39B
Lahad Datu
38
Tanjung Redeb
48
46
Kalimantan
47
Sampit
42
41
Tanjung Pandan
43
45
44
Sumatra
Belitung
AUSTRALIA
49
Perth
50

MALAYSIA

	Sabah	Hectares
38	KDC COMPLEX	
	Jatika	3,515
	Pang Burong	2,548
	Pangeran ☆	2,855
	Pinang	2,425
	Ringlet	1,843
	Sigalong	2,861
	Sri Kunak	2,773
	Tundong ☆ ▽ △	2,096
39	GSSB COMPLEX	
39A	Bornion ☆	3,233
	Segar Usaha	2,792
39B	Bukit Tabin	2,916
	Lungmanis ☆	1,656
	Rimmer ☆	2,730
	Sg Silabukan	2,654
	Tungku	3,418
40	Leluasa Untung ▽	4

INDONESIA

	Belitung	
41	Kebun SWP ☆	14,065
42	Kebun Parit Sembada	3,990
	Sumatra	
43	Kebun Mandau ☐ ☆	14,799
44	Kebun Nilo ☆	12,860
45	Kebun Mutiara	1,700
	Kalimantan	
46	Kebun Jabontara Eka Karsa	14,086
47	Kebun Mulia Agro Permai	9,056
48	Kebun Hutan Hijau Mas	7,710

AUSTRALIA

49	Erregulla Farm	5,290
50	Warrening Gully Farm	3,089


'000
hectares
'000
tonnes
130
120
110
100
90
80
70
60
50
40
30
20
10
0
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2006
2005
2004
2003
2002

OIL PALM PLANTED AREA
FFB PRODUCTION

FFB production ('000 tonnes)

planted area - mature ('000 hectares)

planted area - immature ('000 hectares)


'000
hectares
million
kilos
30
25
20
15
10
5
0
30
25
20
15
10
5
0
2006
2005
2004
2003
2002

RUBBER PLANTED AREA
PRODUCTION

Rubber production (million kilos)

planted area - mature ('000 hectares)

planted area - immature ('000 hectares)


EARNINGS PER SHARE
sen
70
60
50
40
30
20
10
0
2006
2005
2004
2003
2002


NET TANGIBLE ASSETS PER SHARE
RM
7
6
5
4
3
2
1
0
2006
2005
2004
2003
2002


SHAREHOLDERS' FUNDS
RM million
5000
4000
3000
2000
1000
0
2006
2005
2004
2003
2002

GROUP HIGHLIGHTS

FINANCIAL		2006	2005	2004	2003	2002
Revenue	(RM'000)	3,916,649	3,789,897	3,883,483	3,473,531	2,469,071
Profit:						
before taxation	(RM'000)	596,331	585,807	580,822	579,122	363,636
after taxation and minority interests	(RM'000)	436,230	421,315	408,478	399,069	267,109
Earnings per share	(sen)	61.44	59.34	57.53	56.21	37.62
Dividend per share:						
gross	(sen)	50.0	40.0	30.0	25.0	20.0
net	(sen)	36.4	30.5	23.3	18.0	14.4
Net tangible assets	(RM'000)	4,370,513	4,169,809	3,966,409	3,688,124	3,352,523
Net tangible assets per share	(RM)	6.16	5.87	5.59	5.19	4.72

PRODUCTION		2006	2005	2004	2003	2002
Fresh Fruit Bunches	(tonnes)	2,422,487	2,250,808	2,019,506	1,925,953	1,766,762
Rubber	('000 kgs)	24,257	24,870	25,828	24,755	23,782

QUARTERLY FINANCIAL		Year 2006	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	(RM'000)	3,916,649	1,037,434	1,008,744	856,749	1,013,722
Operating profit	(RM'000)	584,709	128,455	148,110	97,691	210,453
Profit before taxation	(RM'000)	596,331	128,613	149,091	104,306	214,321
Net Profit for the period	(RM'000)	436,230	82,515	107,846	75,625	170,244
Earnings per share - basic	(sen)	61.44	11.62	15.19	10.65	23.98
Dividend per share - gross	(sen)	50.0	40.0	-	10.0	-

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dato' Seri Lee Oi Hian – *Chairman/CEO*
YM Tengku Robert Hamzah
R. M. Alias
Dato' Lee Hau Hian
Tan Sri Dato' Thong Yaw Hong
Datuk Abdul Rahman bin Mohd. Ramli
Yeoh Eng Khoon

COMPANY SECRETARIES

J. C. Lim
Fan Chee Kum

AUDITORS

KPMG

PLACE OF INCORPORATION AND DOMICILE

In Malaysia as a public limited liability company

SHARE REGISTRAR AND REGISTERED OFFICE

Kuala Lumpur Kepong Berhad
Wisma Taiko, 1 Jalan S. P. Seenivasagam
30000 Ipoh, Perak, Malaysia
Tel: 605-2417844 Fax: 605-2535018
Web: www.klk.com.my

PRINCIPAL BANKERS

Malayan Banking Berhad
HSBC Bank Malaysia Berhad
Public Bank Berhad
RHB Bank Berhad
Citibank N.A.

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
Listed since 1974

PROFILES OF DIRECTORS

DATO' SERI LEE OI HIAN
Chairman / CEO



Malaysian, aged 55, joined the Board on 1 February 1985 and is the Chairman/CEO of KLK. He is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc which is listed on the London Stock Exchange. He is the current Chairman of the Malaysian Palm Oil Council. He also serves as a trustee of Yayasan Tuanku Bainun, Perdana Leadership Foundation, Star Foundation, Tan Sri Lee Loy Seng Foundation and Yayasan KLK, and as a director of Royal Perak Golf Club Berhad.

He graduated from the University of Malaya with a Bachelor of Agricultural Science (Honours) degree and obtained his Masters in Business Administration from Harvard Business School, US.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO.

Dato' Lee Hau Hian who is also a Director of KLK is his brother. Dato' Seri Lee is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related party transactions with the KLK Group. He attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2006.

YM TENGKU ROBERT HAMZAH
Independent / Non-Executive



Malaysian, aged 67, Independent Non-Executive Director, joined the Board on 1 May 1976. He is the Chairman of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad. An architect by profession, graduated from the AA School of Architecture and a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He is Chairman of T. R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2006.

Malaysian, aged 74, Independent Non-Executive Director, has served on the Board since 1 July 1978. He is the Chairman of the Remuneration Committee and a member of the Nomination Committee of the Board.

R. M. ALIAS
Independent / Non-Executive



He holds a Bachelor of Arts (Honours) degree from University of Malaya, Singapore, a Certificate of Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Program at Harvard Business School, US.

He is currently the Chairman of Highlands and Lowlands Berhad, a public listed company. His directorships in other listed companies include Batu Kawan Berhad, Kumpulan Guthrie Berhad, Malayan Banking Berhad, Sime Darby Berhad and Cerebos Pacific Limited (Singapore). He is also a director of Mayban Fortis Holdings Bhd, and a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2006.

DATO' LEE HAU HIAN
Non-Independent / Non-Executive



Malaysian, aged 53, Non-Independent Non-Executive Director, joined the Board on 20 December 1993. He is a member of the Nomination Committee and the Remuneration Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of Yule Catto & Co. plc., a company listed on the London Stock Exchange. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneur & Skills Development Centre. He also serves as a director of Yayasan De La Salle and See Sen Chemical Berhad, and is a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a Masters in Business Administration degree from Stanford University, US.

He is the brother of Dato' Seri Lee Oi Hian who is the Chairman/CEO of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related party transactions with the KLK Group. He attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2006.

TAN SRI DATO' THONG YAW HONG
Independent / Non-Executive



Malaysian, aged 76, Independent Non-Executive Director, joined the Board on 8 March 1995. He is the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Board. He is a Fellow member of the Institute of Bankers Malaysia.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad and Public Mutual Berhad, Chairman of Berjaya Land Berhad and Berjaya Sports Toto Bhd. Other public companies in which he is a director are Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Berjaya General Insurance Bhd, Public Merchant Bank Bhd and Public Islamic Bank Berhad. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation, Malaysian Institute of Economic Research and Yayasan Wah Seong. He is also a member of the Working Group of the Executive Committee for the National Economic Action Council, now renamed as National Implementation Task Force (NITF), and a member of the Investment Committee for the Unit Trust Funds managed by Public Mutual Berhad.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Program from Harvard Business School. Tan Sri was the Pro-Chancellor of Universiti Putra Malaysia till June 2006. He was conferred the Honorary Doctorate of Economics by Universiti Putra Malaysia on 17 September 2006.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2006.

DATUK ABDUL RAHMAN BIN MOHD. RAMLI
Non-Independent / Non-Executive



Malaysian, aged 67, Non-Independent Non-Executive Director, joined the Board on 11 September 1999. He is a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently a Board member of Malayan Banking Berhad and DRB-HICOM Berhad, both are public listed companies.

He is a nominee director of Permodalan Nasional Berhad, a major shareholder of KLK within the preceding 12 months. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2006.

YEOH ENG KHOON
Independent / Non-Executive



Malaysian, aged 59, Independent Non-Executive Director, was appointed to the Board on 24 February 2005. He is a member of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad and See Sen Chemical Berhad, and a trustee of Yayasan KLK. His past working experience included banking, manufacturing and the retail business.

He obtained his Bachelor of Arts (Honours) degree in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2006.

Note: None of the Directors of KLK has been convicted of any offence.

CORPORATE CALENDAR



15 November 2005


KL-KEPONG COCOA PRODUCTS SDN. BHD.
THE OFFICIAL OPENING OF SELBOURNE AUDITORIUM
BY
Y.BHG. TAN SRI DATO' THONG YAW HONG
Director, Kuala Lumpur Kepong Berhad

23 November 2005



6 December 2005


KUALA LUMPUR KEPONG BERHAD
33RD ANNUAL GENERAL MEETING
22 FEBRUARY 2006

22 February 2006


CIMB
BURSA MALAYSIA
UBS
invest malaysia 2006
CORPORATE PRESENTATION

22-24 March 2006



19 April 2006



20-29 April 2006


Assistants'

26 May 2006



26 July 2006



6 August 2006


OILS AND FATS INTERNATIONAL CONGRESS 2006
'CHANGING SCENARIOS FOR OILS AND FATS'
Official Opening by:
YB DATUK PETER CHIN FAH KUI
MINISTER OF PLANTATION INDUSTRIES AND COMMODITIES
12 - 14 SEPTEMBER 2006

12-14 September 2006



15-21 September 2006

17 October 2005
KLK made a donation of USD100,000 towards the Pakistan Earthquake Relief Fund for victims affected by the catastrophe which struck Pakistan on 8 October 2005.

24 October 2005
Announcement on the proposed acquisition of a subsidiary company, Davos Life Science Pte. Ltd. which manufactures nutraceutical, cosmetoceutical and pharmaceutical products. This transaction has been completed.

15 November 2005
KLK's Director, R. M. Alias, was awarded the Ridley Centennial Award Fund ("RCAF") by the Malaysia Rubber Board. The RCAF Gold Medal is awarded to the individuals who have contributed to the development and progress of the rubber industry.

23 November 2005
Announcement of the Group's 4th Quarter Results together with the final and special dividends for the year ended 30 September 2005.

Official opening of KL-Kepong Cocoa Products Sdn Bhd's Selbourne Auditorium.

6 December 2005
Announcement on the proposed acquisition of a subsidiary company, Stolthaven (Westport) Sdn. Bhd. which operates an independent common user liquid storage facility at Westport, Port Klang. This transaction has been completed.

15-17 December 2005
KLK co-sponsored the Perdana Global Peace Forum 2005 held at the Putra World Trade Centre, Kuala Lumpur.

11 January 2006
Announcement on the proposed acquisition of two subsidiary companies, namely Tri-Force Element Inc and Double Jump Ltd. The two companies together hold a 95% interest in PT Jabontara Eka Karsa which owns approximately 14,086 hectares of land in Indonesia. This transaction has been completed.

22 February 2006
The Company's 33rd Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.

Announcement of the Group's 1st Quarter Results for period ended 31 December 2005.

21 March 2006
Payment of a final dividend of 9 sen per share and special dividend of 25 sen per share, less 28% income tax for financial year ended 30 September 2005.

DIVIDEND		ANNOUNCEMENT	ENTITLEMENT DATE	PAYMENT
2005	Final - 9 sen less tax Special - 25 sen less tax	23/11/2005	23/2/2006	21/3/2006

22 March 2006
Announcement on the incorporation of KL-Kepong Nutrients Sdn. Bhd., a wholly-owned subsidiary of KLK for the extraction of micro-nutrients from vegetable oil streams.

22-24 March 2006
KLK participated as a corporate speaker at the Invest Malaysia 2006 conference jointly sponsored by Bursa Malaysia, Commerce International Bankers Bhd (CIMB) and UBS Securities Malaysia Sdn Bhd and held in Kuala Lumpur.

19 April 2006
Dato' Lee Oi Hian, KLK's Chairman was conferred the Darjah Seri Paduka Mahkota Perak (S.P.M.P.) by the Sultan of Perak Darul Ridzuan which carries the title Dato' Seri on the auspicious occasion of His Royal Highness' 78th Birthday.

20–29 April 2006
KLK participated in the Minggu Saham Amanah Malaysia 2006 organised by Permodalan Nasional Berhad ("PNB") held in Kuala Terengganu, Terengganu.

KLK also participated in a similar exhibition "Program Bersama PNB" held in Pekan, Pahang on 16-19 September 2006.

24 May 2006
Announcement of the Group's 2nd Quarter Results together with the interim dividend for the year ending 30 September 2006.

DIVIDEND		ANNOUNCEMENT	ENTITLEMENT DATE	PAYMENT
2006	Interim - 10 sen less tax	24/5/2006	14/7/2006	9/8/2006

26 May 2006
The Assistant Managers' Conference (Plantations) was held at Syuen Hotel, Ipoh.

14 June 2006
Announcement on the proposed acquisition of a subsidiary company, PT Mulia Agro Permai. The company owns approximately 9,056 hectares of land in Sampit, Central Kalimantan, Indonesia, which it intends to develop into oil palm plantations in due course. This transaction has been completed.

26 June 2006
Announcement on the proposed acquisition of a subsidiary company, F. Holm Chemie Handels GmbH, which is a well known trader and distributor of oleochemicals in Europe. This transaction has been completed.

26 July 2006
Official opening of Taiko Palm-Oleo (Zhangjiagang) Co. Ltd. Oleochemical plant by YB Datuk Peter Chin Fah Kui, Minister of Plantation Industries and Commodities of Malaysia and Hon. Wang Xiang, Mayor of Zhangjiagang.

6 August 2006
KLK Centenary Celebration Dinner was held at Shangri-la Hotel, Kuala Lumpur.

A similar dinner was held in Ipoh on 26 May 2006.

9 August 2006
Payment of an interim dividend of 10 sen per share less 28% income tax for financial year ending 30 September 2006.

21 August 2006
Announcement on the incorporation of Selbourne Suisse SARL, a wholly-owned subsidiary of KLK. The intended principal activities are brand licensing, marketing and sales of cocoa products and other cocoa related products.

23 August 2006
Announcement of the Group's 3rd Quarter Results for the period ended 30 June 2006.

12-14 September 2006
KLK co-sponsored the Oils and Fats International Congress 2006 held at the Putra World Trade Centre, Kuala Lumpur.

15-21 September 2006
The KLK Management Academy training was conducted at the KLK Training Centre, Ipoh. It involved middle management personnel from the plantation and manufacturing sectors.

GROUP COMPANIES

PLANTATIONS

Bornion Estate Sdn Bhd
63% (Plantation)

Fajar Palmkel Sdn Bhd
100% (Kernel crushing)

Gocoa Sdn Bhd
100% (Plantation)

Golden Peak Development Sdn Bhd
100% (Plantation)

Golden Sphere Sdn Bhd
100% (Plantation)

Golden Yield Sdn Bhd
100% (Plantation)

Kalumpang Estates Sdn Bhd
100% (Plantation)

KL-Kepong (Sabah) Sdn Bhd
100% (Milling & refining of palm products)

KL-Kepong Edible Oils Sdn Bhd
100% (Refining of palm products)

KL-Kepong Plantation Holdings Sdn Bhd
100% (Investment holding)

- **Double Jump Ltd**
  100% (Investment holding)

- **Gunong Pertanian Sdn Bhd**
  100% (Plantation)

- **Parit Perak Plantations Sdn Bhd**
  100% (Plantation)

- **Pinji Horticulture Sdn Bhd**
  100% (Plantation)

- **P.T. ADEI Plantation & Industry**
  95% (Plantation)

- **P.T. Jabontara Eka Karsa**
  95% (Plantation)

- **P.T. KLK Agriservindo**
  100% (Management of plantations)

- **P.T. Kreasijaya Adhikarya**
  95% (Dormant)

- **P.T. Mulia Agro Permai**
  90% (Plantation)

- **P.T. Steelindo Wahana Perkasa**
  95% (Plantation)

- **Sy Kho Trading Plantation Sdn Bhd**
  100% (Plantation)

  - **Sunshine Plantation Sdn Bhd**
    100% (Plantation)

- **Tri-Force Element Inc**
  100% (Investment holding)

KLK (Mauritius) International Ltd
100% (Investment holding)

- **P.T. Parit Sembada**
  95% (Plantation)

Kulumpang Development Corporation Sdn Bhd
100% (Plantation)

Ladang Finari Sdn Bhd
100% (Plantation)

Ladang Sumundu (Sabah) Sdn Bhd
100% (Plantation)

Leluasa Untung Sdn Bhd
100% (Kernel crushing)

Masawit Plantation Sdn Bhd
100% (Plantation)

Richinstock Sawmill Sdn Bhd
100% (Plantation)

Rubber Fibreboards Sdn Bhd
100% (Manufacturing of fibre mat)

Sabah Cocoa Sdn Bhd
100% (Plantation)

Sabah Holdings Corporation Sdn Bhd
70% (Investment holding)

Selit Plantations (Sabah) Sdn Bhd
100% (Plantation)

Sri Kunak Plantation Sdn Bhd
100% (Plantation)

Susuki Sdn Bhd
100% (Investment holding)

- **Axe Why Zed Sdn Bhd**
  100% (Plantation)

- **Bandar Merchants Sdn Bhd**
  100% (Plantation)

- **Segar Usaha Sdn Bhd**
  100% (Plantation)

- **Syarikat Budibumi Sdn Bhd**
  100% (Plantation)

Syarikat Swee Keong (Sabah) Sdn Bhd
100% (Plantation)

Taiko Plantations Sdn Bhd
100% (Management of plantations)

The Kuala Pertang Syndicate Ltd
100% (Plantation)

The Shanghai Kelantan Rubber Estates (1925) Ltd
100% (Plantation)

- **K.H. Syndicate Ltd**
  100% (Plantation)

Uni-Agro Multi Plantations Sdn Bhd
51% (Plantation)

Verdant Plantations Ltd
100% (Investment holding)

PROPERTIES

KL-K Holiday Bungalows Sdn Bhd
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

- **Austerfield Corporation Sdn Bhd**
  100% (Investment holding)

- **Betatechnic Sdn Bhd**
  100% (Property development)

- **Brecon Holdings Sdn Bhd**
  100% (Renting out of storage and office space)

- **Colville Holdings Sdn Bhd**
  100% (Property development)

- **KL-Kepong Complex Sdn Bhd**
  100% (Property development)

- **KL-Kepong Country Homes Sdn Bhd**
  100% (Property development)

- **KL-Kepong Property Development Sdn Bhd**
  100% (Property development)

- **KL-Kepong Property Management Sdn Bhd**
  100% (Property management)

- **Kompleks Tanjong Malim Sdn Bhd**
  80% (Property development)

- **Palermo Corporation Sdn Bhd**
  100% (Property development)

ASSOCIATED COMPANIES

Applied Agricultural Resources Sdn Bhd
50% (Agronomic service & research)

Beijing King Voray Edible Oil Co Ltd ***
25% (Inactive)

Esterol Sdn Bhd
50% (Manufacturing of food esters)

Kumpulan Sierramas (M) Sdn Bhd
50% (Property development)

Malaysia Pakistan Venture Sdn Bhd
37.5% (Investment holding)

MAPAK Edible Oils (Private) Ltd
30% (Manufacturing and marketing of palm and other soft oils)

Pearl River Tyre (Holdings) Ltd
31% (Investment holding & manufacturing of tyres)

P.T. Sekarbumi Alamlestari
48% (Plantation)

Tawau Bulking Installation Sdn Bhd
49% (Bulking installation)

*** KLK Group's effective shareholding 14%

GROUP COMPANIES

RETAILING

CE Holdings Ltd
100% (Investment holding)

Crabtree & Evelyn Holdings Ltd
100% (Investment holding)

Crabtree & Evelyn Australia Pty Ltd
100% (Distribution of toiletries)

C&E Canada, Inc
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Ltd
100% (Retailing & distribution of toiletries)

Windham Manufacturing Ltd
100% (Manufacturing of toiletries)

Crabtree & Evelyn Europe BV
100% (Investment holding)

Crabtree & Evelyn Deutschland GmbH
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Austria GmbH
100% (Retailing of toiletries)

Crabtree & Evelyn (Overseas) Ltd
100% (Distribution of toiletries)

Crabtree & Evelyn London SA
100% (Retailing of toiletries)

Crabtree & Evelyn London Ltd
100% (Dormant)

Scarborough and Co Ltd
100% (Dormant)

Crabtree & Evelyn (Hong Kong) Ltd
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Malaysia) Sdn Bhd
100% (Retailing of toiletries)

Crabtree & Evelyn Philippines, Inc
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Singapore) Pte Ltd
100% (Retailing & distribution of toiletries)

Quillspur Ltd
100% (Investment holding)

Premier Procurement Ltd
100% (Investment holding)

Crabtree Global Resourcing Sdn Bhd (formerly known as Acc-Enhance Sdn Bhd)
100% (General trading)

Crabtree & Evelyn Trading Ltd
100% (Manufacturing of toiletries)

Crabtree & Evelyn Shop Ltd
100% (Manufacturing of jams)

Windham Toiletries Ltd
100% (Inactive)

INVESTMENT HOLDING & OTHERS

KL-Kepong Equity Holdings Sdn Bhd
100% (Investment holding)

Ablington Holdings Sdn Bhd
100% (Investment holding)

KL-Kepong International Ltd
100% (Investment holding)

Quarry Lane Sdn Bhd
100% (Investment holding)

KLK Assurance (Labuan) Ltd
100% (Offshore captive insurance)

KLK Farms Pty Ltd
100% (Cereal & sheep farming)

KLKI Holdings Ltd
100% (Investment holding)

Kuala Lumpur-Kepong Investments Ltd
100% (Investment holding)

Ortona Enterprise Sdn Bhd
100% (Money lending)

MANUFACTURING

Davos Life Science Pte Ltd
51% (Manufacturing of nutraceutical, cosmetoceutical and pharmaceutical products)

Centros Life Science Pte Ltd
51% (Dormant)

Davos Life Science Marketing Pte Ltd
51% (Dormant)

Helix Life Science Pte Ltd
51% (Dormant)

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holding)

B.K.B. Hevea Products Sdn Bhd
100% (Manufacturing of parquet flooring products)

B.K.B. Flooring Sdn Bhd
100% (Marketing of parquet flooring products)

KL-Kepong Cocoa Products Sdn Bhd
100% (Manufacturing of cocoa products)

Selbourne Food Services Sdn Bhd
100% (Manufacturing, packing and distribution of chocolate products)

Selbourne Suisse SARL
100% (Brand licensing, marketing and sales of cocoa products)

KL-Kepong Rubber Products Sdn Bhd
100% (Manufacturing of latex examination gloves)

Masif Latex Products Sdn Bhd
100% (Manufacturing of household latex gloves)

KSP Manufacturing Sdn Bhd
96% (Manufacturing of soap noodles)

Palmamide Sdn Bhd
88% (Manufacturing of industrial amides)

Palm-Oleo Sdn Bhd
80% (Manufacturing of oleochemicals)

Jasachem Sdn Bhd
100% (Dormant)

KL-Kepong Nutrients Sdn Bhd
100% (Manufacturing of palm oil fatty acids products)

KL-Kepong Oleomas Sdn Bhd
96% (Manufacturing of fatty alcohol)

KLK Overseas Investments Ltd
100% (Investment holding)

B.K.B. Europa SARL
100% (Marketing of wood based products)

F. Holm Chemie Handels GmbH
100% (Trading and distribution of oleochemicals)

Standard Soap Co Ltd
100% (Manufacturing of toiletries)

Premier Soap Co Ltd
100% (Dormant)

KLK Premier Capital Ltd
100% (Investment holding)

Taiko Palm-Oleo (Zhangjiagang) Co Ltd
90% (Manufacturing of fatty acids, glycerine and soap noodles)

Stolthaven (Westport) Sdn Bhd
51% (Storing and distribution of bulk liquid)

Voray Holdings Ltd
55% (Investment holding)

Hubei Zhong Chang Vegetable Oil Co Ltd*
60% (Edible oil refining)

Tianjin Voray Bulking Installation Co Ltd**
50.1% (Bulking installation)

* KLK Group's effective shareholding 33%
** KLK Group's effective shareholding 37%



Dato' Seri Lee Oi Hian
Chairman / CEO

'As we enter into the next 100 years, we will continue to enhance our shareholders' value. Whilst in our pursuit of this, we will also continue to take cognisance of our Corporate Social Responsibility towards the environment, community, workplace and marketplace'

'Sedang kami menjejak ke 100 tahun yang seterusnya, kami akan meneruskan usaha meningkatkan nilai pemegang-pemegang saham. Seiring dengan usaha ini, kami juga akan terus memperakui Tanggungjawab Sosial Korporat kami terhadap alam persekitaran, komuniti, persekitaran kerja serta bidang perdagangan'

KLK has just celebrated the passage of 100 years – a key part of my message made to our Group colleagues is reproduced below:

"But in today's environment of compressed business cycles, globalisation and unexpected natural disasters, our centennial heritage alone does not automatically qualify us to be around the next century. We cannot stand still but yet need a degree of conservatism. In this era of meritocracy, we have to passionately improve our productivity and economic competitiveness. We need to reinforce on KLK's culture, making it more explicit and encouraging even more the positive values within our people. We need to focus on our human capital. To my colleagues, the future of KLK is entrusted to you all".

On behalf of the Board of Directors, I am pleased to present the Annual Report of KLK Group for the financial year ended 30 September 2006.

For the year ended 30 September 2006, we recorded a net profit of RM436.2 million, a small increase of 3.5% from last year. Earnings per share was 61.4 sen. This net profit was largely due to the continuing good performance of plantations as well as capital gains arising from land acquisitions and sale of investments. Manufacturing sector had a major setback due to start-up losses and the exit of the examination gloves business.

In keeping with the increasing dividends trend, your Board is recommending a final dividend of 10 sen gross per share and a special dividend of 30 sen gross per share which together with an interim dividend of 10 sen gross per share already paid, making a total of 50 sen gross per share for the year or a payout of RM258.4 million. To reward shareholders for their loyalty and also to reflect the current market capitalisation of the Group, your Directors are also recommending a bonus issue of 1 new share for every 2 existing shares in KLK. The new shares will not be entitled to any dividends declared for the financial year ended 30 September 2006.

KENYATAAN PENGERUSI

KLK baru sahaja meraikan perayaan ulangtahun ke 100 tahun dan sebahagian penting mesej saya kepada warga Kumpulan kami dipetik di bawah ini:

"Namun dalam suasana masa kini yang bercirikan kitaran perniagaan termampat, globalisasi dan bencana alam yang tidak terduga, warisan kita selama seabad tidak dapat menjamin tempat kita pada abad yang berikutnya. Kita tidak boleh kekal di kedudukan yang sama, tetapi kita juga perlu memelihara warisan kita. Pada zaman ini yang mengutamakan pencapaian, kita mestilah meningkatkan *produktiviti dan daya* saing ekonomi kita dengan bersungguh-sungguh. Kita perlu mengukuhkan lagi budaya KLK, supaya ia lebih nyata dan mampu menggalakkan lagi nilai-nilai positif pada warga Syarikat kita. Kita perlu bertumpu pada modal manusia kita. Kepada rakan-rakan sekerja ku, masa depan KLK diamanahkan kepada kalian".

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan Kumpulan KLK bagi tahun kewangan yang berakhir pada 30 September 2006.

Bagi tempoh setahun yang berakhir pada 30 September 2006, kami mencatatkan keuntungan bersih RM436.2 juta, iaitu peningkatan kecil sebanyak 3.5% daripada tahun lepas. Pendapatan sesaham ialah 61.4 sen. Keuntungan bersih ini disebabkan terutamanya oleh prestasi baik yang berterusan bagi perladangan dan juga keuntungan modal yang diperoleh daripada pengambilan tanah dan penjualan pelaburan. Sektor perkilangan merosot dengan banyak akibat *kerugian permulaan operasi* dan tamatnya perniagaan sarung tangan pemeriksaan.

Selangkah dengan trend dividen yang meningkat, Lembaga Pengarah menyarankan dividen akhir sebanyak 10 sen kasar sesaham dan dividen khas sebanyak 30 sen kasar sesaham. Setelah ditambah dengan dividen interim sebanyak 10 sen kasar sesaham yang sudah dibayar, jumlahnya ialah 50 sen kasar sesaham bagi tahun yang ditinjau ini, atau bayaran yang berjumlah RM258.4 juta. Sebagai ganjaran kepada para pemegang saham atas kesetiaan mereka dan juga untuk mencerminkan permodalan pasaran Kumpulan pada masa ini, para Pengarah juga menyarankan suatu terbitan bonus berupa 1 saham baru bagi setiap 2 saham KLK yang dimiliki. Saham baru ini tidak layak menerima apa-apa dividen yang diisytiharkan bagi tahun kewangan yang berakhir pada 30 September 2006.

Our core plantations sector contributed 78.8% of the Group pre-tax profit. Nearly all the increase in plantation contributions is due to the remarkably buoyant rubber prices achieved. Despite being only 14% of our total productive hectareage, rubber made up 22% of the plantations contribution and nearly 86% more than the oil palm profit per mature area. Oil palm results were also pleasing with a respectable yield of 24.15 tonnes per hectare or 4.95 tonnes oil per hectare. The distribution of the ages of our oil palms has only 13% palms exceeding 19 years age and with 57% in the combined young and immature classification. This augurs well for our future. Currently, the KLK Group still has about 31,000 hectares plantable land in Indonesia and with our expressed policy to add on to this existing landbank it will mean that this desirable age portfolio will be sustainable for the coming years.

Capital investments in plantations continue to be high and 2007 will see the completion of our refinery project in Lahad Datu, a kernel crushing/biomass energy complex in Sumatra and the implementation of a pipeline of new mills. Of interest to shareholders is that many of these projects are linked to Carbon Credits initiatives. Much of our achievements in our core business is due to our excellent management team who is fully committed to continual refinements as laid out in the KLK culture.

Manufacturing, especially in oleochemicals, is the other cornerstone of business we are focusing on. Our 2006 result from this manufacturing group is disappointing with its contribution only at RM19.3 million. This is largely due to start-up losses in our China fatty acids plant, in Davoslife and the exit of our examination gloves plant. Despite this setback, the Board is still confident on our strategy and that satisfactory results will be forthcoming. Our oleochemicals complex in Rawang had reasonable performance in the light of intensive competition. The fatty alcohol project in Westport, Port Klang is scheduled for commissioning in January 2007 and the current buoyant demand for methyl esters should cushion the overcapacity situation in alcohols. With increasing overcapacity in basic oleochemicals expected, the Board has taken cognizance of our need to integrate deeper into more sophisticated technology and knowledge driven solution chemistry in the oleo derivatives area. Our cocoa grinding and parquet businesses are now expanded to optimum capacities and management efforts to maximize our returns are being intensified.

KENYATAAN PENGERUSI

Sektor perladangan kami menyumbang 78.8% daripada keuntungan Kumpulan sebelum ditolak cukai. Hampir seluruh peningkatan sumbangan daripada perladangan ini disebabkan oleh pencapaian harga getah yang sangat memberangsangkan. Walaupun ia meliputi hanya 14% daripada jumlah keluasan ladang kami yang produktif, getah menyumbang 22% daripada jumlah sumbangan perladangan dan hampir 86% lebih banyak daripada keuntungan kelapa sawit dari segi keuntungan setiap kawasan matang. Hasil pencapaian kelapa sawit juga menggalakkan, dengan kadar hasil sebanyak 24.15 tan sehektar atau bersamaan dengan 4.95 tan minyak sehektar. Dari segi taburan usia pokok kelapa sawit kami pula, hanya 13% melebihi 19 tahun manakala 57% tergolong dalam gabungan kelas muda atau belum matang. Ini merupakan pertanda yang baik bagi masa depan kami. Pada masa ini, Kumpulan KLK masih memiliki kira-kira 31,000 hektar tanah di Indonesia yang boleh ditanam, dan dasar kami yang nyata untuk menambahkan kepada simpanan tanah ini bererti portfolio usia yang bagus ini dapat dikekalkan pada tahun-tahun yang akan datang.

Pelaburan modal dalam perladangan masih tinggi dan tahun 2007 akan menyaksikan penyempurnaan projek kilang penapisan kami di Lahad Datu, kompleks tenaga biojisim/pemecahan isirung di Sumatera, dan pelaksanaan rancangan beberapa kilang kelapa sawit baru. Untuk makluman para pemegang saham kebanyakan daripada projek ini mempunyai kaitan dengan inisiatif Kredit Karbon. Sebahagian besar pencapaian perniagaan teras kami adalah hasil usaha pasukan pengurusan kami yang cemerlang, yang komited sepenuhnya untuk mencapai peningkatan yang berterusan, sebagaimana sudah menjadi kelaziman budaya KLK.

Perkilangan, terutamanya oleokimia, adalah satu lagi tonggak perniagaan yang kami pentingkan. Hasil pencapaian kami bagi tahun 2006 daripada kumpulan perkilangan agak mengecewakan, dengan sumbangannya yang berjumlah hanya RM19.3 juta. Ini kebanyakannya disebabkan oleh kerugian permulaan di Davoslife, loji asid lemak kami di China, dan tamatnya operasi loji sarung tangan pemeriksaan kami. Sungguhpun demikian, Lembaga Pengarah masih yakin terhadap strategi kami dan bahawa hasil yang memuaskan boleh dicapai. Kompleks oleokimia kami di Rawang mencapai prestasi yang sederhana memandangkan persaingannya yang sengit. Projek alkohol lemak di Westport, Pelabuhan Klang dijadualkan untuk pentauliahan pada bulan Januari 2007 dan permintaan yang memberangsangkan pada masa ini bagi metil ester dijangka dapat mengimbangi kapasiti yang berlebihan bagi alkohol. Dengan kapasiti berlebihan yang dijangka akan semakin meningkat bagi oleokimia, Lembaga Pengarah telah mengenal pasti keperluan kami untuk bersepadu secara lebih mendalam dengan kimia penyelesaian yang lebih canggih, yang terdorong oleh teknologi dan pengetahuan, bagi bidang terbitan oleo. Perniagaan pengisaran koko dan parket kami kini diperluas kepada kapasiti optimum masing-masing dan usaha pihak pengurusan untuk memaksimumkan pulangan sedang digiatkan lagi.

Our Property Division more than doubled its contribution to RM26.4 million. The Desa Coalfields project is now nearing completion with the last phase due to be launched in 2007. As a continuation of this project, conversion approvals for an adjoining 1,000 acres of land have been received and preparations are in progress to launch by 2008.

Our renowned brand, Crabtree & Evelyn, did improve to generate a small operating profit; but however, impairment charges of underperforming stores and restructuring led to a loss of £2.8 million. Group sales improved by 9.6% in all sectors of the business especially in e-commerce and wholesale. Restructuring and closing of facilities are expected to lead to USD4 million per year in cost reduction. Resumption to profitability will depend on the performance of top line growth for the coming year.

PROSPECTS

The current buoyant palm oil and rubber prices should lead to a strong performance in our core business. For Plantations, our objective is to increase our landbank in Indonesia and this strategy is being aggressively pursued. The loss making subsidiaries in manufacturing are being actively addressed while at the same time, growing the oleochemicals derivatives business is being pursued concurrently.

Notwithstanding the excellent cash flow expected in 2007, which is balanced by our need to ensure reasonable yields to our shareholders, implementing the above strategic plan will incur substantial cash requirements. Fortunately, the Group is still ungeared and has the capacity to take borrowings.

APPRECIATION

Your Board has consistently recognised that our people are our strength and thus, it is only appropriate to officially express our appreciation and thanks to all our leaders and their supporting teams for their unfailing efforts to do better.

Dato' Seri Lee Oi Hian
Chairman/CEO
4 December 2006

KENYATAAN PENGERUSI

Sumbangan Bahagian Harta kami bertambah lebih dua kali ganda kepada RM26.4 juta. Projek Desa Coalfields kini hampir siap dengan fasanya yang terakhir bakal dilancarkan pada tahun 2007. Sebagai sambungan projek ini, kelulusan penukaran bagi kawasan tanah seluas 1,000 ekar tanah yang bersebelahan dengannya telah diterima, dan kerja-kerja persiapan sedang dijalankan untuk dilancar menjelang tahun 2008.

Jenama terkemuka kami, Crabtree & Evelyn, meningkatkan prestasinya dan memperoleh keuntungan kendalian yang kecil, tetapi tanggungan penjejasan kedai yang tidak berprestasi baik dan usaha penyusunan semula mengakibatkan kerugian £2.8 juta. Jualan Kumpulan bertambah baik sebanyak 9.6% di semua sektor perniagaan, terutamanya e-perdagangan dan jualan borong. Penyusunan semula dan penutupan kilang dijangka akan mengurangkan kos sebanyak AS$4 juta setahun. Sama ada keuntungan dapat diteruskan semula bergantung pada pencapaian pertumbuhan barisan teratas pada tahun akan datang.

PROSPEK

Harga minyak sawit dan getah yang menguntungkan pada masa ini dijangka akan menolong perniagaan teras kami mencapai prestasi yang baik. Untuk Perladangan, matlamat kami adalah untuk menambahkan simpanan tanah kami di Indonesia dan strategi ini sedang diusahakan secara giat. Syarikat-syarikat subsidiari perkilangan yang mencatatkan kerugian sedang diberi perhatian khusus. Sementara itu, usaha memperluas perniagaan terbitan oleokimia juga sedang dijalankan secara selari.

Meskipun dengan aliran tunai yang sangat baik pada tahun 2007, yang diimbangi oleh keperluan kami untuk memastikan kadar hasil yang berpatutan kepada para pemegang saham kami, pelaksanaan rancangan strategik di atas akan menimbulkan keperluan tunai yang agak besar. Mujurlah Kumpulan ini masih belum ada penggearan dan mampu mengambil pinjaman.

PENGHARGAAN

Lembaga Pengarah sentiasa mengakui bahawa pekerja kami adalah kekuatan kami dan oleh itu, kami dengan rasminya menyatakan setinggi penghargaan dan ribuan terima kasih kepada semua pemimpin kami dan pasukan masing-masing atas segala usaha dan kegigihan anda untuk meningkatkan pencapaian.

Dato' Seri Lee Oi Hian
Pengerusi/Ketua Pegawai Eksekutif
4 Disember 2006

THE BUSINESS



Totally committed to improving the quality of communities in which the Group operates

PLANTATIONS



Good stand of oil palm



Japanese visitors at Sabah Refinery



A good team of harvesters



High yielding rubber



Collaboration between factory and estate



Loose fruit collection



Contributing to improved oil extraction rate

PLANTATIONS

For the financial year under review, the plantation operations have generally performed well. Revenue increased by almost RM200 million to RM1.80 billion, and the turnover churned out a record profit of RM469.9 million, exceeding that of the previous year by 10.1% or RM43.2 million in absolute terms.

Last year, we reported that the resurgence in the price of rubber had contributed significantly to the overall bottom line. In fact, rubber's performance has continued to scale even greater heights in the year under review. The average price achieved soared to 761 sen/kg, whilst profit before replanting expenditure surged to RM111 million, surpassing the previous year's figures of 539 sen/kg and RM67 million respectively. This performance is remarkable in that the high profit not only accounted for all the increase in overall plantation profit but, was generated from only 14% of the Group's total productive area. Notwithstanding that in the past, some of the rubber estates in Peninsula Malaysia have been converted into oil palm plantations, the decision to persevere with the existing ones to suit soil and terrain conditions has paid off handsomely. On the contrary, the contribution of RM396 million before replanting expenditure by the oil palm sector was lower than that of the previous year by 5.7%. The average price secured for CPO was RM1,401 per tonne, just above that of last year but, that for palm kernels has declined by RM114 per tonne to RM872 per tonne ex-mill. Encouragingly, higher FFB production and satisfactory cost have ensured that the decline in palm profit was only minimal.

Therefore, it is not surprising that in terms of profit per hectare before replanting *expenditure*, rubber was well ahead of oil palm, the respective numbers being RM6,696 per hectare and RM3,599 per hectare. Despite its lower results, the performance of the oil palm sector was satisfactory in view of the fact that only 30.03% of the planted area is under prime category, and that 38.96% is still in the young stage. Herein lies the future potential of the Company as with the passage of time, yields in the young areas would climb as the palms progress to a more favourable age profile.



Old
Immature
Prime
Young

PALM AGE (YRS.)	AREA (HA)	PERCENTAGE
Immature	22,464	18.19%
Young [4- 9]	48,095	38.96%
[illegible]	37,075	30.03%
Old [19 & above]	15,828	12.82%
Total	123,462	100%

On the commodity front, the inelastic supply of rubber was unable to respond quickly to the rising demand. In addition, supply problems due to wet weather, political instability in South Thailand and fund activity have pushed prices to seventeen year highs which however, were not sustainable. Prices have since declined sharply and rapidly by the close of the financial year and have settled within the range of 680 sen/kilo for the cup lump grades to 830 sen/kilo for the latex grades. They appear to have bottomed out around these levels which are still attractive and able to provide a good return. The oils and fats sector was plagued by high stocks of both oils and oilseeds, and in particular, the US will reap another bumper harvest of soybeans due to good growing conditions. Although the demand for palm oil has been robust, strong production has kept Malaysian palm oil stocks stubbornly high. Consequently, prices were below RM1,500 per tonne most of the time except for occasions when spikes in mineral oil prices induced rallies which were mostly short-lived. However, there is a changing mindset that the high stocks of palm oil would be drawn down when more bio-diesel capacities come on stream, and this expectation has kept prices well supported, and provided grounds for optimism in the longer run.

Estate operations turned out 24,257 tonnes of rubber, translated into 1,499 kg per hectare. Both values were lower than that of last year due to wet weather, dilution from new areas and unfavourable panel positions. Consequently, the ex-estate cost was 9.8% higher at 227 sen/kg but, with negligible impact on profits as they were sheltered by the high selling prices. In fact the high prices have to a certain extent contributed to increase in cost via the price bonus system for the tappers. Group FFB production rose impressively by 171,679 tonnes to 2,422,487 tonnes. It is gratifying to note that the increase was mainly attributed to the rise in the yield per hectare to 24.15 tonnes and partially to the small area of 1,958 hectares of newly mature palms. Our Indonesian properties contributed the bulk of the increase in production which foretells that our future growth would mainly be in that country.





Belitung Jetty



New planting at Kebun Parit Sembada



FFB collection



Bumper harvest to the mill

The Group's oil extraction rate of 20.5% would have been better if not for the unusually wet weather in Sabah. In spite of this, oil per hectare inched up to 4.95 tonnes on account of higher FFB per hectare. The FFB cost of production was almost unchanged at RM115 per tonne which was commendable in view of the spin off effect from high fuel and fertiliser prices, although the CPO cost rose by 3.3% to RM753 per tonne.

We re-examined certain areas to replant rubber, and our research associate Applied Agricultural Resources ("AAR") has developed a model to map out these areas using soil maps and data for terrain and rainfall. These earmarked areas would be revisited when replanting decisions are due. It is worthwhile to note that rubberwood made a good contribution of RM8.7 million to revenue for the year in review. The yield improvement programmes for oil palm emphasised on water conservation measures, and use of internally produced "Ecomat" for wider coverage of drier areas. Elsewhere, mulching with EFB and full utilisation of decanter cake and POME in areas with a mill on site are programmed systematically and fertilisers withdrawn with time under the advice of our Agronomist. Improvement to the drainage systems on peat soils in some of our Indonesian properties are in progress. Our IT Department has developed a "bar code" system for the determination of workers wages, and this home grown technology being fair, transparent and time saving has the full endorsement of the NUPW. In addition, the system is able to generate useful data on the productivity and quality of FFB harvested by each worker on a daily basis and would complement our operating procedures for the improvement of oil extraction rate. The attention given by all levels of management and workers on optimum ripeness standard of FFB has enabled several centres to consolidate and sustain their gains in OER. Two separate trials in the processing of FFB solely from Ramets have yielded encouraging OER of between 24% and 25% which confirm that our policy to use Ramets in all replanting is a step in the right direction. More efforts are currently being directed to investigating various methods of trash reduction in loose fruits in estates and mills. Several aspects of the Group's policy on agriculture were reviewed and updated to be in line with the latest technology and these policies were cascaded down by an informal mentoring system at ground level as well as formal sessions in our Training Centre.

Replanting expenditure of RM37.9 million was slightly lower than that of last year and has been pared down by revenue from the sales of rubberwood. Oil palm consumed the greater share of RM31.1 million with the balance RM6.8 million going to rubber.

Our Production Division brought to fruition three projects during the course of the year. In March 2006, they successfully commissioned Kekayaan Palm Oil Mill in Kluang, Johor which is our largest mill of 120 tonnes FFB per hour with state-of-the-art technology. By April 2006, the new jetty and bulking installation in Belitung Island, Indonesia became operational, whereby ocean-going vessels had replaced barges in shipments of palm oil, and widened our access to the international markets. The expansion in capacity of Nilo Palm Oil Mill in Indonesia to 100 tonnes FFB per hour was commissioned towards the end of the financial year. This Division would continue to be very busy in implementing existing ongoing projects into the next financial year which include a new refinery and the expansion of palm kernel crushing capacity in Lahad Datu, another new kernel crushing plant comes with power plant in Riau, a bulking installation in the Port of Dumai, upgrading of our Jeram Padang Palm Oil Mill in Negeri Sembilan and the planning of two new palm oil mills to be located in Belitung Island and Kalimantan Timur.

The year ahead will be exciting and challenging for the plantation sector when some of the numerous value added projects come on stream. Planting and development in recently acquired green fields in Kalimantan would be stepped up. Programmes to improve yields and efficiency in operations would be implemented in the context of best practices and the concept of sustainability. Our various projects and operations are being studied for the eligibility of carbon credits via the Clean Development Mechanism of the United Nations. Most important of all, the outlook for commodities looks promising for palm oil and stable for rubber. Developments in the bio-fuel and bio-diesel industries and the expectation of the "El Nino" phenomena happening would have a bullish impact on the price of palm oil.



Mill FFB grading

RESEARCH AND DEVELOPMENT



Taking stock at ramets nursery


MTSF
ALAYSIA TORAY SCIENCE FOUNDATION
TH PRIZE PRESENTATION CEREMONY
OFFICIATED BY
RM30,000.00

In recognition


0827/09
0825/07
0812/02
AVROS
Dy AVROS
AA Hybrida

Superior planting materials


WESTON

Soil study



Sharing knowledge

RESEARCH AND DEVELOPMENT

KLK's research arm at Applied Agricultural Resources ("AAR") has successfully produced the next generation of improved DxP hybrid oil palm seeds with desirable characteristics of shortness, high bunch number and oil yield.

This new planting material, which is an improvement over the Dumpy AVROS variety, is more uniform and tolerant to abiotic stresses and therefore, adaptable to a wide range of environments. Its shorter frond length should allow planting at higher density without compromising on light utilisation for better production per hectare. Further breeding programmes are geared towards producing planting materials with better oil qualities such as high iodine value (unsaturated fats) and tocotrienols, and large fruit bunches and long stalks for ease of harvesting.

AAR tissue culture laboratory continues to produce the largest number of high quality oil palm plantlets in the world with an average abnormality of less than 3%. This was possible through the team's innovative ideas in semi-automating the procedures in handling plantlets in the nursery allowing a turnover of over one million clonal plants a year. A repeat large-scale batch test in palm oil mills confirmed that clonal planting materials produced 10 to 20% more oil than DxP seedling materials.

On techno-economic research, the AAR team has successfully developed a zero-waste zero-discharge system for the palm oil mill. This patent-pending system prevents the production of methane, a greenhouse gas which is 23 times more potent than carbon dioxide. The Information Management Section ("IMS") in AAR continues its development on mobile Geographical Information System ("GIS") which is now feasible to bring the full set of agro-management information of each management unit to the fields for accurate and informed decision-making, and transmit geo-referenced data back to the office on-the-go. The IMS has also developed a method to measure the yield constraints of oil palm on hilly terrain. This includes the measurement of individual palm spaces using Voronoi diagram in order to quantify palm to palm competition and the optimal spatial distances in all directions for palms on hilly terrain.

The Agronomy R&D team has demonstrated the effectiveness in using targeted approach to maximise yields. The correct and objective identification of problems and quick implementation of corrective measures also assisted in the above process.

Estate	Area (ha)	Mean estate yield before improvement (tn/ha/yr)	Mean estate yield after improvement (tn/ha/yr)	Site yield potential (tn/ha/yr)	Years taken to reach high stable yields
A	2012	12	24 – 27	26	4
B	1796	17	25 – 26	26	4
C	3333	18	27 – 28	27	3
D	2769	26	29 – 30	31	2

The team's research has proven that Phosphate ("P") in the old palm residues is recycled via pulverisation to *Mucuna bracteata* and subsequently to the newly planted oil palms. This sustainable agronomic practice not only reduces P fertiliser input but also inhibits P loss to the waterways which can cause eutrophism. The collaborative research project with Universiti Putra Malaysia using the advanced radioisotope technique of 15N has demonstrated that *Mucuna bracteata* is capable of absorbing 70 to 80% of its N requirement from the atmospheric N. This implies that for every one unit of N taken up from the soils, it will return two additional units back to the soils from the atmosphere. Other research projects have confirmed that leguminous cover crops such as *Mucuna bracteata* are effective in reducing soil erosion and run-off losses and thereby, preserving the soil fertility and sustainability of the plantations. Research on integrated pest management showed that *Darna trima*, a major leaf eating pest of oil palm, was biologically controlled using the natural virus found in oil palm fields itself. Only two spray rounds of the virus, which is host specific to *Darna* sp., are required to bring it under good control.

Dissemination of research findings was through conducting field days for the Managers and Assistant Managers. These include training in handling Ramets in the nursery, identification of soil constraints in the estates and controlling Ganoderma disease.

AAR research and development work has continued to be recognised externally with its Head of Agriculture Resources being awarded the prestigious Academy of Sciences Malaysia Fellowship and the Malaysia Toray Science Foundation, Outstanding Scientist Award. One of AAR's researchers also won the Chevening Award by British Council to pursue his MSc in Environmental Engineering at Imperial College, England.

COMMITMENT TO SUSTAINABLE PLANTATION OPERATIONS



Dual crop planting



Estate beautification


WELCOM
HOT SPRIN

Preserving natural spots


SEK. JEN. KEB. TAMIL LDG. SUNGAI KAWANG

Children celebrating Merdeka Day



Medical care for employees



Forest reserve



Migratory birds at estate

COMMITMENT TO SUSTAINABLE PLANTATION OPERATIONS

"One hundred years of sustainability and still going strong". We celebrated our centenary on 19 May 2006 a testimony to our commitment to sustainable development and to the welfare of our employees and the community. Notwithstanding this, efforts are being continued to improve sustainability in our plantation operations.

The well-being of KLK plantation employees and staff continued to receive emphasis through various projects including free medical and child care centres for all workers, staff and their dependents, and training. Schools built on Company's land as well as places of worship are given full support by the KLK community at the plantations in addition to support for local community services and charity work.

The KLK Plantation Occupational Safety and Health ("OSH") team has increased to three certified safety officers who are qualified to cater for the needs of the workers, staff and executives in terms of advisory, training and promoting safety practices and awareness. A series of roadshows and training were conducted to strengthen the culture of safety at workplace. Chemical health risk assessments, occupational hazard analysis and job competency training are some of the major efforts that are constantly being reviewed to strengthen the safety and health habits in KLK plantations. In recognition of our efforts, eight operating centres in KLK were short listed by the Department of Occupational Safety and Health for auditing for the Malaysian Safety Merit Award 2006. Two operating centres have been selected as finalists at the time of writing this report.

KLK is a member of the Roundtable on Sustainable Palm Oil ("RSPO") and is an active participant in testing the RSPO Principles and Criteria ("RSPO-P&C"). One of our contributions is the development of the KLK Field Test Format which has been adopted by the RSPO and Malaysian Palm Oil Association for other members to use during this two-year RSPO-P&C test period. Other contributions include collaboration with Mitsubishi Corporations and Lion Corporation from Japan in testing the RSPO-P&C and collaboration with Princeton University, New Jersey, US in a PhD project on biodiversity studies in our Sabah estates. Cascading the requirements of RSPO-P&C in KLK Group was conducted through a series of roadshows and through our training programmes to enhance awareness and understanding of the requirements.

Within our plantations, areas of high conservation values such as forest reserves, riparian reserves, waterfalls, hot spring and eco-systems that provide for migratory birds continue to be preserved by the plantation management. Steep and dry areas are devoted to rubber planting and degraded steep slopes are rehabilitated by planting them with fast growing forest trees or are kept for natural forest regeneration. For our Indonesian oil palm project, a check-list and guidelines on high conservation value forests have been formulated to guide our team in that region.

Sustainable palm oil production has been our strength in our plantation operations. KLK has developed innovative and environmentally friendly technique of clearing old oil palms for replanting, entailing pulverisation of the entire felled palms into small pieces and spreading the biomass widely over the whole field. No burning of the palm residues is necessary. Besides zero burning, this innovative approach also destroys potential breeding sites for rhinoceros beetles and rats hence reducing the use of pesticides and at the same time adding organic matters to the soil. Soil and water management through appropriate land preparation technique e.g. terracing and platforms, integrated management of pests, use of appropriate fertilisers, recycling of palm oil mill by-products are part and parcel of our Group Agricultural Policies.

We have developed methods to establish *Mucuna bracteata* more successfully as ground covers to reduce soil and nutrient losses in our plantations immediately after land clearing. Suitable frond placement technique and maintenance of soft vegetations in the interrows are other methods to conserve soil and moistures in our mature fields. Planting of beneficial plants and use of barn owls are proven biological control methods that KLK has employed in the management of pests in our plantations. Palm nutrient requirements are determined using an Integrated Site Specific Fertiliser Recommendation System ("INFERS") developed by our agronomists. This method enables tailored fertiliser inputs for specific soil, terrain and environment to ensure long-term soil fertility throughout the economic life of the palms.

A second biomass project is being implemented in our refinery in Sabah to meet the challenge for a sustainable palm oil and the escalating fuel prices. This project entails embracing a biomass boiler system for its energy demand. Parallel with this, the capacity of the kernel crushing plant in Sabah will also be doubled to meet the market demand.

MANUFACTURING




TAIKO PALM-OLEO (ZHANGJIAGANG) CO.,
开业庆典



Official Opening Of Taiko Palm-Oleo (Zhangjiagang) Oleochemical Plant by YB Datuk Peter Chin, Minister of Plantation Industries & Commodities of Malaysia and Hon. Wang Xiang, Mayor of Zhangjiagang, People's Republic of China ("China")







MANUFACTURING

Our Manufacturing Group achieved a turnover of RM1.23 billion, a decrease of 9% over the previous year. Pre-tax profit came in at RM19 million, a decrease of 78% from last year, mainly on the back of pre-operating expenses and start up losses associated with our new operation in China (Taiko Palm-Oleo), Singapore (Davos Life Science) and Malaysia (KL-Kepong Oleomas), as well as the decision to discontinue operations at our rubber glove examination plant (KL-Kepong Rubber Products).

Oleochemicals Division

Results at our Oleochemicals Division were affected by the start-up of Taiko Palm-Oleo (Zhangjiagang) in China in April 2006. Our Malaysian operations continues to perform satisfactorily, as did our JV with Kerry Bioscience, Esterol. Oleochemical sales reached RM828 million, a drop of 10% over last year, while profit came in at RM36.4 million (32% below the previous year). Construction of our new Fatty Alcohol plant in Port Klang (KL-Kepong Oleomas) is continuing on schedule and on budget, and should see commissioning in January 2007. In September 2006, KLK acquired F. Holm Chemie Handels GmbH ("F. Holm"), starting a new chapter in the Oleochemicals Division's strategy in Europe. F. Holm, to be renamed KLK Oleo Europe GmbH will act as a hub for all marketing activities on the European continent and allow KLK to improve its foot print in this very important arena. The Division has also launched its new logo, assembling all oleochemical operations under a common banner.

KLK OLEO

The performance of the Voray group of companies in China, although still not in line with expectations, has significantly improved thanks to a strict cost cutting exercise and a slight improvement in business conditions at Hubei Zhong Chang Vegetable Oil Co Ltd. Tianjin Voray Bulking Installation Co Ltd still represents a challenge, and requires further restructuring.

Going forward, we expect market conditions to remain challenging, but are confident that economies of scale and operation excellence will allow the Division to be successful in 2006/07.

KL-Kepong Cocoa Products ("KLKCP")

Our cocoa business registered a lower pre-tax profit compared to the previous record year, in a market that went bearish as expected. The expansion of capacity decided last year was brought on stream in September 2006 as planned, and has led to a doubling of output. KLKCP incorporated a company in Zug (Switzerland) under the name of Selbourne Suisse Sarl, and obtained the first AIB (American Institute of Baking) certification with an "Excellent" rating for its chocolate plant in July 2006, supporting further the premium quality position the company has established in the market. Going forward, the market is expected to remain difficult, and KLKCP will endeavour to leverage its new economies of scale, and premium brand, particularly in Europe.

BKB Hevea Products

Sales at BKB Hevea Products, our engineered parquet flooring business, grew a healthy 14% from last year, but suffered a drop in profit due to intense competition in Europe and Australia and a severe shortage in rubber wood as a result of recent strong pricing in rubber. The expanded capacity installed mid-2005 allowed for healthy volume growth, and the new patented "LOC" system led to penetration into new markets, which is expected to yield improved performance next year.

Stolthaven (Westport)

On 10 February 2006, KLK acquired 51% of Stolthaven (Westport), a strategically located tank farm with a total liquid storage capacity of 102,000 cubic metres. This investment strengthens the logistics capability of KLK's operations in Westport and showed satisfactory performance during the year under review, partly thanks to throughput channelled to Stolthaven from KLK Group companies.


SINMAC

Opening of Selbourne Auditorium


FOR
PROFESSIONAL APPLICATIONS
chocolate



VVIP testing our Selbourne chocolates



Our chocolate products from finest cocoa



Stolthaven tank farms

Standard Soap

Standard Soap, our soap and toiletries subsidiary in the UK improved its performance and cash position, albeit still generating a loss in the financial year. Operations efficiencies improved remarkably, and New Product Development ("NPD") programmes were launched, aiming at positioning the company as a premium contract manufacturer. The company is also taking over manufacturing for our subsidiary Crabtree & Evelyn, which in turn is closing its European plant in Wales, and we expect that performance will further improve in the coming year.

Davos Life Science

The acquisition of a 51% equity interest in Davos Life Science was completed on 16 January 2006. The company is gearing up to become the largest producer in the world of Tocotrienols, a form of Vitamin E extracted from palm oil via a novel and breakthrough extraction process. Intense business development has taken place during the year. The company aims to participate in the growing nutraceutical and food additive markets, and penetrate via new applications into the cosmetoceutical and pharmaceutical applications. The latter in particular, shows promising applications in cardio-vascular disease prevention and oncological applications.

KL-Kepong Rubber Products ("KLKRP")

During 2006, we decided to discontinue operations at KLKRP, our examination gloves business in Malaysia following years of poor performance. This leads to a write-down of certain assets to the tune of RM10 million, but allows management to focus on our now profitable household gloves business at Masif Latex Products, a subsidiary of KLKRP. The latter has seen a concerted effort to improve quality and yields, and a branding exercise and CE registration have been launched to strengthen the company's position in the premium market.

Pearl River Tyre

Pearl River Tyre continued its recovery with a 27% increase in turnover and significantly improved profitability.


CENTROS

Davos subsidiary


CRABTREE & EVELYN
LONDON

Woodfield store, US



Customer satisfaction



Product demonstration



Promotional event in Hong Kong



"Naturals" collection


Award Celebration
COSMOPOLITAN
(HONG KONG EDITION)
BEST of the BEST
BEAUTY AWARDS 2005
The Best Body Moisturizer
CRABTREE & EVELYN
Lavender
Body Cream
CRABTREE & EVELYN
everyday luxury · beautiful gifts

RETAILING

Crabtree & Evelyn recorded positive sales growth in all channels of business in the major markets, with particularly strong results in retail and E-commerce. Overall turnover increased by £10.0 million or 9.6% to £115.0 million, of which £7.8 million was contributed by retail sector where comparable store sales improved by 8.3%.

Increased sales translated into improved operating results, which increased by £1.5 million, turning an operating loss of £0.6 million recorded in the prior year to an operating profit of £0.9 million for the current year. The pre-tax loss was comparable to last year at £2.8 million. This loss was mainly attributable to non-recurring costs primarily relating to reorganisation and redundancy exercises carried out in the UK and US to help improve efficiency and reduce future operating costs.

Future Strategic Direction

During this past year, we remained very focused on driving sales, improving efficiency and achieving better execution on projects. Ongoing, in addition to these items, special focus will be placed on the following areas:

Brand – In order to maximise the value of the Brand, it is imperative that the Brand be presented in a very consistent manner, on a global basis. A Brand Committee has been formed to serve as the 'Brand Guardian'. This committee will play a critical role in all aspects of brand strategy, brand development and brand implementation.

Product Development – 2006 represented a very strong year for new product development. During the year the company introduced Nadira, an expanded Sarawak range, a new comprehensive skincare range, the highly successful new 'Naturals' range, as well as a new winter fragrance, Winter Birch. 2007 will see a continuation of strong new product introductions, spearheaded by the new India Hicks Island Living Range, which is the first co-created range of products in our company's history. Major public relations initiatives have been built around the 'Island Living' launch which will be first introduced in the retail stores in Spring 2007.

Merchandising – The company will be testing a new merchandising plan in its retail stores that will not only result in an improved visual look to the stores, but combined with other initiatives will enhance the overall customers' experience when they enter the stores.

Once the test has been deemed successful the concept will be rolled out globally.

Outlook

Notwithstanding global retail conditions remaining competitive, the company is very well positioned entering the new fiscal year. The cost cutting exercises carried out in fiscal 2006 will reduce operating costs well in excess of £2.0 million for 2007. This, combined with improved efficiencies, a strong pipeline of new products and forecasted continued sales growth, will result in the company being positioned to substantially increase the operating profits in 2007.



Another award for C&E

Desa Coalfields
Sungai Buloh



Phase 1 completed houses and Phase 2C houses under construction



Adenium homes



Attending to enquiries


Pelancaran & Pembukaa

Show house launch



At our sales office

PROPERTIES

Desa Coalfields, Sungai Buloh

The year commenced with the launch of 4 different designs aptly named as Adenium, Solandra, Alpinia and Heliconia. These 20ft x 70ft double storey terrace houses were favourably received by home buyers due to their distinctive designs as compared to normal mid-ranged priced double storey terrace houses available in the market. One of the design concepts which was common to all four designs was the incorporation of ensuite bathrooms to all three bedrooms at the upper floor plus another guest bathroom adjoining the fourth bedroom at the ground floor.

In addition to the abovementioned launches, the final batch of 12 units of 20ft x 65ft single storey low cost shops was also well received by buyers when they were opened for sale in the last quarter of the year.

During the year, we handed over 352 units of 20ft x 65ft double storey terrace Allamanda Homes to house owners ahead of schedule. Similarly, in the first quarter of FY2007, we are targeting to hand over 116 units of 22ft x 75ft double storey shop offices, six months ahead of schedule.

Going forward, we target to launch the first phase of 240 units of double storey terrace houses with lot size of 22ft x 70ft together with low cost units of 20ft x 60ft. Additionally, the progress of the 1,000 acres proposed mixed development project opposite our current Desa Coalfields is progressing smoothly and implementation of earthwork is scheduled for late 2007.

For the year ended 30 September 2006, Desa Coalfields registered a turnover of RM64 million, an increase of 45% over previous year. This reflects well on the market acceptance of our development and the pace of sales during the year. On the back of this improved turnover, profit before tax also improved significantly to RM26 million.

Sierramas West

For the year ended 30 September 2006, Sierramas West registered a total sales value of RM39 million from the sales of the Jemerlang Townhouses, the Sri Penaga Bungalows and semi-detached Homes. Todate, 88% or 168 out of the total 192 units in Sierramas West have been sold.

For next year, Laman Sierramas West, consisting of 49 units of Courtyard Homes and semi-detached houses, is slated to be formally launched in the first quarter of 2007 together with the soft launch of The Mews at Sierramas West. These two new phases are projected to generate about RM60 million in revenue for the coming year.



Improving productivity through IT



Team work - our strength



Merdeka Day sports carnival at KDC, Sabah



KLK Management Academy training



Briefing on e-CR Bar Code System



Brainstorming session


AMALAN
"Seiso"

5S pledge ceremony



30 years Award recipient - Nancy Pritchard

HUMAN RESOURCES

100 years and still going strong! We pride ourselves in achieving this remarkable 100 years by the solidarity displayed by our 23,000 employees worldwide through their loyalty, honesty and integrity, which are our building blocks and founding principles of success.

Building University Relationship
The Group participates in career fairs organised by the local government colleges and universities where undergraduates are provided perspectives on various job opportunities available within the Group.

Practical trainings or internships in collaboration with these tertiary education providers are also provided by the Group to undergraduates based on their vocation as a future platform for recruitment.

Succession Planning
Recognising the needs for sustainable business existence, the Group consistently fills various leadership positions from talents that are "home grown" within the Group. Such succession planning initiatives would ensure that leadership continuity, upholding of principles, culture and values of the Group are strengthened to meet the ever increasing business demands.

Cultivating a Learning Organisation
Various programmes on learning and developing our workforce are carried out within the Group with an aim to enhance our employees' competencies.

To welcome new employees and to acquaint them with the Group's work-culture, induction programmes are conducted on an ongoing basis.

For the purpose of nurturing and developing Managers to scale new heights, field days are conducted for better understanding and appreciation on the latest advancements in plantation practices. Various workshops such as Proactive Leadership, Management Academy Courses, ISP Courses, and training programmes are also provided to our executives to sharpen their leadership skills. For the financial year under review, the Training Centre in Ipoh has trained almost 89% of the executives in reinforcement of plantation management aspects.

Our retail sector operations in US, has implemented its first 360° feedback programme to provide performance feedback for management leaders.

Effort and Employee Loyalty Recognition
The Group continues to recognise and celebrate employees who have served diligently and loyally for 15 years, 25 years and more within the Group vide its Long Service Awards Programme.

Our retail sector awarded its first 30 Years Long Service Award to Ms. Nancy Pritchard, US in January 2006.

Keeping Employees Informed
Information is a vital tool that bonds our employees within the Group.

Through our in-house "KLK Newsletter", employees have access to news, discussions, and business perspectives to keep them abreast of developments within the Group.

Employee Welfare
In efforts to provide better living conditions and amenities, the Group's plantation sector has embarked on refurbishment of its workers' homes, beautification of its line-sites, and to provide electricity supplied from public main in replacement of generators.

Activities such as "gotong-royong" and kenduri were also carried out as part of building better employer-employee relationship.

The Group also enjoys cordial relationship with its various national and in-house unions resulting in smooth business operations.

Legislative Compliances
The Group complies with all Federal and State employment laws and regulations bearing in mind of the cultural sensitivities and intricacies in countries where it operates.



e-CR Bar Code System



INFORMATION TECHNOLOGY

The Group's IT Department is pleased to report the successful implementation of the new Electronic Checkroll System, the e-CR Bar Code System in all estates in Peninsular Malaysia.

The e-CR Bar Code System captures checkroll data for workers electronically in its entirety instead of the tedious manual process. This is a new milestone for the Group as well as for the plantation industry in Malaysia - using information technology to improve speed and transparency in checkroll process.

We are currently conducting trial implementation in our Sabah operating centres, and we anticipate to go live in the first quarter of 2007. This new system has cut down much data handling and processing time, and will see significant benefits from business intelligence point of view once all operating centres that are currently on parallel run have gone live. With this system in place we are now paving the way for further integration with the estates' financial and yield statistic systems as our new project for 2006-2007. The introduction of this technology in the plantation sector will also help to attract a younger workforce which tends to shy away from previous manual systems.

In the wide area network front, we have set up a knowledge management server to assist global sharing and archiving of knowledge resources. We have successfully put in place a secure server for file transfer in every operating centre. We now hope to source for a reliable and affordable satellite communication backbone to replace the presently unreliable cable broadband and dial-up communication services, without which we will not be able to achieve efficient and full-scale collaboration between all operating centres within the country.

The Manufacturing Division is presently undergoing substantial expansion and the IT Department stands behind it to support its organic growth. We are presently undertaking the installation of SAP Business One ("SAP B1") into Palm-Oleo Sdn Bhd, KL-Kepong Oleomas Sdn Bhd and Davos Life Science Pte Ltd. With that, we are now the biggest user of SAP B1 in the country. This Division has a very good wide area network infrastructure via high speed broadband and satellite communication facilities.

Crabtree & Evelyn Ltd, our retail group worldwide has successfully installed Digital Subscriber Line "DSL" in all US and Canadian stores as well as integration of Crabtree Global Resourcing Sdn Bhd into the network. With the DSL in place, we did an audit of our existing phone lines which resulted in the removal of 200 phone lines in the US. Another exercise to consolidate and streamline the AS/400 systems in Canada netted a significant cost savings and a 60% increase in capacity. Our IT team in US will continue to work with credit card companies on their compliance projects and customer-centric solutions which can lead to better customer experience and company profitability.

The new financial year of 2006-2007 will be an exciting one for the Group's IT Department when we embark on several crucial projects to secure our transition to PC client/server platform from our obsolete AS/400 platform. The Group's IT Department will endeavour to bring the best in technology to complement our organisation's competitive edge.



Using IT to enhance marketing strategies


MAMPAN
KOMODITI
KEMENTERIAN PERUSAHAAN
ERLADANGAN DAN KOMODITI
Float co-sponsored by KLK for Merdeka Day celebration in Sarawak


Musical production - "Refugee Images"


Donation to school


ZOO NEGARA
ZOO NEGARA
TOWARDS ISO 9001:2000
Sponsorship of Bengal Tiger


GLOBAL PEACE
Sponsored students at Perdana Peace Forum


-RAISING FOOD FAI
筹款义卖会
Ray Of Hope
Fund raising for Ray Of Hope


Orang asli employees at estate functio

CORPORATE SOCIAL RESPONSIBILITY

Whilst in pursuit of corporate goals, KLK has been mindful of its corporate social responsibility towards the community at large in which KLK conducts its businesses. KLK's community projects focusing on education, charity and performing arts echo this long-term corporate philosophy.

In line with this, KLK has donated USD100,000 towards the Pakistan Earthquake Relief Fund to provide assistance to the victims affected by the natural catastrophe in that country in October 2005.

Through KLK's foundation, Yayasan KLK, the Company annually supports some 40 poor and deserving Malaysian youths to further their tertiary education in local institutions in various disciplines. This gesture underscores the importance of education as a catalyst for change for these youths. Financial support is also extended to schools to enable them to improve their educational facilities. For the year under review, KLK also provided full financial support for 10 secondary school students to attend the first "Perdana Global Peace Forum" in Kuala Lumpur organised by the Perdana Leadership Foundation which KLK has provided contributions.

Educational visits by students from various institutions and foreign visitors are encouraged so that they will be able to appreciate better the sustainable plantation practices carried out by the KLK Group. These visits will also serve as a preliminary orientation for the students who want to make a career in the plantation sector in future. Practical trainings are also offered to university students in our various operating centres.

KLK takes pride in sponsoring various projects undertaken by the Perak Academy, the Perak Society of Performing Arts and the Perak Symphonic Wind Orchestra. For the year under review, KLK sponsored the musical productions namely, "Broken Bridges" and "Refugee Images" and St. Michael's Institution's production of "The Hunchback of Notre Dame".

The Company participates in certain national and state projects which augur well for national integration and unity amongst the multi-ethnic races in Malaysia. For more than 31 years, KLK has been associated with Zoo Negara, Kuala Lumpur and continues with its annual sponsorship of a Bengal Tiger in the Zoo. KLK also supports the WWF, Malaysian Chapter and the Malaysian Nature Society, Perak Branch.

As a good corporate citizen, KLK's Property Division has sponsored various social and community activities for the residents in Desa Coalfields, Sg. Buloh. The Division actively supports the activities of the Desa Coalfields Residents' Association which include a football tournament and a 'gotong-royong', with participation from the local council, Majlis Daerah Kuala Selangor.

On the global front, our subsidiary, Crabtree & Evelyn ("C&E") has for the past 6 years been a major contributor in the Northeast Connecticut Relay for Life Campaign (Cancer Awareness) in US. For 13 consecutive years, C&E Canada has supported the Canadian Breast Cancer Foundation through contributions in the Breast Cancer Awareness Month Campaign. C&E also organised special charity events including yard sales, raffles, donations and company wide rallies for worthy causes.

Besides supporting the Global White Lion Protection Fund and the Bushbaby (Galago Moholi) SOS Project, C&E South Africa's big initiative in 2006 was the donation of a light delivery vehicle to the local chapter of the SPCA.

Elsewhere in the Annual Report, KLK's commitment towards the environment and the workforce are elaborated on pages 33 and 43 respectively.





Supporting our fauna

Corporate Governance has become a complex area of interlocking economic, environmental and social management issues. It covers the constitution and conduct of boards of directors and the relationships between directors, employees and stakeholders.

KLK is committed to high standards of corporate governance in all aspects of its dealings for which Directors are accountable to shareholders.

In particular, the Company has complied with the Best Practices in Corporate Governance embodied in Part 2 of the Malaysian Code on Corporate Governance ("the Code"). The Board is therefore, pleased to provide the following statement which narrates the various measures taken by the Company and Group to strengthen application of the principles set out in Part 1 of the Code.

BOARD OF DIRECTORS AND ITS COMMITTEES

Board Composition

The Company is led by a Board which sets policies that will enable them to guide the Company to achieve its goals. The Board currently has seven members. Of the seven, there is only one Executive Director and the rest are Non-Executives, four of whom are Independent. This exceeds Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements, to have at least one third of the Board consisting of Independent Directors.

The Board composition of Executive Director and Non-Executive Directors including the Independent Non-Executive Directors, ensures that no individuals or small group of individuals dominates the Board's decision making. Together, the Directors bring wide and varied commercial experience to Board and Committee deliberations.

The Board continually evaluates its requirements as to the appropriate mix of skills and experience required to ensure that its composition remains optimal for the effective discharge of its responsibilities. A brief profile and status of each Director is presented on pages 12 to 15.

Board Duties

The Board has a fiduciary duty to act in good faith, with due diligence and care and in the best interests of the Group and all its stakeholders. At Board Meetings, strategies, performance and resources of the Group are reviewed and evaluated as against their budgets and targets in light of any changing circumstances, whether economic, social or political. The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group's system of internal control and risk management processes.

The Board complements an executive management team in delivering sustainable added value for shareholders. Although all the Directors have an equal responsibility for the Group's operations, the pivotal role played by the Independent Non-Executive Directors is vital to ensure that strategies formulated or transactions proposed by management are amply discussed in an unbiased and independent manner, taking into account the interests of all stakeholders including the communities in which the Group operates.

In discharging its fiduciary duty, the Board is assisted by Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee. Each Committee operates within its respective defined terms of reference which have been approved by the Board. The Board, through these Committees, addresses and monitors the principal risks affecting or that may affect the Group's operations and the measures that could be taken to mitigate such risks.

Term of Appointment
In accordance with the Articles of Association, all Directors shall retire at least once in every 3 years and one third of the remaining Directors are required to retire by rotation at the Annual General Meeting. The Directors due to retire by rotation at the forthcoming Annual General Meeting are shown in the Notice of Meeting (Ordinary Resolutions 3 and 4) on page 138.

All newly appointed Directors are subject to re-election by the shareholders at the first Annual General Meeting following their appointments.

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming Annual General Meeting are shown in the Notice of Meeting (Ordinary Resolutions 5 and 6) on page 138.

Board Meetings
The Board meets on a scheduled basis and has formal schedule of matters reserved for its meetings. Additional meetings may be convened when necessary should major issues arise that need to be resolved between scheduled meetings. Relevant Management personnel are invited to Board meetings to report and apprise the Board on operations and other developments within their respective purview.

For the financial year ended 30 September 2006, the Board held five meetings. Directors' attendance at these meetings can be found in the Profiles of Directors on pages 12 to 15.

Supply of Information to Board Members
Board Meetings are structured with a pre-set agenda which encompasses all aspects of matters under discussion. This is to enable the Directors to look at both qualitative and quantitative factors so that informed decisions are made. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting. Monthly reports on the financial performance of the Company and Group are also circulated among the Directors for their views and comments. All proceedings of Board Meetings are minuted and signed by the Chairman of the Meeting in accordance with the provision of Section 156 of the Companies Act, 1965.

Directors have unrestricted direct access to the Senior Management and the services of the Company Secretaries who advise the Board on the Company's policies and procedures, Directors' responsibilities under the respective legislations and regulations, and the Company's compliance with the relevant laws, regulations and regulatory requirements. In the furtherance of its duties, the Board may where necessary, obtain independent professional advice on specific matters, at the Company's expense.

Directors' Continuing Development
The Board oversees the training needs of its Directors. Directors are regularly updated on the Group's businesses and the competitive and regulatory environment in which they operate. Directors, especially newly appointed ones, are encouraged to visit the Group's operating centres to have an insight on the Group's various operations which would assist the Board to make effective decisions relating to the Group. Directors visited the newly commissioned oleochemicals plant in Zhangjiagang, China for the year under review.

All Directors have completed the Mandatory Accreditation Programme prescribed by the Bursa Malaysia. Each Director has also accumulated the requisite minimum 72 Continuing Education Programme points by 31 December 2005 as required by Bursa Malaysia.



Taiko Palm-Oleo (Zhangjiagang)

Directors are encouraged to attend various external professional programmes deemed necessary to ensure that they are kept abreast on various issues facing the changing business environment within which the Group operates. For the year under review, all Directors attended various appropriate seminars and courses to keep abreast of changes in legislation and regulations affecting the Group's operations.

Directors' Remuneration

The Company pays its Non-Executive Directors annual fees which were last revised in 2004 and are approved annually by the shareholders. With effect from the financial year ended 30 September 2006, the Non-Executive Directors are paid a meeting allowance for each Board meeting they attend. Members of the Board Committees are also paid a meeting allowance for each Committee meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's framework on Directors' remuneration has the underlying objectives of attracting and retaining the Directors of high calibre needed to run the Group successfully. In the case of the Chairman/CEO, the various components of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. In addition, the Board also takes into consideration any relevant information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies for the financial year under review are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Fees RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive* Director	-	666	614	13	355	1,648
Non-Executive Directors	614	-	-	10	31	655

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

	Number of Directors	
Range of remuneration	Executive	Non-Executive
RM50,001 to RM100,000	-	3
RM100,001 to RM150,000	-	2
RM150,001 to RM200,000	-	1
RM1,600,001 to RM1,650,000*	1	-

*Excludes Retirement Gratuity of RM1,740,000.

Currently there are no contracts of service between any Director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO, Dato' Seri Lee Oi Hian. The contract with the Chairman/CEO will expire on 19 December 2008.

Board Committees

- **Audit Committee** (established in 1993)

The composition and terms of reference of this Committee together with its report are presented on pages 57 to 59 of the Annual Report.

- **Nomination Committee** (established in 2001)

The Committee's responsibility, among others, is to recommend the right candidate with the necessary skills, experience and competencies to be filled in the Board and Board Committees. The Board as a whole makes the final decisions on new appointments.

Re-appointment or re-election of Directors at the Annual General Meeting is recommended by this Committee to the Board for its approval.

The Board's Nomination Committee comprises three Non-Executive Directors, majority of whom are Independent. The members are:.

Tan Sri Dato' Thong Yaw Hong (Chairman)
- Independent Non-Executive Director

Dato' Lee Hau Hian
- Non-Independent Non-Executive Director

R. M. Alias
- Independent Non-Executive Director

The Committee meets when necessary. For the financial year ended 30 September 2006, the Committee held one meeting.

- **Remuneration Committee** (established in 1994)

This Committee's primary responsibility is to structure and to review the remuneration policy for the plantations sector and the manufacturing sector of the Group. The Committee's remuneration package for senior management and that for the Chairman/CEO are subject to the approval of the Board and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, majority of whom are Independent Non-Executive Directors, are as follows:

R. M. Alias (Chairman)
- Independent Non-Executive Director

Tan Sri Dato' Thong Yaw Hong
- Independent Non-Executive Director

Dato' Lee Hau Hian
- Non-Independent Non-Executive Director

The Committee meets when necessary. For the financial year ended 30 September 2006, the Committee held one meeting.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

KLK is committed to maintaining good communications with shareholders and investors. Its commitment, both in principle and practice, is to maximise transparency consistent with good governance and commercial confidentiality.



33rd Annual General Meeting

Annual General Meetings

The Annual General Meeting ("AGM") is the principal avenue for dialogue and interaction with the shareholders of the Company. The Board encourages shareholders' active participation at the Company's AGM and endeavours to ensure all Board Members, Senior Management and the Group's External Auditors are in attendance. Notices of AGM and Forms of Proxy thereto carry sufficient information and guidance on the appointment of proxies and completion of such forms. At the AGM, the

Board presents the performance of the Group as contained in the Annual Report and shareholders present are given the opportunity to raise questions or to seek more information. Resolutions tabled and passed at the Meeting are released to the Bursa Malaysia on the same day to enable the public to know the outcome.



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Corporate Disclosure Policy

The Company is committed to a policy which provides accurate, balanced, clear, timely and complete disclosure of corporate information to enable informed and orderly market decisions by investors. In this respect, the Company follows the disclosure guidelines and regulations of Bursa Malaysia .

Material information will in all cases be disseminated broadly and publicly via Bursa Malaysia, and other means. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to the shareholders and members of the public upon request. Members of the public can also obtain the full financial results and the Company's announcements from the Company's website at *www.klk.com.my* and also the Bursa Malaysia's website.


Invest Malaysia, Kuala Lumpur

Investor Relations

The Board recognises the importance of keeping shareholders and investors informed of the Group's businesses and corporate developments. The Board's primary contact with major shareholders is via the Chairman/CEO and the Group Financial Controller, who have regular dialogue with institutional investors and deliver presentations to analysts periodically.

For the financial year ended 30 September 2006, the Company also participated in "Invest Malaysia", "Minggu Saham Amanah Malaysia" and "Program Bersama PNB" where potential investors and members of the public can obtain information on the Group's businesses and performance. Management has held and/or attended 21 meetings and 8 roadshows with both local and foreign investors and analysts.

The Company's website, *www.klk.com.my* is also used as a forum to communicate with the shareholders and investors and to provide information on the Group's business activities.

As there may be instances where investors and shareholders may prefer to express their concerns to an independent director, the Board has appointed R. M. Alias as the Senior Independent Non-Executive Director to whom contact may be made. At all times, investors and shareholders may contact the Company Secretaries for information on the Company.



Foreign visitors at Ladang Changkat Asa

ACCOUNTABILITY AND AUDIT

Financial Reporting
The Board takes responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders. The Audit Committee plays a crucial role in reviewing information to be disclosed to ensure its accuracy, adequacy and compliance to the appropriate accounting standards.

Internal Controls
The Statement on Internal Control is set out on pages 55 to 56.

Relationship with the Auditors
The role of the Audit Committee in relation to both the external and internal auditors is elaborated on pages 57 to 59.

COMPLIANCE WITH THE CODE

Save as disclosed below, the Group has substantially complied with the Principles and Best Practices of the Code:

(a) Details of the Directors' remuneration are set out in applicable bands of RM50,000 which comply with Bursa Malaysia Listing Requirements. While the Principles of Corporate Governance of the Code have prescribed for individual disclosure of directors' remuneration packages, the Board is of the view that transparency and accountability aspects of Corporate Governance in respect of the Directors' remuneration are appropriately and adequately addressed by the band disclosure method adopted by the Board.

(b) The Board is mindful of the dual roles held by the Chairman/CEO but is of the view that there are sufficient independent Directors on the Board with wide boardroom experience and expertise to provide the necessary check and balance. Further, the Board has also developed over the years a clearly defined framework including the formation of various Board Committees to discuss and decide on policy matters for the operation of the Group's affairs and related issues on a regular basis. The Chairman/CEO as a rule abstains from all deliberations and voting on matters which he is directly or deemed interested. All related party transactions involving him are dealt with in accordance with the Bursa Malaysia Listing Requirements.

DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September 2006, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent; and
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

OTHER INFORMATION

Option Warrants and Convertible Securities
The Company has not issued any warrants and convertible securities during the financial year.

American Depositary Receipt ("ADR")
KLK has ADR Programme (Level 1) in the United States of America ("US") sponsored by JPMorgan Chase Bank ("JPMorgan"). Under the ADR Programme, a maximum of 21.3 million ordinary shares of RM1.00 each in KLK, representing approximately 3% of its current issued and paid-up share capital, are tradable in ADRs over-the-counter in the US in the ratio of 1 (one) ADR to 10 (ten) KLK shares. JPMorgan, the depositary bank has appointed Malayan Banking Berhad, Kuala Lumpur as its sole custodian of the KLK shares for the ADR Programme. As at the year ended 30 September 2006, no KLK shares have been deposited with the custodian and therefore, there are no ADRs outstanding at this time.

Sanctions and/or Penalties
There was no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year.

Profit Guarantee
During the financial year, there was no profit guarantee issued by the Company.

Material Contracts
Material contracts for the Company and its subsidiaries involving Directors either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 29 to the financial statements under "Related Party Transactions" on pages 99 to 101.

The Board of Directors of Kuala Lumpur Kepong Berhad ("the Board") is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.27(b) of the Bursa Malaysia Securities Berhad Listing Requirements ("Bursa Malaysia Listing Requirements"). The Board is committed to fulfilling its responsibility of maintaining a sound system of internal control in the Group in accordance with the Malaysian Code on Corporate Governance.

The External Auditors have reviewed this statement pursuant to paragraph 15.24 of the Bursa Malaysia Listing Requirements and have reported to the Board that it appropriately reflects the processes that the Board has adopted in reviewing the adequacy and integrity of the system of internal control.

Set out below is the Board's Internal Control Statement which outlines the nature and state of internal control of the Group during the year.

BOARD RESPONSIBILITY

The Board acknowledges its responsibility for the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

The Board also recognises that a sound system of internal control can only reduce but not eliminate the possibility of poor judgement in decision making, human error, control process being deliberately circumvented by employees, management overriding controls and the occurrence of unforeseeable circumstances. Accordingly, the system could provide only reasonable but not absolute assurance against material misstatement, operational failures, fraud or loss.

KEY COMPONENTS OF INTERNAL CONTROL ENVIRONMENT

Risk Management Framework

The Board recognises that having a formal risk management framework in place is essential to ensure proper management of the risks that may impede the achievement of the Group's goals and objectives. A formal risk management framework has been established to ensure that structured and consistent approach and methods are practised in the on-going process of identifying, assessing, managing and monitoring the principal risks across the local and overseas operating units. The Board is supported by the Group Risk Management Committee ("GRMC"), chaired by the Chairman in overseeing the risk management efforts within the Group.

The risk management process includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

The on-going processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and reporting periodically to the GRMC.

- ***Board Meetings***
  The Board meets at least once quarterly and has a formal agenda on matters for discussion. The Chairman/CEO leads the presentation of board papers and provides comprehensive explanation on pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a regular basis.

- ***Organisational Structure with Formally Defined Responsibility Lines and Delegation of Authority***
  There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment, effective supervision of day-to-day business conducts and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

- ***Performance Management Framework***
  Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board, the Group's Management to perform financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

  The Group has in place a detailed and well-controlled budgeting process that provides a responsibility accounting framework.

- ***Operational Policies and Procedures***
  The documented policies and procedures form an integral part of the internal control system to safeguard the Group's assets against material losses and ensure complete and accurate financial information. The documents consist of memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

- ***Group Internal Audit***
  The Internal Audit Division, which reports directly to the Audit Committee, conducts reviews on the systems of internal control and the effectiveness of the processes that are in place to identify, manage and report risks. The routine reviews are being conducted on units under the Group's major core activities.

STRENGTH IN INTERNAL CONTROL

Continuous Management efforts are in place to improve the internal control systems. Given the consistently strong internal control systems of the Group, there was no material loss incurred during the year under review.

22 November 2006

MEMBERS

YM Tengku Robert Hamzah – Chairman
(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Non-Independent Non-Executive Director and MIA member)

Mr. Yeoh Eng Khoon
(Independent Non-Executive Director)

SECRETARIES

J. C. Lim
Fan Chee Kum

TERMS OF REFERENCE

The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board. The terms of reference of the Committee are set out below:

Duties and Responsibilities

The Committee shall:

- Provide assistance to the Board of Directors (the "Board") in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").

- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External Auditors and Internal Auditors.

- Propose, monitor and ensure an adequate system of risk management for Management to safeguard the Group's assets and operations.

- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.

Authority

- The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

- The Committee shall have unlimited access to all information and documents relevant to its activities as well as direct communication to the internal auditors and external auditors and senior management of the Group.

- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

Financial Procedures and Financial Reporting

Review of the quarterly and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them to the Board.

Related Party Transactions
To consider any related party transactions that may arise within the Company or the Group.

External Audit

- Review the audit plan of the external auditors;
- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken;
- Consider the nomination, appointment and the re-appointment of external auditors, their fees and any questions on resignation and dismissal;
- To report promptly to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Listing Requirements.

Internal Audit

- Review and approve the annual internal audit plan;
- Review the adequacy of the scope, functions and resources of the internal audit function, and that it has the necessary authority to carry out its work;
- Review the internal audit programme and results of the internal audit process and where necessary, ensure that appropriate action is taken on the recommendations of the internal audit function;
- Review the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties.

COMPOSITION

The terms of office and performance of each of the member of the Committee shall be reviewed by the Board at least once every 3 years.

MEETINGS

During the financial year ended 30 September 2006, five Committee meetings were held. A record of the attendance to these meetings is as follows:

	No. of Meetings Attended
YM Tengku Robert Hamzah	5/5
Datuk Abdul Rahman bin Mohd. Ramli	5/5
Mr. Yeoh Eng Khoon	5/5

INTERNAL AUDIT FUNCTION

The Group has an adequately resourced IAD which reports directly to the Committee and is independent of the activities they audit. There is also in place an audit charter that defines the organisation status, functions and responsibilities of the IAD.

The IAD conducts regular and systematic reviews of the key controls and processes in the operating units and assess compliance with the established policies and procedures. This provides reasonable assurance that such systems would continue to operate satisfactorily and effectively in the Company and the Group. In addition, the IAD also conducts investigations and special reviews at the request of Management.

On a quarterly basis, the IAD submits the audit reports on their audit activities to the Committee for its review and deliberation. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

For the year ended 30 September 2006, a total of 168 audits, reviews and investigations were carried out spanning the Group's operations.

ACTIVITIES

The summary of activities of the Committee during the year under review was as follows:

- Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval, focusing particularly on:

  - changes in or implementation of major accounting policy;
  - significant and unusual events;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.

- Reviewed the related party transactions that had arisen within the Company or the Group.

- Considered the appointment of external auditors and their request for increase in audit fees.

- Reviewed with the external auditors their audit plan prior to commencement of audit.

- Discussed and reviewed the Group's financial year-end statements with the external auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.

- Reviewed and discussed with the external auditors their evaluation of the system on internal control of the Group including meeting the external auditors without the presence of the Management.

- Reviewed and deliberated on reports of audits conducted by the IAD.

- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.

- Reviewed and assessed the risk management activities of the Company and the Group.

THE FINANCIALS



Financial prudence paves the way to a more secure and successful future


Properties

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Plantations
Manufacturing
Retailing



The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiary companies, and of the Company for the year ended 30 September 2006.

PRINCIPAL ACTIVITIES

The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September 2006.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	596,331	366,145
Tax expense	(156,345)	(89,734)
Profit after taxation	439,986	276,411
Minority interests	(3,756)	-
Net profit for the year	436,230	276,411

DIVIDENDS

The amounts paid or declared by way of dividend by the Company since the end of the previous financial year were:

(i) a final dividend of 9 sen gross per share, less 28% income tax, amounting to RM46,007,000 in respect of the year ended 30 September 2005 was paid on 21 March 2006, as proposed in last year's report;

(ii) a special dividend of 25 sen gross per share, less 28% income tax, amounting to RM127,795,000 in respect of the year ended 30 September 2005 was paid on 21 March 2006, as proposed in last year's report; and

(iii) an interim dividend of 10 sen gross per share, less 28% income tax, amounting to RM51,118,000 in respect of the year ended 30 September 2006 was paid on 9 August 2006.

The Directors recommend the payment of a final dividend of 10 sen gross per share, less 27% income tax and a special dividend of 30 sen gross per share, less 27% income tax totalling RM207,313,000 for the year ended 30 September 2006 which, subject to approval at the Annual General Meeting of the Company, will be paid on 13 March 2007 to shareholders on the Company's register of members at the close of business on 15 February 2007.

RESERVES AND PROVISIONS

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL

During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the Extraordinary General Meeting held on 22 February 2006. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. Of Shares Bought Back And Held As Treasury Shares	Per Share Highest Price Paid RM	Per Share Lowest Price Paid RM	Per Share Average Price Paid RM	Total Consideration RM'000
February 1999	1,208,000	5.90	5.10	5.58	6,823
March 1999	1,131,000	5.25	4.72	4.86	5,559
January 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders will expire at the forthcoming Annual General Meeting ("AGM") and an ordinary resolution will be tabled at the AGM for shareholders to grant a fresh mandate for another year.

DIRECTORS OF THE COMPANY
Directors who served since the date of the last report are shown on page 11.

In accordance with the Company's Articles of Association, YM Tengku Robert Hamzah and Dato' Lee Hau Hian retire by rotation from the Board at the forthcoming AGM, and being eligible, offer themselves for re-election.

Tan Sri Dato' Thong Yaw Hong and R. M. Alias retire from the Board at the forthcoming AGM pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following AGM of the Company.

DIRECTORS' SHAREHOLDINGS
Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

Name	Number of Shares of RM1 each: Balance at 1.10.2005	Bought	Sold	Balance at 30.9.2006	% of Issued Share Capital#
Dato' Seri Lee Oi Hian					
- held directly	48,000	-	-	48,000	0.01
- deemed interested	333,631,218	719,800	-	334,351,018	47.09
YM Tengku Robert Hamzah					
- held directly	73,000	-	-	73,000	0.01
- deemed interested	170,000	-	-	170,000	0.02
R. M. Alias					
- held directly	225,000	-	-	225,000	0.03
- deemed interested	-	-	-	-	-
Dato' Lee Hau Hian					
- held directly	55,500	-	-	55,500	0.01
- deemed interested	333,631,218	719,800	-	334,351,018	47.09
Tan Sri Dato' Thong Yaw Hong					
- held directly	70,000	-	-	70,000	0.01
- deemed interested *	-	-	-	-	-
Yeoh Eng Khoon					
- held directly	240,000	-	-	240,000	0.03
- deemed interested *	2,059,000	-	-	2,059,000	0.29

* Excludes spouse's shareholdings following the delisting of the Company's shares from the London Stock Exchange effective from 1 May 2005.

Based on 709,977,128 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office at the end of the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 358,668 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

There were no changes notified by the Directors in any of their direct or deemed interest in the share capital of the Company between 30 September 2006 and 1 December 2006.

By virtue of their deemed interests in the shares of the Company, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 33 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors and the consultancy fee paid to a Director shown in the Group financial statements), by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 29 on the financial statements.

There were no arrangements during and at the end of the financial year which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES

No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, the results of the operations of the Group and of the Company for the financial year ended 30 September 2006 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

(a) KLK (Mauritius) International Ltd ("KLKM"), a wholly-owned subsidiary company, had on 22 November 2004 entered into a conditional agreement ("the S&P") to acquire from Abraham Adiasa, a 75% equity stake in P.T. Hutan Hijau Mas ("PTHHM"), equivalent to 300 ordinary shares of Rp500,000 each for a cash consideration of USD1,500,000.

PTHHM then held a Certificate of *Izin Lokasi* for 20,000 hectares of land located in Berau, East Kalimantan, Republic of Indonesia.

The parties to the S&P had on 13 November 2006 agreed to the variation of several terms in the S&P, amongst which include:

(i) KLKM will increase its equity stake in PTHHM to 92% equivalent to 368 ordinary shares of Rp500,000 each for a cash consideration of USD709,320; and

(ii) PTHHM's Certificate of *Izin Lokasi* has been renewed only in respect of a land size totalling 7,710 hectares located in Berau, East Kalimantan, Republic of Indonesia.

The completion of the revised S&P will take place upon the fulfillment of various conditions, including the approval of the Indonesian Investment Co-ordinating Board for the conversion of PTHHM into a foreign investment company, and the completion of a legal and financial due diligence, before 31 December 2006.

(b) On 22 November 2006, the Company proposed the following:

(i) to increase its authorised share capital from RM1.0 billion to RM5.0 billion by the creation of an additional 4.0 billion shares of RM1 each; and

(ii) a bonus issue of 354,988,564 shares to be credited as fully paid-up on the basis of 1 new share for every existing 2 shares held on an entitlement date to be determined later ("Proposed Bonus Issue").

The Proposed Bonus Issue is to be effected by way of capitalising RM354,988,564 from the Company's distributable capital reserves.

The new shares to be issued pursuant to the Proposed Bonus Issue will, upon allotment and issuance, rank equally in all respects with the then existing issued and paid-up shares of the Company, except that they will not be entitled to any dividends, rights, allotments or other distributions, where the entitlement date is prior to the date of allotment of the Bonus Issue Shares.

The above proposals are subject to the following approvals being obtained:

(i) shareholders of the Company at a general meeting to be convened; and

(ii) Bursa Malaysia Securities Berhad for the listing of and quotation for the new shares of the Company to be issued under the Proposed Bonus Issue.

AUDITORS
The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

YM TENGKU ROBERT HAMZAH
(Director)

YEOH ENG KHOON
(Director)

12 December 2006

For The Year Ended 30 September 2006

	Note	Group 2006 RM'000	Group 2005 RM'000 (Restated)	Company 2006 RM'000	Company 2005 RM'000 (Restated)
Revenue	2	**3,916,649**	3,789,897	**774,707**	703,213
Operating profit	3	**584,709**	565,303	**366,145**	363,526
Finance costs	4	**(14,215)**	(6,744)	**-**	-
Share of results of associated companies	3	**25,837**	27,248	**-**	-
Profit before taxation		**596,331**	585,807	**366,145**	363,526
Tax expense					
Company and subsidiary companies	7	**(148,568)**	(149,570)	**(89,734)**	(73,332)
Associated companies	7	**(7,777)**	(9,735)	**-**	-
		(156,345)	(159,305)	**(89,734)**	(73,332)
Profit after taxation		**439,986**	426,502	**276,411**	290,194
Minority interests		**(3,756)**	(5,187)	**-**	-
Net profit for the year		**436,230**	421,315	**276,411**	290,194
		Sen	Sen	**Sen**	Sen
Earnings per share	8	**61.4**	59.3	**38.9**	40.9
Net dividends per share - 10 sen gross less 28% income tax and 40 sen gross less 27% income tax (2005: 6 sen tax exempt and 34 sen gross less 28% income tax)	9	**36.4**	30.5	**36.4**	30.5

The restatements of the comparative figures are shown in Note 39.
The accompanying notes form an integral part of the financial statements.

At 30 September 2006

	Note	Group 2006 RM'000	Group 2005 RM'000 (Restated)	Company 2006 RM'000	Company 2005 RM'000
PROPERTY, PLANT AND EQUIPMENT	10	**2,938,650**	2,487,297	**702,411**	663,169
LAND HELD FOR PROPERTY DEVELOPMENT	11	**194,305**	194,839	**-**	-
SUBSIDIARY COMPANIES	12	**-**	-	**1,134,819**	971,021
ASSOCIATED COMPANIES	13	**141,341**	135,803	**18,536**	13,043
OTHER INVESTMENTS	14	**449,178**	466,766	**79,089**	79,089
DEFERRED TAX ASSETS	15	**7,232**	8,664	**-**	-
INTANGIBLE ASSETS	16	**23,315**	17,661	**-**	-
GOODWILL ON CONSOLIDATION		**101,061**	60,369	**-**	-
		3,855,082	3,371,399	**1,934,855**	1,726,322
CURRENT ASSETS					
Inventories	17	**724,734**	614,152	**33,263**	27,118
Trade receivables	18	**301,407**	272,394	**30,453**	18,587
Other receivables, deposits and prepayments	19	**325,106**	278,164	**25,068**	25,502
Property development costs	20	**25,960**	25,950	**-**	-
Amounts owing by subsidiary companies	12	**-**	-	**1,488,076**	1,454,761
Cash and cash equivalents	21	**460,471**	644,754	**155,175**	234,092
		1,837,678	1,835,414	**1,732,035**	1,760,060
CURRENT LIABILITIES					
Trade payables	22	**165,885**	174,293	**7,201**	5,866
Other payables	23	**233,717**	161,332	**40,822**	35,922
Amounts owing to subsidiary companies	12	**-**	-	**340,074**	219,742
Borrowings	24	**278,390**	183,387	**-**	-
Finance leases	25	**28**	159	**-**	-
Taxation		**24,730**	22,810	**-**	-
		702,750	541,981	**388,097**	261,530
NET CURRENT ASSETS		**1,134,928**	1,293,433	**1,343,938**	1,498,530
		4,990,010	4,664,832	**3,278,793**	3,224,852
Financed by:					
SHARE CAPITAL	26	**712,516**	712,516	**712,516**	712,516
RESERVES	27	**3,795,820**	3,548,770	**2,563,983**	2,512,492
		4,508,336	4,261,286	**3,276,499**	3,225,008
Less: COST OF TREASURY SHARES		**(13,447)**	(13,447)	**(13,447)**	(13,447)
SHAREHOLDERS' EQUITY		**4,494,889**	4,247,839	**3,263,052**	3,211,561
MINORITY INTERESTS		**168,795**	145,965	**-**	-
LONG TERM AND DEFERRED LIABILITIES					
Deferred tax liabilities	15	**186,911**	159,442	**5,320**	3,600
Provision for retirement benefits	28	**40,809**	41,878	**10,421**	9,691
Borrowings	24	**98,578**	69,648	**-**	-
Finance leases	25	**28**	60	**-**	-
		326,326	271,028	**15,741**	13,291
		4,990,010	4,664,832	**3,278,793**	3,224,852
Net tangible assets per share (RM)		**6.16**	5.87	**4.60**	4.52

The restatements of the comparative figures are shown in Note 39.
The accompanying notes form an integral part of the financial statements.

For The Year Ended 30 September 2006

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	General Reserve RM'000	Revenue Reserve RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2004, as previously stated	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Effect of adopting FRS 121	-	-	-	-	116,283	-	(92,108)	-	24,175
As restated	712,516	1,195,172	49,745	14,867	212,640	14,337	1,860,007	(13,447)	4,045,837
Share of reserves of associated companies	-	-	-	-	-	-	2,434	-	2,434
Arising from redemption of redeemable preference shares	-	-	-	11,650	-	-	(11,650)	-	-
Currency translation differences	-	71	-	-	(56,535)	-	-	-	(56,464)
Net gains/(losses) not recognised in the income statement	-	71	-	11,650	(56,535)	-	(9,216)	-	(54,030)
Net profit for the year	-	-	-	-	-	-	421,315	-	421,315
Dividends paid									
- 2004 final	-	-	-	-	-	-	(46,007)	-	(46,007)
- 2004 special	-	-	-	-	-	-	(76,677)	-	(76,677)
- 2005 interim	-	-	-	-	-	-	(42,599)	-	(42,599)
Transfer from revenue reserve to capital reserve	-	29,727	-	-	-	-	(29,727)	-	-
Transfer to revenue reserve on disposal of shares in an associated company	-	(7,078)	(1,514)	-	(6,728)	-	15,320	-	-
At 30 September 2005 - restated	**712,516**	**1,217,892**	**48,231**	**26,517**	**149,377**	**14,337**	**2,092,416**	**(13,447)**	**4,247,839**
Share of reserves of associated companies	**-**	**(653)**	**-**	**-**	**-**	**-**	**438**	**-**	**(215)**
Currency translation differences	**-**	**216**	**-**	**-**	**35,739**	**-**	**-**	**-**	**35,955**
Net (losses)/gains not recognised in the income statement	**-**	**(437)**	**-**	**-**	**35,739**	**-**	**438**	**-**	**35,740**
Net profit for the year	**-**	**-**	**-**	**-**	**-**	**-**	**436,230**	**-**	**436,230**
Dividends paid									
- 2005 final	**-**	**-**	**-**	**-**	**-**	**-**	**(46,007)**	**-**	**(46,007)**
- 2005 special	**-**	**-**	**-**	**-**	**-**	**-**	**(127,795)**	**-**	**(127,795)**
- 2006 interim	**-**	**-**	**-**	**-**	**-**	**-**	**(51,118)**	**-**	**(51,118)**
Realised on disposal	**-**	**-**	**(459)**	**-**	**-**	**-**	**459**	**-**	**-**
At 30 September 2006	**712,516**	**1,217,455**	**47,772**	**26,517**	**185,116**	**14,337**	**2,304,623**	**(13,447)**	**4,494,889**
	Note 26	←			Note 27		→		

The accompanying notes form an integral part of the financial statements.

For The Year Ended 30 September 2006

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	General Reserve RM'000	Revenue Reserve RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2004, as previously stated	712,516	1,374,155	34,736	285	90,225	14,337	873,843	(13,447)	3,086,650
Effect of adopting FRS 121	-	-	-	-	(90,225)	-	90,225	-	-
As restated	712,516	1,374,155	34,736	285	-	14,337	964,068	(13,447)	3,086,650
Net profit for the year	-	-	-	-	-	-	290,194	-	290,194
Dividends paid									
- 2004 final	-	-	-	-	-	-	(46,007)	-	(46,007)
- 2004 special	-	-	-	-	-	-	(76,677)	-	(76,677)
- 2005 interim	-	-	-	-	-	-	(42,599)	-	(42,599)
Transfer from revenue reserve to capital reserve	-	53,793	-	-	-	-	(53,793)	-	-
At 30 September 2005 - restated	**712,516**	**1,427,948**	**34,736**	**285**	-	**14,337**	**1,035,186**	**(13,447)**	**3,211,561**
Net profit for the year	-	-	-	-	-	-	**276,411**	-	**276,411**
Dividends paid									
- 2005 final	-	-	-	-	-	-	**(46,007)**	-	**(46,007)**
- 2005 special	-	-	-	-	-	-	**(127,795)**	-	**(127,795)**
- 2006 interim	-	-	-	-	-	-	**(51,118)**	-	**(51,118)**
Realised on disposal	-	-	**(459)**	-	-	-	**459**	-	-
At 30 September 2006	**712,516**	**1,427,948**	**34,277**	**285**	-	**14,337**	**1,087,136**	**(13,447)**	**3,263,052**
	Note 26	←		Note 27			→		

The accompanying notes form an integral part of the financial statements.

For The Year Ended 30 September 2006

	2006 RM'000	2005 RM'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**596,331**	585,807
Adjustments for:		
Depreciation	**128,466**	114,580
Amortisation of leasehold land	**3,183**	3,243
Amortisation of intangible assets	**1,433**	1,340
Impairment of property, plant and equipment	**13,283**	8,145
Property, plant and equipment written off	**792**	169
Loss/(Gain) on disposal of property, plant and equipment	**998**	(8,171)
Surplus arising from government acquisition of land	**(50,652)**	(1,631)
Surplus arising from sale of property	**(2,029)**	(3,993)
Surplus on sale of investments	**(23,905)**	(3,819)
Surplus on sale of shares in an associated company	**-**	(20,284)
Goodwill written off	**570**	-
Write back of allowance for diminution in value of investments	**-**	(200)
Retirement benefits provision	**1,839**	6,084
Finance costs	**14,215**	6,744
Dividend income	**(26,675)**	(17,025)
Interest income	**(16,299)**	(17,640)
Exchange gain	**(781)**	(19,234)
Share of results of associated companies	**(25,837)**	(27,248)
Operating profit before working capital changes	**614,932**	606,867
Working capital changes:		
Property development costs	**(10)**	553
Inventories	**(103,940)**	(102,177)
Trade and other receivables	**(51,880)**	(73,798)
Trade and other payables	**32,190**	2,325
Cash generated from operations	**491,292**	433,770
Interest paid	**(14,530)**	(6,683)
Tax paid	**(129,163)**	(142,295)
Retirement benefits paid	**(3,966)**	(3,677)
Net cash generated from operating activities	**343,633**	281,115
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(394,033)**	(282,861)
Plantation development expenditure	**(40,317)**	(25,493)
Property development expenditure	**(269)**	(450)
Purchase of subsidiary companies, net of cash acquired (Note B)	**(99,158)**	-
Purchase of additional shares in an associated company	**(1,715)**	-
Subscription of shares in an associated company	**(3,779)**	(6,385)
Purchase of investments	**(13,194)**	(72,295)
Purchase of intangible assets	**(304)**	(408)
Proceeds from sale of property, plant and equipment	**7,428**	13,386
Compensation from government on land acquired	**52,409**	2,197
Proceeds from sale of property	**6,413**	9,394
Proceeds from sale of shares in an associated company	**-**	64,692
Proceeds from sale of investments	**50,173**	26,069
Dividends received from associated companies	**17,649**	38,383
Dividends received from investments	**22,292**	7,323
Interest received	**18,028**	15,624
Net cash used in investing activities	**(378,377)**	(210,824)

For The Year Ended 30 September 2006

	2006 RM'000	2005 RM'000 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES		
Term loans received	**192,209**	148,124
Repayment of term loans	**(138,474)**	(51,245)
Payment of finance leases	**(166)**	(179)
Drawndown/(Repayment) of short term borrowings	**44,574**	(4,285)
Dividends paid to shareholders of the Company	**(224,920)**	(165,283)
Dividends paid to minority shareholders	**(6,524)**	(7,681)
Issue of shares to minority shareholders	**2,792**	10,440
Return of capital to minority shareholders	**(7,450)**	-
Net cash used in financing activities	**(137,959)**	(70,109)
Net (decrease)/increase in cash and cash equivalents	**(172,703)**	182
Cash and cash equivalents at beginning of year	**613,405**	615,257
Cash and cash equivalents at end of year	**440,702**	615,439

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

A. CASH AND CASH EQUIVALENTS

	2006 RM'000	2005 RM'000 (Restated)
Cash and cash equivalents consist of:		
Cash and bank balances	**123,933**	127,555
Deposits	**297,475**	517,199
Fixed income trust funds	**39,063**	-
Bank overdrafts	**(19,769)**	(29,315)
Cash and cash equivalents	**440,702**	615,439
Foreign exchange differences on opening balances	**-**	(2,034)
Cash and cash equivalents as restated	**440,702**	613,405

B. ANALYSIS OF ACQUISITION OF SUBSIDIARY COMPANIES

The fair values of assets and liabilities of subsidiary companies acquired were as follows:

	2006 RM'000	2005 RM'000 (Restated)
Property, plant and equipment	**139,410**	-
Intangible assets	**6,081**	-
Net current liabilities	**(9,250)**	-
Borrowings	**(30,368)**	-
Deferred tax liabilities	**(13,549)**	-
Minority interests	**(30,515)**	-
Net assets acquired	**61,809**	-
Goodwill on acquisition	**41,262**	-
Total purchase price	**103,071**	-
Less: Cash and cash equivalents of subsidiary companies acquired	**(3,913)**	-
Net cash outflow on acquisition of subsidiary companies	**99,158**	-

C. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired all its property, plant and equipment with an aggregate cost of RM394,033,000 (2005: RM282,861,000) by cash.

The restatements of the comparative figures are shown in Note 39.
The accompanying notes form an integral part of the financial statements.

For The Year Ended 30 September 2006

	2006 RM'000	2005 RM'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**366,145**	363,526
Adjustments for:		
Depreciation	**14,345**	8,223
Amortisation of leasehold land	**388**	388
Property, plant and equipment written off	**18**	-
Gain on disposal of property, plant and equipment	**(215)**	(115)
Surplus on sale of shares in an associated company	-	(52,326)
Surplus arising from government acquisition of land	**(30,465)**	(1,468)
Impairment of investment in a subsidiary company	**13,109**	-
Retirement benefits provision	**4,456**	3,810
Realised loss/(gain) in foreign exchange	**486**	(269)
Unrealised loss in foreign exchange	**6,397**	2,689
Dividend income	**(246,164)**	(226,056)
Interest income	**(7,701)**	(5,035)
Operating profit before working capital changes	**120,799**	93,367
Working capital changes:		
Inventories	**(6,145)**	(4,333)
Trade and other receivables	**(14,857)**	9,164
Trade and other payables	**6,235**	(410)
Cash generated from operations	**106,032**	97,788
Tax paid	**(20,762)**	(19,137)
Retirement benefits paid	**(3,726)**	(3,592)
Net cash generated from operating activities	**81,544**	75,059
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(54,889)**	(29,495)
Property, plant and equipment transferred (from)/to subsidiary companies	**(67)**	4
Purchase of shares in subsidiary companies	**(70,890)**	-
Subscription of shares in subsidiary companies	**(118,697)**	(68,537)
Purchase of additional shares in an associated company	**(1,715)**	-
Subscription of shares in an associated company	**(3,779)**	(6,385)
Redemption of redeemable preference shares by a subsidiary company	-	116,500
Capital repayment by a subsidiary company	**12,680**	-
Proceeds from sale of property, plant and equipment	**224**	452
Proceeds from sale of shares in an associated company	-	64,692
Compensation from government on land acquired	**31,419**	1,556
Loan repayment from/(Loan to) subsidiary companies	**80,621**	(32,850)
Dividends received from subsidiary companies	**164,859**	151,900
Dividends received from associated companies	**147**	27,623
Dividends received from investments	**15,841**	397
Interest received	**8,705**	3,193
Net cash generated from investing activities	**64,459**	229,050

For The Year Ended 30 September 2006

	2006 RM'000	2005 RM'000 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to shareholders of the Company	**(224,920)**	(165,283)
Net cash used in financing activities	**(224,920)**	(165,283)
Net (decrease)/increase in cash and cash equivalents	**(78,917)**	138,826
Cash and cash equivalents at beginning of year	**234,092**	95,266
Cash and cash equivalents at end of year	**155,175**	234,092

NOTES ON THE CASH FLOW STATEMENT

A. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of:

	2006 RM'000	2005 RM'000 (Restated)
Cash and bank balances	**2,025**	2,642
Deposits	**153,150**	231,450
	155,175	234,092

B. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

During the year, the Company acquired all its property, plant and equipment with an aggregate cost of RM54,889,000 (2005: RM29,495,000) by cash.

The restatements of the comparative figures are shown in Note 39.
The accompanying notes form an integral part of the financial statements.

1. ACCOUNTING POLICIES

Summarised below are the more significant accounting policies of the Company and its subsidiary companies. The accounting policies adopted are consistent with those adopted in previous years except for the early adoption of FRS 121 *The Effects of Changes in Foreign Exchange Rates*.

Arising from the adoption of FRS 121 *The Effects of Changes in Foreign Exchange Rates*, new accounting policies and disclosures have been included and effects of the adoption on these financial statements are disclosed in Note 38.

1.1 Basis of accounting

The financial statements of the Group and of the Company are prepared under the historical cost convention except as disclosed in the notes on the financial statements and in compliance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia.

1.2 Basis of consolidation

Subsidiary companies are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiary companies are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed during the year are included in the Group financial statements from their respective effective dates of acquisitions or up to their respective date of disposal.

The consolidated income statement and consolidated balance sheet include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Inter-company transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from inter-company transactions are also eliminated unless cost cannot be recovered.

1.3 Goodwill

Goodwill arising on consolidation represents the difference between the acquisition cost of shares in the subsidiary companies and the fair value of attributable net assets acquired at the date of acquisition. Goodwill of the Group is stated at cost and is not amortised. Provision is made for any impairment.

In respect of associated companies, the carrying amount of goodwill is included in the carrying amount of the investment in the associated companies. This goodwill is stated at cost and is not amortised.

Goodwill in the associated companies' own financial statements is capitalised and amortised on a straight line basis over its useful economic life, which is a maximum of twenty years. Provision is made for any impairment.

1.4 Associated companies

Associated companies are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the total recognised gains and losses of associated companies on an equity accounted basis from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Unrealised profits arising on transactions between the Group and its associated companies which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associated companies. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

Goodwill on acquisition is calculated based on the fair value of net assets acquired.

The Group's share of post-acquisition results and reserves of associated companies is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

1.5 Property, plant and equipment

(a) Depreciation and amortisation

Property, plant and equipment are stated at cost or valuation less accumulated amortisation, depreciation and impairment losses. Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives except for freehold land and capital work-in-progress on which no depreciation is provided.

Surpluses arising from revaluation are dealt with in the revaluation reserve. On disposal of revalued properties, amounts in revaluation reserve relating to these properties are transferred to revenue reserve.

The principal depreciation rates are as follows:

Leasehold property	- Amortised by equal annual instalments over the remaining life of the lease ranging from 15 years to 923 years
Palm oil mill machinery	- 10% per annum
Plant and machinery	- 5 to 33 1/3% per annum
Motor vehicles	- 20 to 33% per annum
Furniture, fittings and equipment	- 10 to 33 1/3% per annum
Buildings, factories and mills	- 2 to 10% per annum
Employees' quarters	- 10% per annum
Effluent ponds, roads and bridges	- 5 to 10% per annum

(b) New planting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under Plantation Development and is not amortised other than those short land leases held in Indonesia where the Plantation Development is amortised over the life of the lease.

(c) Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(d) Disposal of property, plant and equipment

Gains or losses arising from the disposal of property, plant and equipment, determined as the difference between the sales proceeds and the carrying amount of the asset, are taken up in the income statement.

1.6 Leases

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of its expected useful life and the term of the lease.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

1.7 Property development

(a) Land held for property development

Land held for property development consist of land or such portions thereof on which no development activities have been carried out or where development activities are not expected to be completed within the Group's normal operating cycle of 2 to 3 years. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Land held for property development is reclassified as property development costs at the point when development activities have commenced and where it can be demonstrated that the development activities can be completed within the Group's normal operating cycle of 2 to 3 years.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by FRS 201_{2004} *Property Development Activities*.

(b) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs that are directly attributable to development activities or that can be allocated on a reasonable basis to such activities.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value.

The excess of revenue recognised in the income statement over billings to purchasers is shown as accrued billings under trade receivables and the excess of billings to purchasers over revenue recognised in the income statement is shown as progress billings under trade payables.

1.8 Intangible assets

These assets relate to patent and trade marks which are stated at cost less accumulated amortisation and accumulated impairment losses, if any. These are amortised over the expected useful lives of the assets. The Directors consider a period of 5 years for the patent and 20 years for the trade marks to be their expected economic lives.

1.9 Inventories

Inventories of produce are valued at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.

Growing crops are valued at the cost of seed, fertiliser and sprays.

Livestock (sheep) is valued at net realisable value.

Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

In arriving at net realisable value, due allowance is made for obsolescence.

1.10 Treatment of replanting cess

Replanting cess refundable is included in the financial statements in respect of the total eligible crop produced during the year.

1.11 Investments

(a) Investment income

Dividend income from subsidiary companies and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

(b) Disposal of investments

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

(c) Value of investments

Investments in subsidiary companies and associated companies are stated at cost in the Company, less impairment loss where applicable.

Other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value.

(d) Investment property

For the freehold investment property at valuation of an overseas subsidiary company, no depreciation was provided. Such investment property was reviewed annually by the Directors and the aggregate surplus or deficit was transferred to revaluation reserve.

1.12 Impairment

The carrying amount of assets, other than inventories, deferred tax assets and financial assets (other than investments in subsidiary companies and associated companies) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or the cash-generating unit to which it belongs exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is charged to equity.

The recoverable amount is the greater of the asset's net selling price and its value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

1.13 Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that at the time of the transaction affects neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

1.14 Currency conversion

(a) Functional and presentation currency

These financial statements of the Group and of the Company are presented in Ringgit Malaysia which is the Group and the Company's functional currency.

(b) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company and the subsidiary companies at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the exchange rates at balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to the functional currency at exchange rates ruling on the transaction dates. Foreign currency differences arising on translation are recognised in the income statement.

(c) Operations denominated in functional currencies other than Ringgit Malaysia

The assets and liabilities of foreign operations in functional currency other than Ringgit Malaysia, including goodwill and fair value adjustments arising on acquisition, are translated into Ringgit Malaysia at the exchange rates at balance sheet date. The income and expenses of the foreign operations are translated at the average exchange rates for the year. All resulting exchange differences are recognised in the Exchange Fluctuation Reserve. On disposal of a foreign operation, the cumulative amount of the exchange differences in the Exchange Fluctuation Reserve are recognised in profit or loss when the gain or loss on disposal is recognised.

(d) Net investment in a foreign operation

Exchange differences arising on a monetary item that forms part of the Company's net investment in a foreign operation are recognised in the Company's income statement. Such exchange differences are reclassified to Exchange Fluctuation Reserve in the consolidated financial statements only when the monetary item is denominated in either the functional currency of the Company or the foreign operation. The deferred exchange differences are released to the income statement upon disposal of the investment.

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

		2006	2005
Pound Sterling	1 to	**RM6.9076**	RM6.6435
United States Dollar	1 to	**RM3.6888**	RM3.7687
Australian Dollar	1 to	**RM2.7549**	RM2.8653
Hong Kong Dollar	1 to	**RM0.4735**	RM0.4858
Chinese Renminbi	1 to	**RM0.4671**	RM0.4666
Indonesian Rupiah	100 to	**RM0.0400**	RM0.0366
Philippines Peso	1 to	**RM0.0737**	RM0.0673
Singapore Dollar	1 to	**RM2.3256**	RM2.2318
Euro	1 to	**RM4.6802**	RM4.5405

1.15 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions and fixed income trust funds which are readily convertible to known amounts of cash and subject to insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

1.16 Receivables

Trade and other receivables are stated at cost less allowance for doubtful debts.

1.17 Liabilities

Borrowings, trade and other payables are stated at cost.

1.18 Repurchase of shares

When shares are repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised at cost and set off against equity.

When shares are repurchased and cancelled, the nominal value of the shares repurchased is cancelled by a debit to share capital and an equivalent amount is transferred to capital redemption reserve. The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted to share premium or any other suitable reserve.

1.19 Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

1.20 Employee benefits

(a) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(b) Unfunded defined benefit plan

The Group and the Company provide for retirement benefits for eligible employees in Malaysia on unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees based on the last drawn salaries at the year end, the length of service to-date and the rates set out in the said agreements. The present value of the unfunded defined benefit obligations as required by FRS 119_{2004} *Employee Benefits* has not been used in arriving at the provision, as the amount involved is insignificant to the Group and the Company. Accordingly, no further disclosure as required by the standard is made.

(c) Funded defined benefit plan

The Group's net obligation in respect of a defined benefit plan of a foreign subsidiary company in England is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed by an actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(d) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the income statement in the period in which the associated services are rendered by the employees. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

1.21 Capitalisation of borrowing costs

Borrowing costs, net of any investment income on the temporary investment of the specific borrowings, incurred on capital work-in-progress are capitalised. Exchange differences arising from foreign currency borrowings, to the extent they are regarded as an adjustment to interest costs, are also capitalised. Capitalisation of borrowing costs ceases when the assets are substantially ready for their intended use.

1.22 Derivative financial instruments

The Group uses forward foreign exchange contracts to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

Derivative financial instruments (used for hedging purposes) are accounted for on an equivalent basis as the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or net positions.

1.23 Revenue recognition

Revenue is recognised upon delivery of products and customer acceptance, if any, or upon completion of performance of services and net of discounts and returns.

Revenue from property development activities is recognised based on the stage of completion measured by reference to the proportion that property development costs incurred for work performed to-date that reflect work performed bear to the estimated total property development costs. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

In the case of the Group, revenue comprises sales to third parties only.

1.24 Research and development expenditure

All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

1.25 Finance costs

All interest and other costs incurred in connection with borrowings, other than that capitalised in accordance with Note 1.21, are expensed as incurred.

2. REVENUE

	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
Sale of goods				
Palm products	**1,580,038**	1,446,789	**355,543**	344,915
Rubber	**224,385**	159,759	**163,731**	125,698
Manufacturing	**1,231,692**	1,358,868	**-**	-
Retailing	**764,891**	736,773	**-**	-
Property development	**63,664**	44,258	**-**	-
Others	**7,541**	6,723	**1,568**	1,509
	3,872,211	3,753,170	**520,842**	472,122
Rendering of services	**1,464**	2,062	**-**	-
Interest income	**16,299**	17,640	**7,701**	5,035
Dividend income (Note 6)	**26,675**	17,025	**246,164**	226,056
	3,916,649	3,789,897	**774,707**	703,213

3. OPERATING PROFIT

	Group 2006 RM'000	Group 2005 RM'000 (Restated)	Company 2006 RM'000	Company 2005 RM'000 (Restated)
Revenue (Note 2)	**3,916,649**	3,789,897	**774,707**	703,213
Cost of sales	**(2,632,570)**	(2,565,308)	**(351,078)**	(324,133)
	1,284,079	1,224,589	**423,629**	379,080
Other operating income	**89,725**	59,130	**26,429**	56,214
Distribution costs	**(300,839)**	(288,102)	**(6,508)**	(5,578)
Administration expenses	**(406,202)**	(380,932)	**(35,321)**	(30,945)
Other operating expenses	**(82,054)**	(49,382)	**(42,084)**	(35,245)
Operating profit	**584,709**	565,303	**366,145**	363,526

(a) Operating profit before taxation is arrived at after charging and (crediting) the following:

	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
Directors' remuneration				
- fees provided	**614**	621	**564**	596
- other emoluments	**1,666**	1,456	**1,666**	1,456
- ex-gratia	**1,740**	950	**1,740**	950
- benefits-in-kind	**23**	60	**23**	60
Consultancy fee paid to a Director	**71**	284	**71**	284
Auditors' remuneration				
- Company auditors				
current year	**386**	341	**86**	75
under-provision in prior year	**21**	9	**11**	-
- other auditors				
current year	**1,331**	1,352	**-**	-
under-provision in prior year	**6**	2	**-**	-
non-audit work	**53**	21	**-**	-
Hire of plant and machinery	**5,954**	6,568	**-**	-
Rent on land and buildings	**5,370**	2,053	**812**	810
Operating lease rentals				
- land and buildings	**116,576**	110,589	**-**	-
- plant and machinery	**2,855**	3,560	**-**	-
Amortisation of leasehold land (Note 10)	**3,183**	3,243	**388**	388
Depreciation (Note 10)	**128,466**	114,580	**14,345**	8,223

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000 (Restated)	**RM'000**	RM'000 (Restated)
Impairment of property, plant and equipment	**13,283**	8,145	**-**	-
Replanting expenditure	**37,571**	38,044	**23,034**	25,834
Property, plant and equipment written off	**792**	169	**18**	-
Allowance for doubtful debts	**93**	6,230	**-**	-
Impairment of investment in a subsidiary company	**-**	-	**13,109**	-
Research and development expenditure	**6,589**	8,233	**4,443**	5,432
Retirement benefits provision	**99**	5,134	**2,716**	2,860
Write down of inventories	**6,465**	4,129	**-**	-
Amortisation of intangible assets	**1,433**	1,340	**-**	-
Loss/(Gain) on disposal of property, plant and equipment	**998**	(8,171)	**(215)**	(115)
Goodwill written off	**570**	-	**-**	-
Realised (gain)/loss in foreign exchange	**(6,541)**	(6,897)	**385**	(269)
Unrealised loss/(gain) in foreign exchange	**6,636**	(1,991)	**6,397**	2,689
Rental income from land and buildings	**(222)**	(495)	**-**	-
Surplus arising from government acquisition of land	**(50,652)**	(1,631)	**(30,465)**	(1,468)
Surplus arising from sale of property	**(2,029)**	(3,993)	**-**	-
Surplus on sale of investments	**(23,905)**	(3,819)	**-**	-
Surplus on sale of shares in an associated company	**-**	(20,284)	**-**	(52,326)
Write back of allowance for diminution in value of investments	**-**	(200)	**-**	-
Fire insurance compensation in respect of property, plant and equipment	**-**	(2,722)	**-**	-
(b) Share of results of associated companies is arrived at after charging the following:				
Amortisation of goodwill	**-**	11,989	**-**	-

4. FINANCE COSTS

	Group	
	2006	2005
	RM'000	RM'000
Term loan interest	**11,581**	2,843
Overdraft and other interest	**2,634**	3,901
	14,215	6,744

5. EMPLOYEE INFORMATION

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Staff costs	**496,232**	464,431	**102,412**	94,182
Staff costs include the following contributions:				
Employer's statutory contributions	**15,787**	13,954	**4,838**	4,695
Defined contribution plans	**3,149**	1,835	**-**	-

The total number of employees of the Group and of the Company (including an Executive Director) at the end of the year was 25,593 (2005: 24,683) and 8,359 (2005: 8,211) respectively.

6. DIVIDEND INCOME

	Group		Company	
	2006 RM'000	2005 RM'000	**2006 RM'000**	2005 RM'000
Gross dividend income from other investments:				
Shares quoted in Malaysia	**6,104**	8,344	**-**	-
Shares quoted outside Malaysia	**19,029**	8,239	**17,272**	7,324
Unquoted shares	**1,542**	442	**884**	442
Gross dividends from unquoted subsidiary companies	**-**	-	**227,804**	200,055
Gross dividends from associated companies:				
Quoted outside Malaysia	**-**	-	**-**	17,867
Unquoted	**-**	-	**204**	368
	26,675	17,025	**246,164**	226,056

7. TAX EXPENSE

	Group		Company	
	2006 RM'000	2005 RM'000 (Restated)	**2006 RM'000**	2005 RM'000
Components of tax expense				
Current tax expense:				
Malaysian taxation	**99,385**	98,540	**81,300**	70,821
Overseas taxation	**30,166**	28,753	**1,823**	2,611
	129,551	127,293	**83,123**	73,432
Deferred tax relating to origination and reversal of temporary differences	**15,485**	23,747	**1,720**	(100)
	145,036	151,040	**84,843**	73,332
Under/(Over) provision in respect of previous years:				
Malaysian taxation	**4,174**	(1,263)	**4,891**	-
Overseas taxation	**(642)**	(207)	**-**	-
	3,532	(1,470)	**4,891**	-
	148,568	149,570	**89,734**	73,332
Share of associated companies' taxation	**7,777**	9,735	**-**	-
	156,345	159,305	**89,734**	73,332

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000 (Restated)	**RM'000**	RM'000 (Restated)
Reconciliation of effective tax expense				
Profit before taxation	**596,331**	585,807	**366,145**	363,526
Taxation at Malaysian income tax rate of 28% (2005: 28%)	**166,973**	164,026	**102,521**	101,787
Effect of different tax rates in foreign jurisdictions	**(655)**	1,243	**(3,281)**	(4,700)
Effect of lower tax rate	**(9,126)**	(8,953)	**-**	-
Expenses not deductible for tax purposes	**12,246**	10,340	**6,199**	980
Tax exempt income	**(24,040)**	(10,207)	**(9,577)**	(23,215)
Tax incentives	**(15,347)**	(15,096)	**(11,019)**	(1,520)
Deferred tax assets not recognised during the year	**19,268**	14,287	**-**	-
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(506)**	(168)	**-**	-
Others	**4,000**	5,303	**-**	-
Under/(Over) provision in respect of previous years	**3,532**	(1,470)	**4,891**	-
Tax expense	**156,345**	159,305	**89,734**	73,332

Subject to agreement by the Inland Revenue Board:

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30 September 2006, to frank the payment of net dividends of approximately RM475 million (2005: RM484 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM554 million (2005: RM511 million) tax exempt profit available to be distributed as tax exempt dividends.

8. EARNINGS PER SHARE

The earnings per share is calculated by dividing the net profit for the year of RM436,230,000 (2005: RM421,315,000) for the Group and RM276,411,000 (2005: RM290,194,000) for the Company by the weighted average number of 709,977,128 (2005: 709,977,128) shares of the Company in issue during the year.

9. DIVIDENDS

	Group and Company	
	2006	2005
	RM'000	RM'000
Dividend paid		
Interim 10 sen gross per share less 28% income tax (2005: 6 sen per share tax exempt)	**51,118**	42,599
Dividend proposed		
Final 10 sen gross per share less 27% income tax (2005: 9 sen gross per share less 28% income tax)	**51,828**	46,007
Special 30 sen gross per share less 27% income tax (2005: 25 sen gross per share less 28% income tax)	**155,485**	127,795
	258,431	216,401

Dividends are paid on the number of outstanding shares in issue and fully paid of 709,977,128 (2005: 709,977,128).

The proposed final and special dividends have not been accounted for in the financial statements which is in compliance with FRS 110_{2004} *Events After Balance Sheet Date*.

10. PROPERTY, PLANT AND EQUIPMENT

GROUP	Freehold Land RM'000	Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost or valuation									
At beginning of the year	300,833	229,033	1,114,465	521,333	945,952	138,902	68,626	203,282	3,522,426
Reclassification	-	-	-	28,812	167,963	471	1,627	(198,873)	-
Additions	-	2,698	41,859	35,704	76,444	17,125	30,204	231,999	436,033
Acquisition of subsidiary companies	-	27,996	3,041	17,711	54,561	382	2,635	33,084	139,410
Disposals/Written off	(6,310)	-	(713)	(7,659)	(17,388)	(3,862)	(845)	(341)	(37,118)
Exchange adjustment	121	1,222	23,355	5,944	8,282	2,579	905	2,743	45,151
At end of the year	294,644	260,949	1,182,007	601,845	1,235,814	155,597	103,152	271,894	4,105,902
Accumulated depreciation and impairment losses									
At beginning of the year	-	42,753	32,632	264,138	543,510	105,520	46,576	-	1,035,129
Reclassification	-	-	-	14	(843)	594	235	-	-
Depreciation charge	-	3,183	9,713	28,540	67,246	15,433	9,217	-	133,332
Impairment losses	-	-	-	5,188	7,924	-	171	-	13,283
Disposals/Written off	-	-	-	(6,970)	(15,666)	(3,615)	(746)	-	(26,997)
Exchange adjustment	-	374	3,105	1,308	5,287	1,908	523	-	12,505
At end of the year	-	46,310	45,450	292,218	607,458	119,840	55,976	-	1,167,252
Net book value									
At 30 September 2006	294,644	214,639	1,136,557	309,627	628,356	35,757	47,176	271,894	2,938,650
At 30 September 2005	300,833	186,280	1,081,833	257,195	402,442	33,382	22,050	203,282	2,487,297
Depreciation charge for 2005	-	3,243	9,166	25,919	60,244	14,412	6,164	-	119,148
Property, plant and equipment are included at cost or valuation as follows:									
Cost	211,623	151,500	933,664	601,763	1,235,814	155,597	103,147	271,894	3,665,002
Valuation	83,021	109,449	248,343	82	-	-	5	-	440,900
	294,644	260,949	1,182,007	601,845	1,235,814	155,597	103,152	271,894	4,105,902

	2006 RM'000	2005 RM'000
The net book value of leasehold land comprises:		
Long term	154,231	154,723
Short term	60,408	31,557
	214,639	186,280
Depreciation charge for the year is allocated as follows:		
Income statement (Note 3)	131,649	117,823
Plantation development	1,542	1,290
Capital work-in-progress	141	35
	133,332	119,148

COMPANY	Freehold Land RM'000	Long Term Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost or valuation									
At beginning of the year	148,049	35,878	435,552	72,374	80,330	40,036	16,730	23,128	852,077
Additions	-	-	-	7,113	16,311	5,746	24,941	778	54,889
Transfers	-	-	-	9,768	12,700	208	3	(22,757)	(78)
Disposals/Written off	(241)	-	(713)	(8)	(635)	(997)	(49)	-	(2,643)
At end of the year	147,808	35,878	434,839	89,247	108,706	44,993	41,625	1,149	904,245
At beginning of the year	-	9,904	-	62,810	70,805	32,512	12,877	-	188,908
Depreciation charge	-	388	-	2,379	4,850	4,042	3,074	-	14,733
Transfers	-	-	-	-	(211)	78	(12)	-	(145)
Disposals/Written off	-	-	-	(8)	(624)	(981)	(49)	-	(1,662)
At end of the year	-	10,292	-	65,181	74,820	35,651	15,890	-	201,834
Net book value									
At 30 September 2006	**147,808**	**25,586**	**434,839**	**24,066**	**33,886**	**9,342**	**25,735**	**1,149**	**702,411**
At 30 September 2005	148,049	25,974	435,552	9,564	9,525	7,524	3,853	23,128	663,169
Depreciation charge for 2005	-	388	-	1,720	2,190	3,173	1,140	-	8,611
Property, plant and equipment are included at cost or valuation as follows:									
Cost	75,525	-	237,866	89,247	108,706	44,993	41,625	1,149	599,111
Valuation	72,283	35,878	196,973	-	-	-	-	-	305,134
	147,808	35,878	434,839	89,247	108,706	44,993	41,625	1,149	904,245

	Group		Company	
	2006 RM'000	2005 RM'000	**2006 RM'000**	2005 RM'000
Net book value of revalued assets, had these assets been carried at cost less accumulated depreciation:				
Freehold land	**24,934**	25,274	**19,905**	20,044
Long term leasehold land	**18,767**	19,025	**5,861**	5,951
Plantation development	**96,251**	96,607	**76,344**	76,701
	139,952	140,906	**102,110**	102,696

The net book value of the assets of a subsidiary company comprising vehicles and equipment held under finance leases amounted to RM28,000 (2005: RM213,000).

Included in capital work-in-progress of the Group is interest of RM1,628,000 (2005: RM1,405,000) capitalised.

The title of the long term leasehold land with net book value amounting to RM22,365,000 (2005: RM22,611,000) belonging to a subsidiary company has yet to be transferred to that subsidiary company's name pending finalisation of the sub-division of the master land.

The title to the freehold land and building with net book value of RM4,618,000 (2005: RM10,764,000) belonging to a subsidiary company has yet to be transferred to that subsidiary company's name pending finalisation of the sub-division of the master land.

Freehold land, leasehold land and plantation development expenditure shown at Directors' valuation on 1 October 1980 are based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979. The leasehold land and plantation development belonging to a subsidiary company shown at Directors' valuation are based on an opinion of value, using the "continued use basis", by a firm of professional valuers on 14 July 1980. The freehold land, leasehold land and plantation development belonging to certain subsidiary companies shown at Directors' valuation are based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June 1981. The leasehold land and plantation development belonging to certain subsidiary companies acquired during the year ended 30 September 1991 were revalued by the Directors in 1990 based on the comparison method. The freehold land belonging to an overseas subsidiary company was revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September 1989. The building, equipment and fittings of a subsidiary company have been valued by the Directors on 28 February 1966. Subsequent additions are shown at cost while deletions are at valuation or cost as appropriate. The revaluations were not intended to effect a change in the accounting policy to one of revaluation of property, plant and equipment. As allowed by the transitional provisions of Malaysian Accounting Standards Board, Approved Accounting Standard International Accounting Standard 16 *Property, Plant and Equipment*, these assets have continued to be stated on the basis of their valuations.

Certain freehold land and building of the Group with net book value amounting to RM43,414,000 (2005: RM44,033,000) are charged to banks as security for borrowings (Note 24).

The details of the properties of the Group are shown on pages 126 to 135.

11. LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2006	2005
	RM'000	RM'000
Freehold land at cost		
At beginning of the year	**187,574**	187,467
Additions	**-**	107
Disposals	**(436)**	-
At end of the year	**187,138**	187,574
Development expenditure at cost		
At beginning of the year	**7,265**	6,922
Additions	**269**	343
Disposals	**(367)**	-
At end of the year	**7,167**	7,265
Total	**194,305**	194,839

12. SUBSIDIARY COMPANIES

	Company 2006 RM'000	Company 2005 RM'000
Unquoted shares at cost	**1,134,819**	971,021

Details of the subsidiary companies are shown in Note 33.

Amounts owing by/to subsidiary companies are unsecured with no fixed terms of repayment and are non-interest bearing except for certain subsidiary companies, interests are charged at rates ranging from 2.8% to 10.0% (2005: 2.8% to 10.0%) per annum.

13. ASSOCIATED COMPANIES

	Group		Company	
	2006 RM'000	2005 RM'000	**2006 RM'000**	2005 RM'000
Shares at cost				
In overseas quoted corporations	**39,725**	40,366	-	-
In unquoted corporations	**69,138**	64,170	**18,536**	13,043
	108,863	104,536	**18,536**	13,043
Post-acquisition reserves	**52,151**	50,940	-	-
	161,014	155,476	**18,536**	13,043
Impairment in value of investment	**(19,673)**	(19,673)	-	-
	141,341	135,803	**18,536**	13,043
Market value of shares				
In overseas quoted corporations	**6,837**	7,794	-	-

	Group	
	2006 RM'000	2005 RM'000
Interest in associated companies represented by:		
Share of net assets other than goodwill	**134,509**	128,971
Goodwill on acquisition	**6,832**	6,832
	141,341	135,803

Details of the associated companies are shown in Note 33.

14. OTHER INVESTMENTS

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Shares at cost				
In Malaysia quoted corporations	**126,590**	137,841	-	-
In overseas quoted corporations	**321,853**	324,014	**78,437**	78,437
In unquoted corporations	**7,162**	7,186	**7,079**	7,079
	455,605	469,041	**85,516**	85,516
Allowance for diminution in value	**(6,427)**	(6,427)	**(6,427)**	(6,427)
	449,178	462,614	**79,089**	79,089
Freehold investment property at valuation				
At beginning of the year	**4,152**	4,274	-	-
Disposal	**(4,152)**	-	-	-
Exchange adjustment	-	(122)	-	-
At end of the year	-	4,152	-	-
	449,178	466,766	**79,089**	79,089
Market value of shares				
In quoted corporations	**561,867**	647,904	**385,148**	444,204

Freehold investment property was shown at Directors' valuation.

The net book value of the revalued freehold investment property at 30 September 2005, had this property been carried at cost, was RM7,620,000.

15. DEFERRED TAXATION

The amounts, determined after appropriate offsetting, are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000 (Restated)	**RM'000**	RM'000
Deferred tax liabilities	**186,911**	159,442	**5,320**	3,600
Deferred tax assets	**(7,232)**	(8,664)	-	-
	179,679	150,778	**5,320**	3,600

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The recognised deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

	Group		Company	
	2006 RM'000	2005 RM'000 (Restated)	**2006 RM'000**	2005 RM'000
Property, plant and equipment				
Capital allowances	**171,545**	153,834	**6,618**	4,151
Revaluation	**24,293**	21,550	**3,600**	3,600
Other taxable temporary differences	**2,091**	1,941	**-**	-
Unutilised tax losses	**(4,557)**	(14,479)	**-**	-
Unabsorbed capital allowances	**(6,793)**	(6,324)	**-**	-
Provisions	**(6,900)**	(5,744)	**(4,898)**	(4,151)
	179,679	150,778	**5,320**	3,600

No deferred tax assets have been recognised for the following items:

	Group	
	2006 RM'000	2005 RM'000
Unabsorbed capital allowances	**35,544**	25,381
Unutilised tax losses	**125,507**	45,892
Deductible temporary differences	**2,378**	5,533
	163,429	76,806

The unabsorbed capital allowances, unutilised tax losses and deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The Group has tax losses carried forward of RM141,782,000 (2005: RM97,603,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above.

16. INTANGIBLE ASSETS

	Group	
	2006 RM'000	2005 RM'000
Cost		
At beginning of the year	**25,228**	25,529
Addition	**304**	408
Acquisition of a subsidiary company	**6,081**	-
Exchange adjustment	**1,046**	(709)
At end of the year	**32,659**	25,228
Accumulated amortisation		
At beginning of the year	**7,567**	6,469
Current amortisation	**1,433**	1,340
Exchange adjustment	**344**	(242)
At end of the year	**9,344**	7,567
Net book value	**23,315**	17,661

17. INVENTORIES

	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
At cost:				
Inventories of produce	**375,477**	322,835	**27,375**	19,867
Growing crops	**1,380**	1,757	**-**	-
Stores and materials	**293,865**	219,095	**5,888**	7,251
	670,722	543,687	**33,263**	27,118
At net realisable value:				
Inventories of produce	**50,740**	62,353	**-**	-
Livestock	**2,034**	2,363	**-**	-
Stores and materials	**1,238**	5,749	**-**	-
	724,734	614,152	**33,263**	27,118

18. TRADE RECEIVABLES

The Group's normal trade credit term ranges from 5 to 90 (2005: 5 to 120) days. Other credit terms are assessed and approved on a case-by-case basis.

19. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
Other receivables	**242,160**	218,455	**22,111**	20,739
Prepayments	**55,906**	35,762	**1,107**	733
Refundable deposits	**3,419**	2,930	**28**	28
Tax recoverable	**23,621**	21,017	**1,822**	4,002
	325,106	278,164	**25,068**	25,502

Included in the Group's other receivables is an amount of RM99,750,000 (2005: RM99,750,000) which was paid by Ablington Holdings Sdn Bhd, a wholly-owned subsidiary company, for the acquisition of 35,000,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad as further disclosed under Note 36 on the financial statements. The acquisition has not been completed to-date due to an injunction against the Company and the subsidiary company. The sum of RM99,750,000 is currently placed in an interest bearing account with a financial institution.

20. PROPERTY DEVELOPMENT COSTS

	Group 2006 RM'000	Group 2005 RM'000
Property development costs comprise the following:		
Land costs	**11,331**	13,628
Development costs	**74,805**	70,880
	86,136	84,508
Add: Costs incurred during the year		
Development costs	**37,030**	36,871
	123,166	121,379
Less: Costs recognised as an expense in income statement		
Previous year	**(60,076)**	(64,019)
Current year	**(37,130)**	(31,410)
	25,960	25,950

21. CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Deposits with:				
Licensed banks	**297,475**	503,245	**153,150**	231,450
Licensed finance companies	**-**	13,954	**-**	-
	297,475	517,199	**153,150**	231,450
Fixed income trust funds	**39,063**	-	**-**	-
Cash and bank balances	**123,933**	127,555	**2,025**	2,642
	460,471	644,754	**155,175**	234,092

Included in the Group's cash and bank balances is RM42,072,000 (2005: RM26,433,000), the utilisation of which is subject to the Housing Development (Housing Development Account) (Amendment) Regulations, 2002.

The effective interest rates of deposits and fixed income trust funds at the balance sheet date were as follows:

	Group		Company	
	2006	2005	**2006**	2005
Deposits with:				
Licensed banks	**1.50% to 15.00%**	0.84% to 7.50%	**1.50% to 3.60%**	2.25% to 3.00%
Licensed finance companies	**-**	2.55% to 3.70%	**-**	-
Fixed income trust funds	**3.19%**	-	**-**	-

The maturities and repricing of deposits and fixed income trust funds as at the end of the financial year were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Within one year				
Deposits with licensed banks	**297,475**	503,245	**153,150**	231,450
Deposits with licensed finance companies	**-**	13,954	**-**	-
Fixed income trust funds	**39,063**	-	**-**	-
	336,538	517,199	**153,150**	231,450

22. TRADE PAYABLES

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Trade payables	**158,488**	168,981	**7,201**	5,866
Progress billings	**7,397**	5,312	**-**	-
	165,885	174,293	**7,201**	5,866

The normal trade credit terms granted to the Group range from 7 to 90 (2005: 30 to 120) days.

23. OTHER PAYABLES

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Other payables	**125,320**	78,567	**27,462**	22,319
Accruals	**108,397**	82,765	**13,360**	13,603
	233,717	161,332	**40,822**	35,922

24. BORROWINGS

	Group 2006 RM'000	Group 2005 RM'000
Current		
Secured		
Bank overdrafts	**3,778**	8,464
Term loans	**16,005**	7,381
	19,783	15,845
Unsecured		
Bank overdrafts	**15,991**	20,851
Term loans	**188,327**	136,976
Export credit refinancing	**37,680**	9,715
Revolving credit	**16,609**	-
	258,607	167,542
	278,390	183,387
Non-Current		
Term loans		
Secured	**3,730**	7,932
Unsecured	**94,848**	61,716
	98,578	69,648

The term loans and bank overdrafts are secured on fixed and floating charges on the property, plant and equipment of certain overseas subsidiary companies with net book value amounting to RM43,414,000 (2005: RM44,033,000). Certain unsecured term loans and bank overdrafts are supported by corporate guarantees of RM272.4 million (2005: RM273.5 million) issued by the Company. The bank overdraft facilities are renewable annually.

The interest rates applicable to borrowings for the year were as follows:

	Group 2006	Group 2005
Bank overdrafts	**2.00% to 9.50%**	2.00% to 8.50%
Term loans	**2.00% to 6.34%**	2.00% to 6.00%
Export credit refinancing	**2.75% to 3.75%**	2.75% to 3.00%
Revolving credit	**5.33% to 6.19%**	-

	Group 2006 RM'000	Group 2005 RM'000
Analysis of term loans, export credit refinancing and revolving credit repayments:		
Within one year	**258,621**	154,072
From one to two years	**28,436**	19,715
From two to five years	**58,284**	49,933
More than five years	**11,858**	-
	357,199	223,720

Out of the total term loans, export credit refinancing and revolving credit of RM357,199,000 (2005: RM223,720,000), an amount of RM169,082,000 (2005: RM69,778,000) consisting of floating rate loans which interest rates reprice within a year.

25. FINANCE LEASES – GROUP

The maturity of obligations under finance leases is as follows:

	2006 Payments RM'000	2006 Interest RM'000	2006 Principal RM'000	2005 Payments RM'000	2005 Interest RM'000	2005 Principal RM'000
Within one year	**35**	**7**	**28**	172	13	159
In the second to fifth year	**28**	**-**	**28**	66	6	60
	63	**7**	**56**	238	19	219

26. SHARE CAPITAL

	Group and Company 2006 RM'000	Group and Company 2005 RM'000
Shares of RM1 each:		
Authorised	**1,000,000**	1,000,000
Issued and fully paid	**712,516**	712,516

The shareholders of the Company renewed the authority granted to the Directors to repurchase its own shares at the Extraordinary General Meeting held on 22 February 2006. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

Of the total 712,516,128 issued and fully paid shares, 2,539,000 (2005: 2,539,000) are held as treasury shares by the Company. As at 30 September 2006, the number of outstanding shares in issue and fully paid is 709,977,128 (2005: 709,977,128).

27. RESERVES

	Group 2006 RM'000	Group 2005 RM'000 (Restated)	Company 2006 RM'000	Company 2005 RM'000 (Restated)
Non-distributable				
Capital reserve	**66,631**	67,284	**-**	-
Revaluation reserve	**47,772**	48,231	**34,277**	34,736
Exchange fluctuation reserve	**185,116**	149,377	**-**	-
Capital redemption reserve	**26,517**	26,517	**285**	285
Revenue reserve – cost of treasury shares	**13,447**	13,447	**13,447**	13,447
	339,483	304,856	**48,009**	48,468
Distributable				
Capital reserve	**1,150,824**	1,150,608	**1,427,948**	1,427,948
General reserve	**14,337**	14,337	**14,337**	14,337
Revenue reserve	**2,291,176**	2,078,969	**1,073,689**	1,021,739
	3,456,337	3,243,914	**2,515,974**	2,464,024
	3,795,820	3,548,770	**2,563,983**	2,512,492

Included under the non-distributable reserves is an amount of RM13,447,000 (2005: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associated companies' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

General reserve arose from redemption of debenture issued in 1975 and fully redeemed in 1980.

28. PROVISION FOR RETIREMENT BENEFITS

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Present value of funded obligation	**76,405**	66,050	**-**	-
Fair value of plan assets	**(52,608)**	(43,894)	**-**	-
	23,797	22,156	**-**	-
Unfunded obligations	**17,012**	15,616	**10,421**	9,691
Present value of net obligations	**40,809**	37,772	**10,421**	9,691
Unrecognised actuarial gains	**-**	4,106	**-**	-
Recognised liability for defined benefit obligations	**40,809**	41,878	**10,421**	9,691

Liability for funded defined benefit obligation

A foreign subsidiary company of the Group in England makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. Under the scheme, eligible employees are entitled to retirement benefits of 1/60th of final pensionable salary for each completed year of service, subject to a maximum of 40/60^{ths} upon the retirement age of 65. The plan vests over a period of approximately 15 years.

The funded defined benefit obligation is determined by a qualified actuary on the basis of triennial valuation, using the projected unit credit method. The last actuarial valuation was on 6 April 2005 and was subsequently updated as at 30 September 2006.

Fair values of the funded plan assets in the scheme are:

	Group	
	2006	2005
	RM'000	RM'000
Equities	**44,325**	36,778
Gilts	**2,570**	1,927
Corporate bonds	**2,570**	2,711
Cash	**3,143**	2,478
	52,608	43,894

Movements in the net liability recognised in the balance sheets:

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Net liability at 1 October	**41,878**	40,456	**9,691**	9,473
Benefits paid	**(3,966)**	(3,677)	**(3,726)**	(3,592)
Expense recognised in the income statements	**1,839**	6,084	**4,456**	3,810
Exchange adjustment	**1,058**	(985)	**-**	-
Net liability at 30 September	**40,809**	41,878	**10,421**	9,691

Expense recognised in the income statements:

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Current service cost	**1,839**	4,638	**4,456**	3,810
Interest on obligation	**-**	4,072	**-**	-
Expected return on plan assets	**-**	(2,626)	**-**	-
	1,839	6,084	**4,456**	3,810

The expense is recognised in the following line items in the income statements:

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Cost of sales	**2,065**	1,195	**1,275**	690
Administration expenses	**3,170**	3,120	**3,181**	3,120
Other operating expenses	**(3,396)**	1,769	**-**	-
	1,839	6,084	**4,456**	3,810

	Group	
	2006	2005
	RM'000	RM'000
Actual return on funded plan assets	**7,147**	8,524

Liability for funded defined benefit obligation

Principal actuarial assumptions used at the balance sheet date (expressed as weighted averages):

	Group	
	2006	2005
	%	%
Discount rate	**5.0**	5.0
Expected return on plan assets		
- pre-retirement	**6.5**	6.8
- post-retirement	**5.5**	5.3
Future salary increases	**4.5**	4.3
Increases to pensions in payment	**3.0**	2.8

29. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiary companies. Significant inter-company transactions of the Company are as follows:

	Company	
	2006	2005
	RM'000	RM'000
Purchases from subsidiary companies		
Austerfield Corporation Sdn Bhd	**2,502**	2,187
Colville Holdings Sdn Bhd	**2,079**	2,579
Gunong Pertanian Sdn Bhd	**4,713**	5,142
K. H. Syndicate Ltd	**1,106**	766
KL-Kepong Country Homes Sdn Bhd	**-**	6,439
KL-Kepong Property Development Sdn Bhd	**-**	1,892
Kompleks Tanjong Malim Sdn Bhd	**1,469**	1,272
Kulumpang Development Corporation Sdn Bhd	**3,407**	2,997
Uni-Agro Multi Plantations Sdn Bhd	**9,224**	7,603
Sales to subsidiary companies		
KL-Kepong Cocoa Products Sdn Bhd	**1,563**	1,505
KL-Kepong Edible Oils Sdn Bhd	**52,017**	69,519
KL-Kepong Rubber Products Sdn Bhd	**12,312**	12,325
Kulumpang Development Corporation Sdn Bhd	**14,367**	13,361
Palm-Oleo Sdn Bhd	**36,694**	36,427
The Kuala Pertang Syndicate Ltd	**5,279**	6,210
Interest received		
KLK Farms Pty Ltd	**958**	922
Standard Soap Company Ltd	**237**	232
Stolthaven (Westport) Sdn Bhd	**1,747**	-
Voray Holdings Ltd	**501**	521
Management fees paid		
Taiko Plantations Sdn Bhd	**3,698**	3,610
KL-Kepong Industrial Holdings Sdn Bhd	**189**	165
Rental paid		
Taiko Plantations Sdn Bhd	**780**	780

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
(i) Transactions with associated companies				
Sale of goods				
Esterol Sdn Bhd	**2,464**	4,042	**-**	-
Service charges paid				
Applied Agricultural Resources Sdn Bhd	**1,566**	1,583	**564**	561

	Group		Company	
	2006	2005	**2006**	2005
	RM'000	RM'000	**RM'000**	RM'000
Research and development services paid				
Applied Agricultural Resources Sdn Bhd and Group	**4,443**	5,432	**4,443**	5,432
(ii) Transactions with companies in which certain Directors are common directors and/or have direct or deemed interest				
Sales of goods				
Siam Taiko Marketing Co Ltd	**4,719**	2,906	-	-
Taiko Marketing Sdn Bhd	**5,683**	2,855	-	-
Taiko International Trade (Shanghai) Co Ltd	**12,795**	34,251	-	-
F. Holm Chemie Handels GmbH	**49,322**	54,843	-	-
Sales commission paid				
Taiko International Trade (Shanghai) Co Ltd	**759**	1,689	-	-
Purchase of goods				
Bukit Katho Estate Sdn Bhd	**3,250**	2,973	**3,250**	2,973
Kampar Rubber & Tin Co Sdn Bhd	**6,956**	6,862	**6,807**	6,653
Malay Rubber Plantations (M) Sdn Bhd	**9,169**	9,118	**9,038**	8,914
Taiko Clay Marketing Sdn Bhd	**1,016**	1,158	-	-
Taiko Marketing Sdn Bhd	**15,822**	21,119	**4,546**	7,252
Wan Lim Plantations Sdn Bhd	**382**	1,439	**316**	1,001

(c) Significant non-trade related party balances
Outstanding significant non-trade related party balances at 30 September are as follows:

	Company	
	2006	2005
	RM'000	RM'000
Amount owing by subsidiary companies		
Ablington Holdings Sdn Bhd	**142,122**	148,955
Brecon Holdings Sdn Bhd	**4,464**	10,034
Fajar Palmkel Sdn Bhd	**7,623**	11,123
Golden Yield Sdn Bhd	-	5,252
KLK Farms Pty Ltd	**5,510**	5,731
KLK Overseas Investments Ltd	**279,550**	286,821
KL-Kepong (Sabah) Sdn Bhd	**13,761**	12,655
KL-Kepong Cocoa Products Sdn Bhd	**35,160**	199
KL-Kepong Edible Oils Sdn Bhd	**24,987**	17,266
KL-Kepong Industrial Holdings Sdn Bhd	**180,588**	168,340
KL-Kepong International Ltd	**1,139**	8,024
KL-Kepong Oleomas Sdn Bhd	**39,286**	5,026
KL-Kepong Property Holdings Sdn Bhd	**446,454**	503,373
KL-Kepong Rubber Products Sdn Bhd	**46,348**	41,490
KLKI Holdings Ltd	**8,976**	8,645
Kulumpang Development Corporation Sdn Bhd	**76,347**	67,836
Ladang Finari Sdn Bhd	-	9,518
Leluasa Untung Sdn Bhd	**55,599**	42,229

	Company 2006 RM'000	Company 2005 RM'000
Ortona Enterprise Sdn Bhd	**2,246**	8,090
Selit Plantations (Sabah) Sdn Bhd	**-**	5,785
Stolthaven (Westport) Sdn Bhd	**51,316**	-
Susuki Sdn Bhd	**18,837**	18,836
Sy Kho Trading Plantation Sdn Bhd	**-**	6,228
Syarikat Swee Keong (Sabah) Sdn Bhd	**-**	6,787
Taiko Plantations Sdn Bhd	**-**	5,772
Voray Holdings Ltd	**14,078**	14,393
Amount owing to subsidiary companies		
Golden Sphere Sdn Bhd	**32,195**	-
Gunong Pertanian Sdn Bhd	**17,542**	5,330
KL-Kepong Equity Holdings Sdn Bhd	**17,000**	-
KL-Kepong Plantation Holdings Sdn Bhd	**10,088**	-
Richinstock Sawmill Sdn Bhd	**9,367**	8,139
Sabah Cocoa Sdn Bhd	**70,846**	51,600
Segar Usaha Sdn Bhd	**83,793**	74,231
Sri Kunak Plantation Sdn Bhd	**67,164**	67,166

30. CAPITAL COMMITMENTS

	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
Property, plant and equipment				
Contracts placed but not completed	**103,469**	194,254	**3,189**	19,449
Capital expenditure approved by the Board but not contracted for	**101,390**	149,848	**-**	318
	204,859	344,102	**3,189**	19,767

31. LEASE COMMITMENTS

	Group 2006 RM'000	Group 2005 RM'000
Total future minimum lease payments under non-cancellable operating leases are as follows:		
Less than one year	**94,510**	87,841
Between one and five years	**275,488**	274,230
More than five years	**139,195**	177,660
	509,193	539,731

The majority of the overseas subsidiary companies' leases of land and buildings are subject to rent review periods ranging between one and five years.

32. CONTINGENT LIABILITIES – UNSECURED

(a) The Company has an unsecured contingent liability of RM272.4 million (2005: RM273.5 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiary companies at 30 September 2006.

(b) The Company has undertaken to provide financial support to certain subsidiary companies to enable them to continue to operate as going concerns.

33. SUBSIDIARY AND ASSOCIATED COMPANIES

(a) The names of subsidiary and associated companies are detailed below:

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2006	2005	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Ltd †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn Bhd	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products
KL-Kepong Plantation Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Taiko Plantations Sdn Bhd †	Malaysia	Malaysia	**100**	100	Management of plantations
Rubber Fibreboards Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of fibre mat
SABAH					
Axe Why Zed Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn Bhd †	Malaysia	Malaysia	**63**	63	Plantation
Gocoa Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Sphere Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Pinji Horticulture Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Segar Usaha Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sunshine Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn Bhd	Malaysia	Malaysia	**100**	100	Kernel crushing
Leluasa Untung Sdn Bhd	Malaysia	Malaysia	**100**	100	Kernel crushing

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2006	2005	Principal Activities
PLANTATIONS					
SABAH					
KL-Kepong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Milling and refining of palm products
Sabah Holdings Corporation Sdn Bhd †	Malaysia	Malaysia	**70**	70	Investment holding
Susuki Sdn Bhd †	Malaysia	Malaysia	**100**	100	Investment holding
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Parit Sembada †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Jabontara Eka Karsa †	Indonesia	Indonesia	**95**	-	Plantation
P.T. Mulia Agro Permai †	Indonesia	Indonesia	**90**	-	Plantation
P.T. KLK Agriservindo †	Indonesia	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia	Indonesia	**95**	95	Dormant
REPUBLIC OF MAURITIUS					
KLK (Mauritius) International Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
Verdant Plantations Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
BRITISH VIRGIN ISLANDS					
Double Jump Ltd ††	British Virgin Islands	British Virgin Islands	**100**	-	Investment holding
Tri-Force Element Inc ††	British Virgin Islands	British Virgin Islands	**100**	-	Investment holding
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn Bhd	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
KL-Kepong Oleomas Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of fatty alcohol
Taiko Palm-Oleo (Zhangjiagang) Co Ltd †	People's Republic of China	People's Republic of China	**90**	90	Manufacturing of fatty acids, glycerine and soap noodles
KL-Kepong Nutrients Sdn Bhd	Malaysia	Malaysia	**100**	-	Manufacturing of palm oil fatty acids products
F. Holm Chemie Handels GmbH ††	Germany	Germany	**100**	-	Trading and distribution of oleochemicals

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2006	2005	Principal Activities
MANUFACTURING					
OLEOCHEMICALS					
KL-Kepong Industrial Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KLK Premier Capital Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Jasachem Sdn Bhd	Malaysia	Malaysia	**100**	100	Dormant
COCOA PRODUCTS					
KL-Kepong Cocoa Products Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of cocoa products
Selbourne Food Services Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing, packaging and distribution of chocolate products
Selbourne Suisse SARL ††	Switzerland	Switzerland	**100**	-	Brand licensing, marketing and sales of cocoa products
GLOVE PRODUCTS					
KL-Kepong Rubber Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of latex examination gloves
Masif Latex Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn Bhd †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
B.K.B. Europa SARL ††	France	France	**100**	100	Marketing of wood based products
SOAP					
KLK Overseas Investments Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Standard Soap Company Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Soap Company Ltd †	England	England	**100**	100	Dormant
OIL REFINING & BULKING					
Hubei Zhong Chang Vegetable Oil Co Ltd †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co Ltd †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
Voray Holdings Ltd †	Hong Kong	Malaysia	**55**	55	Investment holding

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2006	2005	Principal Activities
NUTRACEUTICAL, COSMETOCEUTICAL & PHARMACEUTICAL PRODUCTS					
Davos Life Science Pte Ltd †	Singapore	Singapore	**51**	-	Manufacturing of nutraceutical, cosmetoceutical and pharmaceutical products
Centros Life Science Pte Ltd †	Singapore	Singapore	**51**	-	Dormant
Davos Life Science Marketing Pte Ltd †	Singapore	Singapore	**51**	-	Dormant
Helix Life Science Pte Ltd †	Singapore	Singapore	**51**	-	Dormant
STORAGE & DISTRIBUTION					
Stolthaven (Westport) Sdn Bhd †	Malaysia	Malaysia	**51**	-	Storing and distribution of bulk liquid
RETAILING					
Crabtree & Evelyn Holdings Ltd †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Ltd †	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn Shop Ltd †	England	England	**100**	100	Manufacturing of jams
Crabtree & Evelyn Trading Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Ltd †	England	England	**100**	100	Investment holding
Quillspur Ltd †	England	England	**100**	100	Investment holding
Windham Toiletries Ltd †	England	England	**100**	100	Inactive
Crabtree & Evelyn London Ltd †	England	England	**100**	100	Dormant
Scarborough and Co Ltd †	England	England	**100**	100	Dormant
Crabtree & Evelyn Austria GmbH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmbH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Europe BV †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn London SA †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd †	United States of America	United States of America	**100**	100	Retailing and distribution of toiletries
Windham Manufacturing Ltd †	United States of America	United States of America	**100**	100	Manufacturing of toiletries
C&E Canada, Inc †	Canada	Canada	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty Ltd †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Ltd †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Ltd †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Crabtree & Evelyn Philippines, Inc †	Philippines	Philippines	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn (Singapore) Pte Ltd †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2006	2005	Principal Activities
RETAILING					
Crabtree Global Resourcing Sdn Bhd (formerly known as Acc-Enhance Sdn Bhd)	Malaysia	Malaysia	**100**	100	General trading
Crabtree & Evelyn (Malaysia) Sdn Bhd	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Austerfield Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Betatechnic Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
Brecon Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Renting out of storage and office space
Colville Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn Bhd	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn Bhd	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn Bhd	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn Bhd	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Ltd †	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Ltd †	England	Malaysia	**100**	100	Investment holding
OTHERS					
KLK Farms Pty Ltd #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Ltd †	Malaysia	Malaysia	**100**	100	Offshore captive insurance

† Companies not audited by KPMG
# Companies audited by overseas firms of KPMG International
†† These companies are not required to be audited in the country of incorporation. The results of these companies are consolidated based on the unaudited financial statements.

Associated Companies	Country Of Incorporation	Group's Percentage Interest 2006	2005	Principal Activities
Applied Agricultural Resources Sdn Bhd	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co Ltd	People's Republic of China	**13.8**	13.8	Inactive
Esterol Sdn Bhd	Malaysia	**50.0**	50.0	Manufacturing of food esters
Kumpulan Sierramas (M) Sdn Bhd	Malaysia	**50.0**	50.0	Property development
Malaysia Pakistan Venture Sdn Bhd	Malaysia	**25.0**	25.0	Investment holding
MAPAK Edible Oils (Private) Ltd	Pakistan	**30.0**	30.0	Manufacturing and marketing of palm and other soft oils
Pearl River Tyre (Holdings) Ltd	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
P.T. Sekarbumi Alamlestari	Indonesia	**48.0**	48.0	Plantation
Tawau Bulking Installation Sdn Bhd	Malaysia	**49.0**	49.0	Bulking installation

(b) Acquisition of subsidiary companies
Subsidiary companies acquired during the year ended 30 September 2006 were as follows:

Subsidiary Companies Acquired	Purchase Consideration RM'000	Group's Percentage Interest	Effective Acquisition Date
Davos Life Science Pte Ltd and its subsidiary companies	57,961	51	16 January 2006
Stolthaven (Westport) Sdn Bhd	12,929	51	10 February 2006
Double Jump Ltd	9,302	100	27 March 2006
Tri-Force Element Inc	10,380	100	27 March 2006
P.T. Jabontara Eka Karsa	2,166	95	27 March 2006
P.T. Mulia Agro Permai	7,496	90	26 September 2006
F. Holm Chemie Handels GmbH	2,837	100	28 September 2006

All the purchase considerations were satisfied by cash and the acquisitions were accounted for using the acquisition method of accounting. In the post-acquisition period to 30 September 2006, these subsidiary companies contributed a net loss of RM12,991,000 to the consolidated net profit for the year.

The effect of the acquisitions on the Group's financial position at 30 September 2006 is as follows:

	Group 2006 RM'000
Property, plant and equipment	166,487
Intangible assets	6,140
Current assets	52,490
Current liabilities	(120,282)
Deferred tax liabilities	(13,912)
Group's share of net assets	90,923
Less: Net assets at date of acquisition	(61,809)
Increase in Group's net assets	29,114

(c) Incorporation of subsidiary companies
Subsidiary companies incorporated during the year ended 30 September 2006 were as follows:

Subsidiary Companies Incorporated	Group's Percentage Interest	Date of Incorporation
KL-Kepong Nutrients Sdn Bhd	100	20 March 2006
Selbourne Suisse SARL	100	21 August 2006

34. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business segment. Inter-segment pricing is determined based on current market prices. The main business segments of the Group comprise the following:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacturing of oleochemicals, soap noodles, industrial amide, cocoa products, rubber gloves, parquet flooring products, nutraceutical, cosmetoceutical, pharmaceutical products and storing and distribution of bulk liquid
Retailing	Retailing and distribution of toiletries
Property development	Development of residential and commercial properties
Investment holding	Deposits, fixed income trust funds, investment in quoted and unquoted corporations and freehold investment property
Others	Cereal and sheep farming, management services and money lending

The accounting policies of the segments are consistent with the accounting policies of the Group.

(a) Business segment

2006	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
Revenue								
Sale to external customers	1,804,423	1,231,692	764,891	63,664	42,974	9,005	-	3,916,649
Inter-segment sales	57,285	16,318	4,071	-	361,616	25,983	(465,273)	-
Total revenue	1,861,708	1,248,010	768,962	63,664	404,590	34,988	(465,273)	3,916,649
Results								
Segment result	458,900	14,282	(12,047)	23,220	42,974	(141)	-	527,188
Unallocated corporate income								57,521
Operating profit								584,709
Finance costs	-	(7,299)	(6,693)	-	-	(223)	-	(14,215)
Share of results of associated companies	11,040	12,297	-	2,500	-	-	-	25,837
Profit before taxation								596,331
Tax expense								(156,345)
Profit after taxation								439,986
Minority interests								(3,756)
Net profit for the year								436,230
Assets								
Segment assets	2,268,488	1,455,967	486,307	329,896	905,661	74,247	-	5,520,566
Associated companies	52,137	57,036	-	32,168	-	-	-	141,341
Unallocated assets								30,853
Total assets								5,692,760
Liabilities								
Segment liabilities	169,563	391,437	233,903	16,871	267	5,394	-	817,435
Unallocated liabilities								211,641
Total liabilities								1,029,076
Other information								
Capital expenditure	168,762	244,897	22,049	290	-	35	-	436,033
Depreciation	59,047	44,840	23,367	232	32	948	-	128,466
Amortisation of leasehold land	2,395	759	-	-	29	-	-	3,183
Non-cash expenses								
Property, plant and equipment written off	670	122	-	-	-	-	-	792
Retirement benefits provision/(written back)	3,320	(3,396)	-	-	-	175	-	99
Amortisation of intangible assets	-	82	1,351	-	-	-	-	1,433
Impairment of property, plant and equipment	-	7,045	6,238	-	-	-	-	13,283

2005	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000 (Restated)
Revenue								
Sale to external customers	1,606,548	1,358,868	736,773	44,258	34,665	8,785	-	3,789,897
Inter-segment sales	97,706	16,450	64	-	306,751	19,149	(440,120)	-
Total revenue	1,704,254	1,375,318	736,837	44,258	341,416	27,934	(440,120)	3,789,897
Results								
Segment result	417,408	76,915	(13,923)	10,149	34,665	7,004	-	532,218
Unallocated corporate income								33,085
Operating profit								565,303
Finance costs	-	(1,825)	(3,986)	-	-	(933)	-	(6,744)
Share of results of associated companies	9,297	16,321	-	1,630	-	-	-	27,248
Profit before taxation								585,807
Tax expense								(159,305)
Profit after taxation								426,502
Minority interests								(5,187)
Net profit for the year								421,315
Assets								
Segment assets	2,023,781	1,009,077	506,246	329,027	1,111,097	62,101	-	5,041,329
Associated companies	38,827	63,481	-	33,495	-	-	-	135,803
Unallocated assets								29,681
Total assets								5,206,813
Liabilities								
Segment liabilities	140,544	227,752	239,916	16,856	119	5,570	-	630,757
Unallocated liabilities								182,252
Total liabilities								813,009
Other information								
Capital expenditure	94,724	183,773	29,178	37	936	1,031	-	309,679
Depreciation	53,896	35,786	23,689	225	33	951	-	114,580
Amortisation of leasehold land	2,394	820	-	-	29	-	-	3,243
Non-cash expenses								
Property, plant and equipment written off	35	10	-	124	-	-	-	169
Retirement benefits provision	3,237	1,769	-	-	-	128	-	5,134
Write down of inventories	2,680	1,449	-	-	-	-	-	4,129
Amortisation of intangible assets	-	27	1,313	-	-	-	-	1,340
Impairment of property, plant and equipment	-	-	8,145	-	-	-	-	8,145
Allowance for doubtful debts	-	6,230	-	-	-	-	-	6,230

(b) Revenue from external customers by geographical location of customers

	2006 RM'000	2005 RM'000
Malaysia	**948,092**	999,088
Far East	**746,663**	780,088
Middle East	**47,448**	41,208
South East Asia	**498,168**	530,330
Southern Asia	**127,903**	150,923
Europe	**691,496**	505,597
North America	**614,044**	539,871
South America	**8,791**	15,179
Australia	**143,685**	135,935
Africa	**46,367**	55,657
Others	**43,992**	36,021
	3,916,649	3,789,897

(c) Segment assets and additions to capital expenditure by geographical location of assets

	Segment Assets		Additions to Capital Expenditure	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Malaysia	**3,928,177**	3,802,227	**259,536**	113,904
Australia	**73,872**	72,062	**1,486**	3,376
People's Republic of China	**354,703**	254,846	**39,080**	109,859
Europe	**187,642**	234,900	**5,538**	13,761
America	**212,464**	214,592	**14,596**	17,366
Indonesia	**631,071**	440,046	**85,846**	49,513
Others	**304,831**	188,140	**29,951**	1,900
	5,692,760	5,206,813	**436,033**	309,679

35. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to optimise the value creation for shareholders and ensuring that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, liquidity, credit, price fluctuation and market risks. The Group operates within clearly defined guidelines and it is the Group's policy not to engage in speculative transactions.

The main areas of financial risks faced by the Group are as follows:

(i) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates to fixed deposits and cash equivalents with financial institutions and bank borrowings. Short term borrowings are utilised for working capital purposes while long term loans are taken for capital expenditure.

(ii) Foreign exchange risk

The Group operates internationally and is exposed to various currencies, mainly, Indonesian Rupiah, United States Dollar and Pound Sterling. The Group maintains a natural hedge by borrowing in the currency where the business unit operates. Foreign exchange exposures are hedged through forward foreign exchange contracts.

(iii) Liquidity risk

The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

(iv) Credit risk

Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

The Group does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instruments.

(v) Price fluctuation risk

The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber. The Group mitigates its risk to the price volatility through hedging in the futures market and where deemed prudent, selling forward in the physical market.

(vi) Market risk

The Group's principal exposure to market risk arises mainly from changes in equity prices. The Group does not use derivative financial instruments to manage equity risk. The risk of loss in value is minimised via thorough analysis before making the investments and continuous monitoring of the performance and risk of the investments made. The Group manages disposal of its investments to optimise returns on realisation. Gains or losses on disposal are recognised in the income statement. Equity investments classified as non-current assets are held for long term. Changes in market values of long term investments, except where an impairment occurs or a permanent loss in value can be foreseen, do not affect the book value of the investments.

(b) Fair values

(i) Recognised financial instruments

In respect of cash and cash equivalents, trade and other receivables, trade and other payables and short term borrowings, the carrying amounts approximate fair values due to the relatively short term nature of these financial instruments.

The aggregate fair values of other financial assets and liabilities carried on the balance sheet as at 30 September are shown below:

		2006		2005	
	Note	**Carrying Amount RM'000**	**Fair Value RM'000**	Carrying Amount RM'000	Fair Value RM'000
Group					
Financial assets					
Other investments					
Quoted corporations	14	**448,443**	**561,867**	461,855	647,904
Unquoted corporations	14	**735**	*	759	*
Financial liabilities					
Term loans (non-current)					
Secured	24	**3,730**	**	7,932	**
Unsecured	24	**94,848**	**	61,716	**

	Note	2006 Carrying Amount RM'000	2006 Fair Value RM'000	2005 Carrying Amount RM'000	2005 Fair Value RM'000
Company					
Financial assets					
Other investments					
Quoted corporation	14	**78,437**	**385,148**	78,437	444,204
Unquoted corporations	14	**652**	*	652	*

The fair value of quoted shares is their quoted bid price at the balance sheet date.

* It is not practical to estimate the fair value of the Group's and Company's investments in unquoted corporations because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

** It is not practical to estimate the fair value of the non-current portion of the term loans due to the fluctuation of interest rates and foreign exchange.

(ii) Unrecognised financial instruments

The valuation of financial instruments not recognised in the balance sheet reflects their current market rates at the balance sheet date.

The contracted amount and fair value of financial instruments not recognised in the balance sheet are:

	Contracted Amount RM'000	Fair Value RM'000	Within One Year RM'000	In The Second To Fifth Year RM'000
2006				
Group				
Commodity future contracts	**12,671**	**12,618**	**12,671**	-
Forward foreign exchange contracts	**403,704**	**408,526**	**397,433**	**6,271**
Company				
Forward foreign exchange contracts	**50,749**	**51,217**	**50,749**	-
2005				
Group				
Commodity future contracts	2,810	2,921	2,810	-
Forward foreign exchange contracts	723,025	719,576	703,491	19,534
Company				
Forward foreign exchange contracts	94,528	94,509	94,528	-

36. MATERIAL LITIGATION

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") and the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank Berhad ("AmBank") (collectively, "the Defendants")*

The High Court on 3 April 2006 ruled in favour of the Defendants. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million Ladang Perbadanan-Fima Berhad ("LPF") shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB successfully appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal gave GGSB up to 11 July 2006 to redeem the LPF shares by payment of RM99.5 million to AmBank. The Defendants have filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. No date has yet been fixed for this leave application.

GGSB failed to redeem the AmBank loan by the due date set by the Court of Appeal. GGSB's application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction on 24 July 2006 from the High Court (KL High Court Suit No. D2-22-1033-2006) ("GGSB's 2nd Suit") (refer (b) below) to restrain the sale and the MGO.

(b) *KL High Court Suit No. D2-22-1033-2006 ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") and the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank Berhad and AmSec Nominees Sdn Bhd*

GGSB obtained an injunction on 24 July 2006 to restrain AmBank from selling the 35 million LPF shares to the Company/AHSB and to restrain the Company/AHSB from proceeding with the MGO.

The Company and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 26 February 2007.

(c) *KL High Court Suit No. D5-22-554-2006 ("the Taipan Suit"), Taipan Heritage Sdn Bhd, Value Heights Sdn Bhd, Leader Heights Sdn Bhd, Full Appraisal Sdn Bhd, and Yewlit Corporation Sdn Bhd ("the Plaintiffs") vs. AmBank, the Company, AHSB, GGSB and LPF*

The Plaintiffs have filed a suit claiming to be shareholders of LPF and are seeking various reliefs. No hearing date has been fixed for the Taipan Suit.

37. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

(a) KLK (Mauritius) International Ltd ("KLKM"), a wholly-owned subsidiary company, had on 22 November 2004 entered into a conditional agreement ("the S&P") to acquire from Abraham Adiasa, a 75% equity stake in P.T. Hutan Hijau Mas ("PTHHM"), equivalent to 300 ordinary shares of Rp500,000 each for a cash consideration of USD1,500,000.

PTHHM then held a Certificate of *Izin Lokasi* for 20,000 hectares of land located in Berau, East Kalimantan, Republic of Indonesia.

The parties to the S&P had on 13 November 2006 agreed to the variation of several terms in the S&P, amongst which include:

(i) KLKM will increase its equity stake in PTHHM to 92% equivalent to 368 ordinary shares of Rp500,000 each for a cash consideration of USD709,320; and

(ii) PTHHM's Certificate of *Izin Lokasi* has been renewed only in respect of a land size totalling 7,710 hectares located in Berau, East Kalimantan, Republic of Indonesia.

The completion of the revised S&P will take place upon the fulfillment of various conditions, including the approval of the Indonesian Investment Co-ordinating Board for the conversion of PTHHM into a foreign investment company, and the completion of a legal and financial due diligence, before 31 December 2006.

(b) On 22 November 2006, the Company proposed the following:

(i) to increase its authorised share capital from RM1.0 billion to RM5.0 billion by the creation of an additional 4.0 billion shares of RM1 each; and

(ii) a bonus issue of 354,988,564 shares to be credited as fully paid-up on the basis of 1 new share for every existing 2 shares held on an entitlement date to be determined later ("Proposed Bonus Issue").

The Proposed Bonus Issue is to be effected by way of capitalising RM354,988,564 from the Company's distributable capital reserves.

The new shares to be issued pursuant to the Proposed Bonus Issue will, upon allotment and issuance, rank equally in all respects with the then existing issued and paid-up shares of the Company, except that they will not be entitled to any dividends, rights, allotments or other distributions, where the entitlement date is prior to the date of allotment of the Bonus Issue Shares.

The above proposals are subject to the following approvals being obtained:

(i) shareholders of the Company at a general meeting to be convened; and

(ii) Bursa Malaysia Securities Berhad for the listing of and quotation for the new shares of the Company to be issued under the Proposed Bonus Issue.

38. CHANGE IN ACCOUNTING POLICY AND PRIOR YEAR ADJUSTMENTS

(a) Change in accounting policy

During the current financial year, the Group and the Company has early adopted FRS 121 *The Effects of Changes in Foreign Exchange Rates.*

Under the FRS 121, exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation, where that monetary item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, are to be recognised in the consolidated income statement. Previously, such exchange differences were taken to equity.

The change in accounting policy, applied retrospectively, has the following impact on the results as follows:

	Group		Company	
	2006 RM'000	2005 RM'000	**2006 RM'000**	2005 RM'000
Net profit before change in accounting policy	**438,026**	410,654	**276,716**	292,883
Effect of adopting FRS 121	**(1,796)**	10,661	**(305)**	(2,689)
Net profit for the year	**436,230**	421,315	**276,411**	290,194

(b) Prior year adjustments

The change in accounting policy due to the adoption of FRS 121 has been accounted for by restating comparatives and adjusting the opening balances of revenue reserve at 1 October 2004 as disclosed in Note 39 and the statement of changes in equity respectively.

39. COMPARATIVE FIGURES

The following comparative figures have been restated to reflect the adoption of FRS 121 *The Effects of Changes in Foreign Exchange Rates*:

	Group		Company	
	As Restated RM'000	As Previously Stated RM'000	**As Restated RM'000**	As Previously Stated RM'000
Income Statements				
Other operating expense	**(49,382)**	(62,846)	**(35,245)**	(32,556)
Tax expense	**(159,305)**	(156,502)	**(73,332)**	(73,332)
Net profit for the year	**421,315**	410,654	**290,194**	292,883
	Sen	Sen	**Sen**	Sen
Earnings per share	**59.3**	57.8	**40.9**	41.3
	RM'000	RM'000	**RM'000**	RM'000
Balance Sheets				
Reserves	**3,548,770**	3,527,398	**2,512,492**	2,512,492
Deferred tax liabilities	**159,442**	180,814	**3,600**	3,600
Statements of Changes in Equity				
Exchange fluctuation reserve	**149,377**	46,558	**-**	87,536
Revenue reserve	**2,092,416**	2,173,863	**1,035,186**	947,650
Cash Flow Statements				
Exchange (gain)/loss	**(19,234)**	(5,770)	**2,689**	-

40. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 12 December 2006.

In the opinion of the Directors, the financial statements set out on pages 68 to 116 are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30 September 2006 and of the results of the business of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

YM TENGKU ROBERT HAMZAH
(Director)

YEOH ENG KHOON
(Director)

12 December 2006

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 68 to 116 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
12th day of December 2006.)

FAN CHEE KUM

Before me:-

M. SIVAPALAN
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 68 to 116. The preparation of the financial statements is the responsibility of the Company's Directors.

It is our responsibility to form an independent opinion, based on our audit, on the financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:
   (i) the state of affairs of the Group and of the Company at 30 September 2006 and the results of their operations and cash flows for the year ended on that date; and
   (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

The subsidiaries in respect of which we have not acted as auditors are identified in Note 33 on the financial statements and we have considered their financial statements and the auditors' reports thereon. We have also considered the unaudited financial statements of subsidiaries as identified in Note 33 on the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under sub-section (3) of Section 174 of the Act.

KPMG
FIRM NUMBER: AF-0758
Chartered Accountants

NG SWEE WENG
PARTNER
APPROVAL NUMBER : 1414/03/08 (J/PH)

Ipoh.
12 December 2006

At 30 September

	Age in Years	2006 Hectares	2006 % Under Crop	2006 % Of Total Planted Area	2005 Hectares	2005 % Under Crop	2005 % Of Total Planted Area
OIL PALM	4 to 9	**48,095**	**39**		53,023	44	
	10 to 18	**37,075**	**30**		29,583	25	
	19 and above	**15,828**	**13**		16,078	13	
	Mature	**100,998**	**82**	**70**	98,684	82	70
	Immature	**22,464**	**18**	**16**	22,346	18	16
	Total	**123,462**	**100**	**86**	121,030	100	86
RUBBER	6 to 10	**2,300**	**12**		1,825	9	
	11 to 15	**4,159**	**21**		4,315	21	
	16 to 20	**8,146**	**41**		8,213	41	
	21 and above	**1,654**	**8**		2,194	11	
	Mature	**16,259**	**82**	**11**	16,547	82	12
	Immature	**3,518**	**18**	**3**	3,739	18	2
	Total	**19,777**	**100**	**14**	20,286	100	14
TOTAL PLANTED		**143,239**		**100**	141,316		100
Plantable Reserves		**30,852**			1,854		
Building Sites, etc.		**8,809**			7,288		
GRAND TOTAL		**182,900**			150,458		

	2006 RM'000	2005 RM'000	2004 RM'000	2003 RM'000	2002 RM'000
REVENUE					
Palm products	**1,580,038**	1,446,789	1,489,965	1,351,493	924,021
Rubber	**224,385**	159,759	153,583	111,567	83,933
Manufacturing	**1,231,692**	1,358,868	1,444,651	1,268,506	856,515
Retailing	**764,891**	736,773	715,675	671,721	583,061
Property development	**63,664**	44,258	• 44,506	42,893	-
Investment income	**42,974**	34,665	25,314	21,647	15,381
Other income	**9,005**	8,785	9,789	5,704	6,160
	3,916,649	3,789,897	3,883,483	3,473,531	2,469,071
GROUP PROFIT					
Palm products	**357,546**	357,207	383,610	338,104	203,981
Rubber	**101,354**	60,201	57,531	18,471	2,242
Manufacturing	**14,282**	76,915	76,856	84,628	59,501
Retailing	**(12,047)**	(13,923)	11,893	18,831	15,806
Property development	**23,220**	10,149	10,396	8,759	-
Others	**(141)**	7,004	441	483	(2,092)
Share of results of associated companies	**25,837**	27,248	47,913	78,560	49,752
Investment income	**42,974**	34,665	25,314	21,647	16,087
Finance cost	**(14,215)**	(6,744)	(5,686)	(5,615)	(4,832)
Corporate	**57,521**	33,085	(27,446)	15,254	23,191
Profit before taxation	**596,331**	585,807	580,822	579,122	363,636
Taxation	**(156,345)**	(159,305)	(152,522)	(162,314)	(85,149)
Minority interests	**(3,756)**	(5,187)	(19,822)	(17,739)	(11,378)
Net profit	**436,230**	421,315	408,478	399,069	267,109
CAPITAL EMPLOYED					
Property, plant and equipment	**2,938,650**	2,487,297	2,352,652	2,273,656	2,183,584
Land held for property development	**194,305**	194,839	194,389	54,652	68,806
Associated companies	**141,341**	135,803	493,443	497,020	467,688
Other investments	**449,178**	466,766	94,579	82,473	69,834
Deferred tax assets	**7,232**	8,664	5,176	26,299	44,269
Intangible assets	**23,315**	17,661	19,060	18,837	18,782
Goodwill on consolidation	**101,061**	60,369	60,369	60,369	64,002
Net current assets	**1,134,928**	1,293,433	1,164,067	1,073,022	798,834
Total	**4,990,010**	4,664,832	4,383,735	4,086,328	3,715,799

	2006	2005	2004	2003	2002
	RM'000	RM'000	RM'000	RM'000	RM'000
SOURCES OF FINANCE					
Share capital	**712,516**	712,516	712,516	712,516	712,516
Reserves	**3,795,820**	3,548,770	3,346,769	3,068,261	2,736,238
Cost of treasury shares	**(13,447)**	(13,447)	(13,447)	(13,447)	(13,447)
Deferred taxation	**186,911**	159,442	134,486	135,876	123,762
Provision for retirement benefits	**40,809**	41,878	40,456	38,739	24,754
Minority interests	**168,795**	145,965	137,894	125,078	113,847
Borrowings	**98,578**	69,648	24,849	18,938	17,660
Finance leases	**28**	60	212	367	469
Total	**4,990,010**	4,664,832	4,383,735	4,086,328	3,715,799

SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen	**61.4**	59.3	57.5	56.2	37.6
Share price at 30 September – RM	**10.90**	7.75	6.70	6.20	6.05
Dividend rate – gross	**50.0%**	40.0%	30.0%	25.0%	20.0%
Dividend yield at 30 September	**4.6%**	5.2%	4.5%	4.0%	3.3%
P/E ratio at 30 September	**17.8**	13.1	11.7	11.0	16.1

		2006	2005	2004	2003	2002
OIL PALM						
FFB Production - own estates	(mt)	**2,422,487**	2,250,808	2,019,506	1,925,953	1,766,762
- sold	(mt)	**62,104**	32,021	30,513	109,917	90,474
- purchased	(mt)	**1,016,033**	1,002,701	849,449	795,688	764,984
- total processed	(mt)	**3,376,416**	3,221,488	2,838,442	2,611,724	2,441,272
Yield per mature hectare	(mt FFB)	**24.15**	22.89	21.57	22.15	21.20
Profit per mature hectare (before replanting expenditure)	(RM)	**3,599**	3,744	4,448	4,160	2,718
Average selling prices:						
Refined palm products	(RM/mt ex-refinery)	**1,478**	1,448	1,701	1,535	1,206
Crude palm oil	(RM/mt ex-mill)	**1,401**	1,391	1,636	1,476	1,169
Palm kernel oil	(RM/mt ex-mill)	**1,899**	2,179	2,065	1,477	1,193
Palm kernel cake	(RM/mt ex-mill)	**160**	132	177	155	152
Palm kernels	(RM/mt ex-mill)	**872**	986	973	683	580
FFB	(RM/mt)	**285**	282	337	269	217
RUBBER						
Production - own estates	('000 kgs)	**24,257**	24,870	25,828	24,755	23,782
- sold	('000 kgs)	**-**	-	6	285	54
- purchased	('000 kgs)	**7,050**	6,356	4,883	2,805	2,789
- total processed	('000 kgs)	**31,307**	31,226	30,705	27,275	26,517
Yield per mature hectare	(kgs)	**1,499**	1,563	1,611	1,507	1,439
Profit per mature hectare (before replanting expenditure)	(RM)	**6,696**	3,961	3,975	1,606	602
Average selling price (net of cess)	(sen/kg)	**761**	539	519	386	300
PLANTED AREA (weighted average hectares):						
OIL PALM						
Mature		**100,308**	98,348	93,606	86,965	83,325
Immature		**23,079**	22,910	25,727	26,630	29,797
RUBBER						
Mature		**16,179**	15,916	16,034	16,429	16,520
Immature		**3,748**	4,298	4,616	4,975	5,208
TOTAL PLANTED AREA		**143,314**	141,472	139,983	134,999	134,850

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THE PROPERTIES & SHAREHOLDINGS


KUALA LUMPUR KEPONG BERHAD

Strong foundation is the keystone to further sustainable growth

At 30 September 2006

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
PLANTATIONS					
PENINSULAR MALAYSIA					
Ladang Allagar, Trong, Perak.	Freehold Leasehold expiring in 2908	549 256	Oil palm estate	12,686	1986
Ladang Ayer Hitam, Bahau, Negeri Sembilan.	Freehold	2,640	Rubber and oil palm estate	38,501	1985
Ladang Ban Heng, Pagoh, Muar, Johor.	Freehold	631	Oil palm estate	8,172	1979*
Ladang Batang Jelai, Rompin, Negeri Sembilan.	Freehold	2,162	Rubber and oil palm estate	32,918	1985
Ladang Batu Lintang, Serdang, Kedah.	Freehold	2,017	Rubber and oil palm estate	32,915	1986
Ladang Changkat Asa, Tanjong Malim, Perak.	Freehold	1,544	Rubber and oil palm estate	15,835	1979*
Ladang Fraser, Kulai, Johor.	Freehold	2,968	Oil palm estate	33,491	1979*
Ladang Ghim Khoon, Serdang, Kedah.	Freehold	773	Rubber and oil palm estate	18,989	1986
Ladang Glenealy, Parit, Perak.	Freehold	1,084	Rubber and oil palm estate	15,179	1992
Ladang Gunong Pertanian, Simpang Durian, Negeri Sembilan.	Leasehold expiring in 2077	686	Oil palm estate	10,171	1985
Ladang Jeram Padang, Bahau, Negeri Sembilan.	Freehold	2,114	Rubber and oil palm estate	29,724	1985
Ladang Kekayaan, Paloh, Johor.	Leasehold expiring in 2068	2,818	Oil palm estate	33,405	1979*
Ladang Kerilla, Tanah Merah, Kelantan.	Freehold	2,191	Rubber and oil palm estate	27,008	1992

* Year of last revaluation

At 30 September 2006

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Kerling, Kerling, Selangor.	Freehold	619	Rubber and oil palm estate	47,476	2002
Ladang Kombok, Rantau, Negeri Sembilan.	Freehold	1,916	Rubber and oil palm estate	32,551	1985
Ladang Kuala Gris, Kuala Krai, Kelantan.	Freehold	2,429	Rubber estate	29,936	1992
Ladang Kuala Kangsar, Padang Rengas, Perak.	Freehold Leasehold expiring in 2896	510 337	Rubber and oil palm estate	5,960	1979*
Ladang Landak, Paloh, Johor.	Leasehold expiring in 2068	2,833	Oil palm estate	26,798	1979*
Ladang New Pogoh, Segamat, Johor.	Freehold	1,560	Rubber and oil palm estate	14,609	1979*
Ladang Paloh, Paloh, Johor.	Freehold	2,680	Oil palm estate	36,166	1979*
Ladang Pasir Gajah, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2326 and 2907	1,257 1,398	Rubber and oil palm estate	20,082	1981* 1980*
Ladang Pelam, Kulim, Kedah.	Freehold	2,526	Rubber and oil palm estate	39,495	1992
Ladang Renjok, Bentong, Pahang.	Freehold	1,579	Rubber and oil palm estate	15,946	1979*
Ladang See Sun, Renggam, Johor.	Freehold	589	Oil palm estate	9,799	1984
Ladang Selborne, Padang Tengku, Kuala Lipis, Pahang.	Freehold	1,282	Rubber estate	16,516	1992
Ladang Serapoh, Parit, Perak.	Freehold	936	Rubber and oil palm estate	9,302	1979* 1992

* Year of last revaluation

At 30 September 2006

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Subur, Batu Kurau, Perak.	Freehold	1,290	Rubber and oil palm estate	14,466	1986
Ladang Sungai Gapi, Serendah, Selangor.	Freehold	603	Oil palm estate	5,994	1979* 1985
Ladang Sungei Kawang, Lanchang, Pahang.	Freehold	1,890	Rubber and oil palm estate	15,048	1979*
Ladang Sungei Penggeli, Bandar Tenggara, Johor.	Leasehold expiring in 2087	951	Oil palm estate	9,181	1988
Ladang Sungai Sokor, Tanah Merah, Kelantan.	Freehold	1,603	Rubber and oil palm estate	16,940	1992
Ladang Sungai Tamok, Paloh, Johor.	Leasehold expiring in 2078	3,238	Oil palm estate	35,048	1979*
Ladang Tuan, Bentong, Pahang.	Freehold Leasehold expiring between 2030 and 2057	1,369 443	Rubber and oil palm estate	11,272	1979*
Ladang Tuan Mee, Sungei Buloh, Selangor.	Freehold	1,621	Oil palm estate	16,743	1979*
Ladang Ulu Pedas, Pedas, Negeri Sembilan.	Freehold	923	Rubber and oil palm estate	17,524	1985
Ladang Voules, Segamat, Johor.	Freehold	2,977	Rubber and oil palm estate	25,318	1979*
		61,792			
SABAH					
Ladang Bornion, Kinabatangan, Sabah.	Leasehold expiring in 2078	3,233	Oil palm estate	35,056	1992
Ladang Bukit Tabin, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,916	Oil palm estate	31,924	1993

* Year of last revaluation

At 30 September 2006

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Jatika, Tawau, Sabah.	Leasehold expiring between 2068 and 2083	3,515	Oil palm estate	48,940	1991
Ladang Lungmanis, Lahad Datu, Sabah.	Leasehold expiring in 2085	1,656	Oil palm estate	13,347	1991*
Ladang Pang Burong, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,548	Oil palm estate	37,333	1983
Ladang Pangeran, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,855	Oil palm estate	38,083	1983
Ladang Pinang, Tawau, Sabah.	Leasehold expiring between 2067 and 2085	2,425	Oil palm estate	31,290	1983
Ladang Ringlet, Tawau, Sabah.	Leasehold expiring between 2067 and 2080	1,843	Oil palm estate	16,376	1989
Ladang Rimmer, Lahad Datu, Sabah.	Leasehold expiring in 2085	2,730	Oil palm estate	21,713	1991*
Ladang Segar Usaha, Kinabatangan, Sabah.	Leasehold expiring in 2077	2,792	Oil palm estate	31,755	1990*
Ladang Sigalong, Tawau, Sabah.	Leasehold expiring between 2063 and 2079	2,861	Oil palm estate	31,739	1983

* Year of last revaluation

At 30 September 2006

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Sri Kunak, Tawau, Sabah.	Leasehold expiring between 2063 and 2076	2,773	Oil palm estate	59,519	1983
Ladang Sungei Silabukan, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,654	Oil palm estate	29,106	1993
Ladang Tundong, Tawau, Sabah.	Leasehold expiring between 2063 and 2073	2,096	Oil palm estate	27,807	1983
Ladang Tungku, Lahad Datu, Sabah.	Leasehold expiring in 2085	3,418	Oil palm estate	26,884	1991*
		40,315			
INDONESIA					
Kebun SWP, Belitung, Indonesia.	Leasehold expiring in 2020	14,065	Oil palm estate	67,666	1994
Kebun Mandau, Riau, Indonesia.	Leasehold expiring between 2020 and 2075	14,799	Rubber and oil palm estate	96,355	1996
Kebun Nilo, Riau, Indonesia.	Leasehold expiring in 2083	12,860	Oil palm estate	144,511	1996
Kebun Parit Sembada, Belitung, Indonesia.	Leasehold expiring in 2020	3,990	Oil palm estate	40,357	2003
Kebun Jabontara Eka Karsa, Berau, Kalimantan Timur, Indonesia.	Leasehold expiring in 2033	14,086	Oil palm estate	2,931	2006

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Kebun Mulia Agro Permai, Baamang, Kalimantan Tengah, Indonesia.	Leasehold expiring in 2040	9,056	Oil palm estate	-	796	2006
		68,856				
Land pending issuance of Hak Guna Usaha						
Kebun Mutiara, Riau, Indonesia.	30 years lease	1,700	Oil palm estate			
Kebun Hutan Hijau Mas, Berau, Kalimantan Timur, Indonesia.	30 years lease	7,710	Oil palm estate			
		9,410				
OTHER OPERATIONS						
MALAYSIA						
B.K.B. Hevea Products, Ipoh, Perak.	Leasehold expiring in 2089	5	Parquet factory	12	8,866	1994
KL-Kepong Cocoa Products, Port Klang, Selangor.	Leasehold expiring in 2104	2	Cocoa products factory	14	8,713	1991
		2	Warehouse	9	9,211	2003
		1	Vacant land	-	1,766	2006
KL-Kepong Edible Oils, Pasir Gudang, Johor.	Leasehold expiring in 2045	5	Palm oil refinery	23	1,095	1985
KL-Kepong Oleomas, Klang, Selangor.	Leasehold expiring in 2097	19	Oleochemicals factory	Under construction	22,365	2004
KL-Kepong Rubber Products, Lahat, Perak.	Freehold	4	Rubber gloves factory	17	4,132	1995
KL-Kepong (Sabah), Tawau, Sabah.	Leasehold expiring in 2073	61	Refinery, palm oil mills and kernel crushing plant	19 to 23	720	1983

At 30 September 2006

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Leluasa Untung, New Wharf Road, Lahad Datu, Sabah.	Leasehold expiring in 2066	4	Kernel crushing plant	4	11,457	1998
KSP Manufacturing, Rawang, Selangor.	Freehold	4	Soap noodles factory	10	5,027	1994
Palmamide, Rawang, Selangor.	Freehold	3	Industrial amides factory	10	4,131	1994
Palm-Oleo, Rawang, Selangor.	Freehold	8	Oleochemicals factory	15	6,454	1991
		118				
Colville Holdings, Setul, Negeri Sembilan.	Freehold	422	Property development	-	9,852	1985
KL-Kepong Complex, Sungei Buloh, Selangor.	Freehold	11	Property development	-	1,817	1979
KL-Kepong Country Homes, Ijok, Selangor.	Freehold Leasehold expiring in 2082	1,073 9	Property development	-	25,738	1979
KL-Kepong Property Development, Gombak, Selangor.	Freehold	403	Property development	-	140,726	2004
Kompleks Tanjong Malim, Tanjong Malim, Perak.	Freehold	184	Property development	-	3,556	1979
Palermo Corporation, Bagan Samak, Kedah.	Freehold	353	Property development	-	11,880	1986
		2,455				
Annexe & Brunwells, Port Dickson, Negeri Sembilan.	Freehold	13,339 sq.m.	Holiday bungalows	58	32	1972

Titled area is in hectares except otherwise indicated.

At 30 September 2006

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Bunge & Arundel, Fraser's Hill, Pahang.	Leasehold expiring between 2025 and 2026	8,981 sq.m.	Holiday bungalows	57	219	1972
Wisma Taiko, 1, Jalan S.P. Seenivasagam, Ipoh, Perak.	Freehold Leasehold expiring in 2892	2,984 sq.m. 2,408 sq.m.	Head Office building	21	5,574 1,606	1983 2000
3, Jalan Taman U Thant, Kuala Lumpur.	Freehold	2,092 sq.m.	Residential bungalow	44	1	1974
5B, Jalan Tun Dr. Ismail, Ipoh, Perak.	Leasehold expiring in 2893	2,849 sq.m.	Residential bungalow	40	1	1978
10, Jalan Kelab Golf, Ipoh, Perak.	Freehold	9,990 sq.m.	Training school	77	1	1981
146, Jalan Dedap Batik, Sierramas, Sg. Buloh, Selangor.	Freehold	556 sq.m.	Residential bungalow	9	623	1995
A33, Lembah Beringin Homestead, Selangor.	Freehold	4,317 sq.m.	Bungalow lot	-	285	1994
7, Persiaran Zarib 11A, Taman Pinji Mewah, Lahat, Perak.	Leasehold expiring in 2092	626 sq.m.	Residential bungalow	4	326	2003
Tinagat, Tawau, Sabah.	Leasehold expiring between 2921 and 2928	2	Town Office and warehouse	13	1,454	1992
		7				
PEOPLE'S REPUBLIC OF CHINA						
Nanjiang Port Area, Tianjin.	Leasehold expiring in 2045	2	Bulking installation	10	9,526	1997

Titled area is in hectares except otherwise indicated.

At 30 September 2006

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
9, Cuiyan East Road, TEDA, Tianjin.	Leasehold expiring in 2041	143 sq.m.	Residential apartment	12	173	1996
Dingong Miao, Baisha Zhou, Wuchang, Wuhan.	Leasehold expiring in 2044	3	Refinery	11	11,139	1995
4B2, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Leasehold expiring in 2044	115 sq.m.	Residential apartment	11	101	1995
3B3, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Leasehold expiring in 2046	102 sq.m.	Residential apartment	11	93	1995
3B4, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Leasehold expiring in 2046	88 sq.m.	Residential apartment	11	81	1995
Taiko Palm-Oleo, Zhangjiagang City, Jiangsu.	Leasehold expiring in 2054	20	Oleochemicals factory	1	26,987	2004
		25				
AUSTRALIA						
42-46, Fairchild Street, Heatherton, Victoria.	Freehold	6,856 sq.m.	Office and warehouse building	3	11,003	2004
Erregulla Farm, Mingenew, Western Australia.	Freehold	5,290	Sheep and cereal farm	-	3,391	1989*
Warrening Gully Farm, Williams, Western Australia.	Freehold	3,089	Sheep and cereal farm	-	5,981	1989*
		8,380				

Titled area is in hectares except otherwise indicated.

* Year of last revaluation

At 30 September 2006

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
HONG KONG						
2501-3, Universal Trade Center, No. 3, Arbuthnot Road, Hong Kong.	Leasehold expiring in 2854	383 sq.m.	Office building	14	3,551	2002
UNITED KINGDOM						
Pontyclun, Wales.	Freehold	2	Toiletries factory	43	12,786	1995
Standard Soap, Ashby-de-la Zouch, Leicestershire.	Freehold	2	Soap factory	41	9,726	1995
52, Kingston House East, London.	Leasehold expiring in 2204	132 sq.m.	Residential apartment	50	5,443	2001
27, Kelso Place, Kensington, London.	Freehold	400 sq.m.	Office building	125	24,425	2001
		4				
UNITED STATES						
Woodstock, Connecticut.	Freehold	16	Office and toiletries factory	23	15,338	1996
Group Total		191,378				

Titled area is in hectares except otherwise indicated.

At 1 December 2006

AUTHORISED SHARE CAPITAL – RM1,000,000,000
ISSUED & FULLY PAID-UP CAPITAL – RM712,516,128
CLASS OF SHARES – Shares of RM1 each

Breakdown of Shareholdings

Size Of Shareholdings	No. Of Shareholders	No. Of Shares	% Of Issued Share Capital#
Less than 100	88	2,239	0.00
100 to 1,000	1,572	1,287,911	0.18
1,001 to 10,000	3,270	12,845,511	1.81
10,001 to 100,000	1,178	37,754,634	5.32
100,001 to less than 5% of issued shares	327	293,303,515	41.31
5% and above of issued shares	2	364,783,318	51.38
TOTAL	6,437	709,977,128	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. Of Shares	% Of Issued Share Capital#
1.	Batu Kawan Bhd	324,102,718	45.65
2.	Employees Provident Fund Board	40,680,600	5.73
3.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	31,273,039	4.40
4.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	27,544,200	3.88
5.	Permodalan Nasional Bhd	13,309,400	1.87
6.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Par 1)	13,250,000	1.87
7.	Citigroup Nominees (Asing) Sdn Bhd – Exempt AN for American International Assurance Company Ltd	11,435,800	1.61
8.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.S.A.)	7,679,710	1.08
9.	Batu Kawan Bhd	6,498,300	0.92
10.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (Saudi Arabia)	5,868,400	0.83
11.	Valuecap Sdn Bhd	5,199,100	0.73
12.	Cartaban Nominees (Asing) Sdn Bhd – Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	4,125,600	0.58
13.	Cartaban Nominees (Asing) Sdn Bhd – State Street Australia Fund ATB1 for Platinum Asia Fund	4,120,300	0.58
14.	Wan Hin Investments Sdn Bhd	3,750,000	0.53
15.	Citigroup Nominees (Asing) Sdn Bhd – CBNY for DFA Emerging Markets Fund	3,438,300	0.48
16.	HSBC Nominees (Asing) Sdn Bhd – BBH (Lux) SCA for Fidelity Funds Asean	2,836,600	0.40
17.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.K.)	2,678,390	0.38
18.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.A.E.)	2,659,765	0.37
19.	HSBC Nominees (Asing) Sdn Bhd – Fortis Global Custody Services N.V.	2,500,000	0.35
20.	HSBC Nominees (Tempatan) Sdn Bhd – Nomura Asset Mgmt SG for Employees Provident Fund	2,499,200	0.35
21.	Citigroup Nominees (Tempatan) Sdn Bhd – CMS Dresdner Asset Management Sdn Bhd for Employees Provident Fund	2,490,000	0.35

At 1 December 2006

	Name	No. Of Shares	% Of Issued Share Capital#
22.	HSBC Nominees (Asing) Sdn Bhd – BBH and Co Boston for Scudder Global Fund	2,432,800	0.34
23.	Citigroup Nominees (Asing) Sdn Bhd – CBNY for Blackrock Funds (Int Oppor PRT)	2,332,700	0.33
24.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for Morgan Stanley & Co Incorporated	2,213,091	0.31
25.	SBB Nominees (Tempatan) Sdn Bhd – Kumpulan Wang Amanah Pencen	2,113,800	0.30
26.	Yeoh Chin Hin Investments Sdn Bhd	2,059,000	0.29
27.	Citigroup Nominees (Tempatan) Sdn Bhd – Exempt AN for Prudential Assurance Malaysia Bhd	2,023,800	0.29
28.	Cartaban Nominees (Asing) Sdn Bhd – Government of Singapore Investment Corporation Pte Ltd for Monetary Authority of Singapore (H)	1,962,700	0.28
29.	Citigroup Nominees (Tempatan) Sdn Bhd – ING Insurance Bhd (INV-IL PAR)	1,940,200	0.27
30.	Cartaban Nominees (Asing) Sdn Bhd – Investors Bank and Trust Company for IShares, Inc	1,862,500	0.26
		536,880,013	75.61

Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:-

	Name	Number Of Shares			% Of Issued Share Capital#
		Direct	Deemed Interested	Total	
1.	Batu Kawan Bhd *	330,601,018	-	330,601,018	46.57
2.	Employees Provident Fund Board (KWSP) **	51,460,600	-	51,460,600	7.25

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are also deemed substantial shareholders of the Company. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are substantial shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

Name	Number Of Shares			% Of Issued Share Capital#
	Direct	Deemed Interested	Total	
Dato' Seri Lee Oi Hian	48,000	334,351,018	334,399,018	47.10
Dato' Lee Hau Hian	55,500	334,351,018	334,406,518	47.10
Di-Yi Sdn Bhd	-	334,351,018	334,351,018	47.09
High Quest Holdings Sdn Bhd	-	334,351,018	334,351,018	47.09
Wan Hin Investments Sdn Bhd and group	3,750,000	330,601,018	334,351,018	47.09

** Includes those held through various nominee companies and fund managers.

Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Voting Rights of Shareholders

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

Notice is hereby given that the Thirty-fourth Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.00 noon for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2006 and the Directors' and Auditors' reports thereon. **Ordinary Resolution 1**

2. To sanction the payment of a final dividend of 10 sen per share less 27% Malaysian Income Tax and a special dividend of 30 sen per share less 27% Malaysian Income Tax. **Ordinary Resolution 2**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) YM Tengku Robert Hamzah **Ordinary Resolution 3**
   (ii) Dato' Lee Hau Hian **Ordinary Resolution 4**

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **Ordinary Resolution 5**
   (ii) R. M. Alias **Ordinary Resolution 6**

5. To fix and approve Directors' fees for the year ended 30 September 2006 amounting to RM564,000. **Ordinary Resolution 7**

6. To appoint Auditors and to authorise the Directors to fix their remuneration. **Ordinary Resolution 8**

7. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

(i) PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY **Ordinary Resolution 9**

"THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 70,900,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 709,977,128 shares of RM1.00 each as at 1 December 2006) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2006 was RM1,087 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

(ii) PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS — **Ordinary Resolution 10**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 29 December 2006 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

(iii) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY — **Special Resolution 11**

"THAT the amendments to the Articles of Association as set out in the Annexure of Part C of the Company's Circular to Shareholders dated 29 December 2006 be and are hereby adopted."

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak,
Malaysia.

29 December 2006

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Securities Berhad Listing Requirements, a Record of Depositors as of 5 February 2007 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 13 March 2007 to all shareholders on the Register of Members as at 15 February 2007. A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividends only in respect of:
 (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 February 2007 in respect of shares which are exempted from Mandatory Deposit;
 (ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 February 2007 in respect of transfers; and
 (iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 6 are shown on pages 12 to 15 of the 2006 Annual Report and Financial Statements.

(6) For Resolutions 9, 10 and 11, further information on Share Buy Back, Shareholders' Mandate on Recurrent Related Party Transactions and Amendments to the Articles of Association respectively are set out in the Circular to Shareholders of the Company dated 29 December 2006 which is despatched together with the Company's 2006 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

Dengan ini diberitahu bahawa Mesyuarat Agung Tahunan Syarikat Ketiga Puluh Empat akan diadakan di Pejabat Berdaftar, Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia pada hari Rabu, 14 Februari 2007 pukul 12.00 tengahari untuk tujuan-tujuan berikut:

1. Menerima dan menimbang penyata kewangan bagi tahun berakhir 30 September 2006 dan laporan para Pengarah dan Juruaudit berkaitan dengannya. **Resolusi Biasa 1**

2. Meluluskan pembayaran dividen akhir sebanyak 10 sen sesaham tolak 27% Cukai Pendapatan Malaysia dan dividen khas sebanyak 30 sen sesaham tolak 27% Cukai Pendapatan Malaysia. **Resolusi Biasa 2**

3. Melantik semula Pengarah-pengarah berikut yang bersara mengikut Artikel 91(A) Tataurusan Syarikat:

   (i) YM Tengku Robert Hamzah **Resolusi Biasa 3**
   (ii) Dato' Lee Hau Hian **Resolusi Biasa 4**

4. Menimbang dan, sekiranya wajar, meluluskan resolusi selaras dengan Seksyen 129(6), Akta Syarikat, 1965 untuk melantik semula Pengarah-pengarah Syarikat berikut bagi tempoh perkhidmatan sehingga Mesyuarat Agung Tahunan Syarikat akan datang:

   (i) Tan Sri Dato' Thong Yaw Hong **Resolusi Biasa 5**
   (ii) R. M. Alias **Resolusi Biasa 6**

5. Menetapkan dan meluluskan yuran para Pengarah bagi tahun berakhir 30 September 2006 sebanyak RM564,000. **Resolusi Biasa 7**

6. Melantik juruaudit dan memberi kuasa kepada para pengarah untuk menetapkan bayaran mereka. **Resolusi Biasa 8**

7. Sebagai PERNIAGAAN KHAS, menimbang dan, sekiranya wajar, meluluskan Resolusi-Resolusi berikut:

(i) CADANGAN MEMBERI KUASA KEPADA SYARIKAT UNTUK MEMBELI BALIK SAHAM-SAHAM SENDIRI DENGAN JUMLAH TIDAK MELEBIHI 10% DARIPADA SAHAM SYARIKAT YANG DITERBIT DAN DIBAYAR **Resolusi Biasa 9**

"BAHAWA kuasa diberi kepada Pengarah-pengarah untuk Syarikat membeli balik saham-saham biasanya bernilai RM1.00 setiap satu ("Kuasa untuk Membeli Balik Saham") yang akan ditentukan oleh Pengarah-pengarah dari masa ke semasa melalui Bursa Malaysia Securities Berhad ("Bursa Malaysia) dengan syarat-syarat dan terma-terma di mana Pengarah-pengarah adalah berpendapat ia bersesuaian dan berguna demi kepentingan Syarikat dengan syarat bahawa jumlah saham yang dibeli tidak melebihi 10% dari jumlah saham Syarikat yang diterbit dan dibayar (bersamaan dengan 70,900,000 saham syarikat berpandu kepada saham syarikat yang diterbit dan dibayar [tidak termasuk saham khazanah] sebanyak 709,977,128 saham dengan nilai RM1.00 setiap satu pada 1 Disember 2006) dan bahawa satu jumlah tidak melebihi jumlah besar keuntungan tertahan Syarikat diperuntukan untuk Kuasa untuk Membeli Balik Saham (keuntungan tertahan Syarikat yang diaudit pada 30 September 2006 ialah RM1,087 juta) DAN BAHAWA Pengarah-pengarah boleh mengambil keputusan membatalkan saham-saham yang telah dibeli dan/atau mengekalkan saham-saham yang telah dibeli sebagai saham khazanah;

DAN BAHAWA para Pengarah diberi kuasa untuk mengambil tindakan yang disebut supaya Kuasa boleh Membeli Balik Saham dengan kuasa yang sepenuhnya dan menyetujui sebarang syarat-syarat, modifikasi, penilaian, variasi dan/atau pemindaan (jika ada) yang mungkin dikenakan oleh pihak yang berkenaan DAN BAHAWA Kuasa yang demikian akan berkuatkuasa apabila resolusi biasa ini diluluskan dan akan tamat tempohnya pada kesimpulan Mesyuarat Agung Tahunan ("AGM") Syarikat yang akan datang berikutan dengan kelulusan resolusi biasa ini atau di tamat tempoh AGM akan datang sepertimana diperlukan dari segi undang-undang (kecuali ditarik balik atau ditukar pada awalnya dengan resolusi biasa pemegang-pemegang saham Syarikat dalam satu mesyuarat am) tetapi penyelesaian pembelian oleh Syarikat tidak boleh diprejudis sebelum tarikh tamat tempoh yang tersebut dan, walau apapun, bersamaan dengan peruntukan garis panduan yang dikeluarkan oleh Bursa Malaysia atau mana-mana penguatkuasa yang berkenaan."

(ii) CADANGAN MANDAT PARA PEMEGANG SAHAM MENGENAI URUSNIAGA BERULANGAN DENGAN PIHAK BERKAITAN **Resolusi Biasa 10**

"BAHAWA kelulusan diberi kepada Syraikat dan/atau syarikat subsidiarinya untuk melaksanakan urusniaga berulangan yang bersifat perolehan atau dagangan dengan pihak berkaitan di mana ianya perlu untuk operasi harian Syarikat dan/atau syarikat subsidiarinya dan berdasarkan syarat perdagangan biasa yang tidak menguntungkan pihak berkaitan lebih daripada yang biasa diperolehi oleh pihak umum dan tidak menjejaskan para pemegang saham minoriti sepertimana tercatat dalam Lampiran Bahagian B Surat Pekeliling Syarikat kepada para Pemegang Saham bertarikh 29 Disember 2006 ("Mandat");

BAHAWA para Pengarah diberi kuasa mengambil segala tindakan dan langkah yang perlu (termasuk menyempurnakan segala dokumen yang perlu) bagi melaksanakan Mandat sepenuhnya untuk mempersetujui sebarang syarat, pengubahsuaian, penilaian semula, variasi dan/atau pindaan (jika ada) sepertimana dikenakan oleh pihak berkuasa berkaitan DAN BAHAWA Mandat ini berkuatkuasa apabila resolusi biasa ini diluluskan dan tamat tempohnya pada kesimpulan Mesyuarat Agung Tahunan ("AGM") Syarikat yang akan datang berikutan kelulusan resolusi biasa ini atau di tamat tempoh AGM akan datang sepertimana diperlukan dari segi undang-undang tetapi tidak diperpanjangkan melebihi tempoh lanjutan diberikan menurut Seksyen 143(2) Akta Syarikat, 1965 (kecuali jika dibatal atau diubah melalui resolusi biasa para pemegang saham Syarikat dalam mesyuarat agung)."

(iii) CADANGAN PENGUBAHAN KEPADA TATAURUSAN PERSATUAN SYARIKAT **Resolusi Khas 11**

"BAHAWA pengubahan kepada Tataurusan Persatuan seperti yang dibentangkan dalam Lampiran Bahagian C Surat Pekeliling Syarikat kepada para Pemegang Saham bertarikh 29 Disember 2006, adalah dan seterusnya diterima."

Dengan Perintah Lembaga Pengarah
J. C. LIM
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak,
Malaysia.

29 Disember 2006

Nota

(1) Seorang ahli Syarikat yang berhak menghadiri dan mengundi adalah berhak melantik tidak lebih daripada dua orang proksi untuk mengundi bagi pihaknya. Seseorang proksi mungkin tetapi tidak semestinya seorang ahli Syarikat dan peruntukan dari Seksyen 149(1)(b) dalam Akta Syarikat, 1965 tidak sah. Di mana seseorang melantik dua orang proksi, perlantikan tidak akan sah melainkan beliau menyatakan bahagian pegangan beliau yang diwakili oleh setiap proksi.

(2) Suratcara perlantikan seseorang proksi dan kuasa wakil atau kuasa lain (jika ada) yang diberikan kuasa perintah perlu sampai di Pejabat Berdaftar Syarikat tidak lewat dari 48 jam sebelum masa mula mesyuarat.

(3) Bagi tujuan menentukan hak kehadiran dalam mesyuarat ini, Syarikat akan menuntut daripada Bursa Malaysia Depository Sdn Bhd selaras dengan Artikel 49(8)(B), Tataurusan Persatuan Syarikat dan Perenggan 7.18(2) Senarai Keperluan Bursa Malaysia Securities Berhad, supaya memperoleh Rekod Pendeposit pada 5 Februari 2007 dan nama Pendeposit yang tercatat dalam Rekod Pendeposit ini berhak menghadiri mesyuarat ini.

(4) Dividen akhir dan dividen khas, jika diluluskan, akan dibayar pada 13 Mac 2007 kepada semua pemegang saham dalam Daftar Ahli pada 15 Februari 2007. Pendeposit Bursa Malaysia Depository hanya layak menerima hak dividen berhubung dengan perkara berikut:
   (i) Saham-saham yang didepositkan ke dalam akaun sekuriti Pendeposit sebelum 12.30 tengahari pada 13 Februari 2007 bagi saham-saham yang dikecualikan daripada Deposit Mandatori;
   (ii) Saham-saham yang dipindahkan ke akaun sekuriti Pendeposit sebelum pukul 4.00 petang pada 15 Februari 2007 bagi pindahan; dan
   (iii) Saham-saham yang dibeli dalam Bursa Malaysia Securities Berhad berasaskan hak kelayakan menurut Peraturan-peraturan Bursa Malaysia Securities Berhad.

(5) Profil (termasuk kedatangan dalam Mesyuarat Lembaga) para Pengarah yang layak diundi atau dilantik semula sebagai Pengarah Syarikat dalam Resolusi 3 ke 6 seperti terkandung dalam halaman 12 ke 15 Laporan Tahunan dan Penyata Kewangan 2006.

(6) Untuk Resolusi 9, 10 dan 11, maklumat tambahan mengenai Saham Membeli Balik, Mandat Pemegang-pemegang Saham mengenai Urusniaga Berulangan Transaksi Pihak Berkaitan dan Pengubahan kepada Tataurusan Persatuan Syarikat masing-masing tercatat dalam Surat Pekeliling kepada para Pemegang Saham Syarikat yang bertarikh 29 Disember 2006, di mana ia akan dihantar bersama-sama dengan Laporan Tahunan dan Penyata Kewangan 2006 Syarikat.

(Borang proksi dilampirkan dalam Laporan Tahunan dan Penyata Kewangan ini.)

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PROXY FORM

ONLY ORIGINAL PROXY FORM WILL BE ACCEPTED

KUALA LUMPUR KEPONG BERHAD
(Incorporated in Malaysia) (15043-V)

No. of Shares	
CDS Account No.	
Tel. No.	
Fax. No.	

I/We ....
(Block Letters)

of..
being a member of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No : ....

*and/or .... NRIC/Passport No : ....

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 14 February 2007 and at any adjournment thereof, and to vote as indicated below:

Please indicate with (√) how you wish your vote to be cast

Resolution	Relating to	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final and Special Dividends		
	Re-election of Directors pursuant to Article 91(A) of the Company's Articles of Association:		
3	YM Tengku Robert Hamzah		
4	Dato' Lee Hau Hian		
	Re-appointment of Directors pursuant to Section 129(6), Companies Act, 1965:		
5	Tan Sri Dato' Thong Yaw Hong		
6	R.M. Alias		
7	Directors' fees		
8	Re-appointment and Remuneration of Auditors		
9	Proposed Authority to Buy Back Its Own Shares by the Company		
10	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		
11	Proposed Amendments to the Articles of Association		

Date ....

....
Signature/Common Seal of Shareholder

* Whichever that is not applicable must be deleted
Please see NOTES on reverse side which form part of the proxy form.

Fold this flap for sealing

POSTAGE
STAMP

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1 JALAN S. P. SEENIVASAGAM,
30000 IPOH, PERAK,
MALAYSIA

2nd fold here

To : All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting.

The Thirty-fourth Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, 1 JALAN S.P. SEENIVASAGAM, 30000 IPOH, PERAK on Wednesday, 14 February 2007 at 12.00 noon. For your convenience, the following arrangements have been made:

PARKING FACILITIES
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you. Parking is free of charge.

REGISTRATION
The registration counter at the Ground Floor of Wisma Taiko will be opened from 11.30 a.m. onwards. Please present your original identity card for verification purposes.

REFRESHMENTS
Refreshments will be served before the meeting.

1st fold here

NOTES:
1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

2. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.

4. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.

5. A member will not be allowed to attend the meeting together with a proxy appointed by him.

BEST AVAILABLE COPY

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S. P. Seenivas
30000 Ipoh, Perak, Malaysia.
Tel : 605-241 7844
Fax : 605-253 5018
Web : www.klk.com

pp 149